24-10117

# SECURITIES AND EXCHANGE COMMISSION

**Washington, D.C. 20549**

**FORM 1-A**

**REGULATION A OFFERING STATEMENT**

**UNDER THE SECURITIES ACT OF 1933**

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[redacted]

05058573

RECD S.E.C.
JUL - 5 2005
1086

**The Westward Funds, INC**
(Exact name of issuer as specified in its charter)

**Delaware, United States of America**
(State or other jurisdiction of incorporation or organization)

**11737 Goshen Avenue, Suite 101, Los Angeles, CA 90049 - (800) 901-5431**
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

**David Westveer - P.O. Box 491209, Los Angeles, CA 90049 - (800) 901-5431 ext. 804**
(Name, address, including zip code, and telephone number, including area code, of agent for service)

**6798**
(Primary standard Industrial Classification Code Number)

PROCESSED
DEC 06 2005
THOMSON FINANCIAL

**20-3013334**
(I.R.S. Employer Identification Number)

The following delaying notation is optional, but see Rule 252(g) before omitting it:

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

## GENERAL INSTRUCTIONS

**I. Eligibility Requirements for Use of Form 1-A.**
This form is to be used for securities offerings made pursuant to Regulation A, 17 CFR 230.251 *et seq*. Careful attention should be directed to the terms, conditions and requirements of the regulation, especially Rule 251, inasmuch as the exemption is not available to all issuers or to every type of securities transaction. Further, the aggregate offering amount of securities which may be sold in any 12 month period is strictly limited to $5 million.

**II. Preparation and Filing of the Offering Statement.**
An offering statement shall be prepared by all persons seeking exemption pursuant to the provisions of Regulation A. Parts I, II and III shall be addressed by all issuers. Part II of the form which relates to the content of the required offering circular provides several alternate formats depending upon the nature and/or business of the issuer; only one format needs to be followed and provided in the offering statement. General information regarding the preparation, format, content of, and where to file the offering statement is contained in Rule 252. Requirements relating to the offering circular are contained in Rules 253 and 255. The offering statement may be printed, mimeographed, lithographed, or typewritten or prepared by any similar process which will result in clearly legible copies.

**III. Supplemental Information.**
The following information shall be furnished to the Commission as supplemental information:

(1) A statement as to whether or not the amount of compensation to be allowed or paid to the underwriter has been cleared with the NASD. **The Company currently does not use an underwriter to assist in selling its shares of common stock.**

(2) Any engineering, management or similar report referenced in the offering circular. N/A

# Table of Contents

(3) Such other information as requested by the staff in support of statements, representations and other assertions contained in the offering statement.

**The Following items have been attached for your review:**

**(1) Company Bylaws and Articles of Incorporation;**

**(2) Share Purchase Agreement;**

**(3) Consent and Certification by Underwriter**

**1. The undersigned hereby consents to being named as underwriter in an offering statement filed with the Securities and Exchange Commission by The Westward Funds, INC pursuant to Regulation A in connection with a proposed offering of The Westward Funds, INC to the public.**

**2. The undersigned hereby certifies that it furnished the statements and information set forth in the offering statement with respect to the undersigned, its directors and officers or partners, that such statements and information are accurate, complete and fully responsive to the requirements of Parts I, II and III of the Offering Statement thereto, and do not omit any information required to be stated therein with respect of any such persons, or necessary to make the statements and information therein with respect to any of them not misleading.**

**3. If Preliminary Offering Circulars are distributed, the undersigned hereby undertakes to keep an accurate and complete record of the name and address of each person furnished a Preliminary Offering Circular and, if such Preliminary Offering Circular is inaccurate or inadequate in any material respect, to furnish a revised Preliminary Offering Circular or a Final Offering Circular to all persons to whom the securities are to be sold at least 48 hours prior to the mailing of any confirmation of sale to such persons, or to send such a circular to such persons under circumstances that it would normally be received by them 48 hours prior to their receipt of confirmation of the sale.**

**David Westveer**
**(Underwriter)**
**By** [signature] **Date 06/28/2005**

## PART I — NOTIFICATION

The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

**ITEM 1. Significant Parties**
List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors:

**1) Mr. Tim Barnes**
**Residential:**
**1714 Kleck Road**
**Paso Robles, CA 93446**
**Business:**
**505 Higuera Street**
**San Luis Obispo, CA 93401**

**2) Mr. Bill Borgsmiller**
**Residential:**
**1851 Devaul Ranch Drive**
**San Luis Obispo, CA 93405**
**Business:**
**945 Airport Drive**
**San Luis Obispo, CA 93405**

3) Mr. Ian Duni
Residential:
664 Toro Street
San Luis Obispo, CA 93401
Business:
738 Higuera Street
San Luis Obispo, CA 93401

4) Mr. Patrick Gill
Residential:
231 Bay Street, #1
Santa Monica, CA 90405
Business:
1410 Abbot Kinney Blvd. #100
Venice, CA 90291

5) Mr. Chris Knauer
Residential:
1190 Bassi Drive
San Luis Obispo, CA 93405
Business:
1190 Bassi Drive
San Luis Obispo, CA 93405

6) Mr. Tarig Kozouz
Residential:
2016 N. Larrabee
Chicago, IL 60602
Business:
181 N. Maddison, Suite 4700
Chicago, IL 60602

7) Mr. Scott Waldron
Residential:
12982 Wildwood Circle
Villa Park, CA 92861
Business:
27040 Alicia Parkway
Laguna Niguel, CA 92677

8) Mr. David Westveer
Residential:
11737 Goshen Avenue, #101
Los Angeles, CA 90049
Business:
PO Box 491209
Los Angeles, CA 90049

(b) the issuer's officers;

1) Mr. David Westveer – CEO, CFO, COO
Residential:
11737 Goshen Avenue, #101
Los Angeles, CA 90049
Business:
PO Box 491209
Los Angeles, CA 9004

(c) the issuer's general partners;
**NONE**
(d) record owners of 5 percent or more of any class of the issuer's equity securities;
**NONE**
(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities;
**NONE**
(f) promoters of the issuer;
**NONE**
(g) affiliates of the issuer;
**NONE**
(h) counsel to the issuer with respect to the proposed offering;
**NONE**
(i) each underwriter with respect to the proposed offering;
**NONE**
(j) the underwriter's directors;
**NONE**
(k) the underwriter's officers;
**NONE**
(l) the underwriter's general partners; and
**NONE**
(m) counsel to the underwriter.
**NONE**

**ITEM 2. Application of Rule 262**
(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262. **NO**

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied. **N/A**

**ITEM 3. Affiliate Sales**
If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer. The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years. **DOES NOT APPLY**

**ITEM 4. Jurisdictions in Which Securities Are to be Offered**
(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.
**All States within the United States of America**

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.
**All States within the United States // Word of Mouth, Direct Mail, Print Advertising**

**ITEM 5. Unregistered Securities Issued or Sold Within One Year**
(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:
(1) the name of such issuer; **N/A**
(2) the title and amount of securities issued; **N/A**
(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof; **N/A**
(4) the names and identities of the persons to whom the securities were issued. **N/A**
(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a). **N/A**
(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption. **N/A**

**ITEM 6. Other Present or Proposed Offerings**
State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering. **NO**

**ITEM 7. Marketing Arrangements**
(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:
(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution; **NONE**
(2) To stabilize the market for any of the securities to be offered; **NONE**
(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation. **NONE**
(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed. **NONE**

**ITEM 8. Relationship with Issuer of Experts Named in Offering Statement**
If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee, furnish a brief statement of the nature of such contingent basis, interest or connection. **NONE**

**ITEM 9. Use of a Solicitation of Interest Document**
Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers. **NO**

## PART II — OFFERING CIRCULAR

Financial Statement requirements, regardless of the applicable disclosure model, are specified in Part F/S of this Form 1-A.
The Commission encourages the use of management's projections of future economic performance that have a reasonable basis and are presented in an appropriate format. See Rule 175, 17 CFR 230.175. The narrative disclosure contents of offering circulars are specified as follows:

A: For all corporate issuers — the information required by Model A of this Part II of Form 1-A. **PLEASE SEE ATTACHED COMPANY PROSPECTUS**

B: For all other issuers and for any issuer that so chooses — the information required by either Part I of Form SB-2, 17 CFR 239.29, except for the financial statements called for there, or Model B of this Part II of Form 1-A. Offering circulars prepared pursuant to this instruction need not follow the order of the items or other requirements of the disclosure form. Such information shall not, however, be set forth in such a fashion as to obscure any of the required information or any information necessary to keep the required information from being incomplete or misleading. Information requested to be presented in a specified tabular format shall be given in substantially the tabular form specified in the item.

## OFFERING CIRCULAR MODEL A.
## GENERAL INSTRUCTIONS:

Each question in each paragraph of this part shall be responded to; and each question and any notes, but not any instructions thereto, shall be restated in its entirety. If the question or series of questions is inapplicable, so state. If the space provided in the format is insufficient, additional space should be created by cutting and pasting the format to add more lines. Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may have liability to investors. The selling agents should exercise appropriate diligence to determine that no such inaccuracy or incompleteness has occurred, or they may be liable.

## COVER PAGE

**The Westward Funds, INC**

(Exact name of issuer as specified in its charter)

Type of securities offered: **Common Stock**
Maximum number of securities offered: **2,000,000**
Minimum number of securities offered: **4,000**
Price per security: **$25.00**
Total proceeds: If maximum sold: **$50,000,000.00** If minimum sold: **$100,000.00**
Is a commissioned selling agent selling the securities in this offering? [X] Yes [ ] No
If yes, what percent is commission of price to public? 6.5%
Is there other compensation to selling agent(s)? [ ] Yes [X] No
Is there a finder's fee or similar payment to any person? [X] Yes [ ] No (See Question No. 22)
Is there an escrow of proceeds until minimum is obtained? [ ] Yes [X] No (See Question No. 26)
Is this offering limited to members of a special group, such as employees of the Company or individuals?
[ ] Yes [X] No (See Question No. 25)
Is transfer of the securities restricted? [X] Yes [ ] No (See Question No. 25)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT.

SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING. IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:
[ ] Has never conducted operations.
[X] Is in the development stage.
[ ] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify):
(Check at least one, as appropriate)

This offering has been registered for offer and sale in the following states:

| *State* | *State File No.* | *Effective Date* |
|---|---|---|
| **N/A** | **N/A** | **N/A** |

INSTRUCTION: The Cover Page of the Offering Circular is a summary of certain essential information and should be kept on one page if at all possible. For purposes of characterizing the Company on the cover page, the term "development stage" has the same meaning as that set forth in Statement of Financial Accounting Standards No. 7 (June 1, 1975).

**TABLE OF CONTENTS**

***Please see the Attached Prospectus for further information regarding the Table of Contents.***

**THE COMPANY**

1. Exact corporate name: **The Westward Funds, INC**
State and date of incorporation: **Delaware – May 15, 2005**
Street address of principal office: **11737 Goshen Avenue, Suite 101, Los Angeles, CA 90049**

Company Telephone Number: **(800) 901-5431**
Fiscal year: **December 31st**
Person(s) to contact at Company with respect to offering: **David Westveer**
Telephone Number (if different from above):

## RISK FACTORS

2. List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i. e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

- **There is no public trading market for the shares, and The Westward Funds, INC cannot assure the shareholders that one will ever develop. Until the shares are publicly traded, an investor could have a difficult time trying to sell their shares promptly.**

  **To minimize this risk to shareholders, The Westward Funds Articles of Incorporation will require us to do one of the following prior to January 01, 2015:**

  **(a) Guarantee the re-purchase of all shares requested of by shareholders, by either maintaining adequate cash reserves or finding a public market for the shares; or**

  **(b) Begin selling our properties and liquidating our assets, with all proceeds paid out as dividends to shareholders.**

- **The Westward Funds ability to achieve investment objectives and pay dividends is dependent upon the performance of Westward Management, our advisor, in the quality and timeliness of our acquisitions of real estate properties, the selection of tenants and the determination of any financing arrangements;**

- **To ensure that The Westward Funds continues to operate as a REIT, we must comply with numerous guidelines as set forth by the Internal Revenue Service. For example, The Westward Funds, INC is required to maintain a minimum of 100 shareholders, with no one shareholder owning more than 9.8% of the shares outstanding;**

- **The Westward Funds, INC may not remain qualified as a REIT for federal income tax purposes, which would subject the company to the payment of tax on our income at corporate rates, reducing the amount of funds available for the payment of dividends to shareholders;**

- **Shareholders will not have preemptive rights, and as such, any shares the company issues in the future may dilute an investor's interest in The Westward Funds, INC;**

- **Real estate investments are subject to cyclical trends that are out of The Westward Funds control; and**

- **Loans that The Westward Funds, INC obtains will be secured by equity in other properties that we own, therefore ultimately putting multiple properties at risk in the event of foreclosure if The Westward Funds, INC is unable to pay its debts.**

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

INSTRUCTION: The Company should avoid generalized statements and include only those factors which are unique to the Company. No specific number of risk factors is required to be identified. If more than 16 significant risk factors exist, add additional lines and number as appropriate. Risk factors may be due to such matters as cash flow and liquidity problems, inexperience of management in managing a business in the particular industry, dependence of the Company on an unproven product, absence of an existing market for the product (even though management may believe a need exists), absence of an operating history of the Company, absence of profitable operations in recent periods, an erratic financial history, the financial position of the Company, the nature of the business in which the Company is engaged or proposes to engage, conflicts of interest with management, arbitrary establishment of offering price, reliance on the efforts of a single individual, or absence of a trading market if a trading market is not expected to develop. Cross references should be made to the Questions where details of the risks are described.

**BUSINESS AND PROPERTIES**

3. With respect to the business of the Company and its properties:

(a) Describe in detail *what* business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

**The Westward Funds, INC. (herein "TWF") is a privately held Real Estate Investment Trust (herein "REIT"), often referred to as real estate stock; a company focused primarily on owning and operating income producing real estate properties. Filed as a sub-chapter (C) Corporation under the laws of the state of Delaware, TWF will make an election under Section 856(C) of the Internal Revenue Code of 1986, to be taxed as a REIT beginning with its taxable year ending December 31, 2006.**

**TWF combines the capital from a limited group of private investors to acquire, hold, and sell real property. We seek to acquire high quality residential dwellings located in densely populated metropolitan markets, leased to individuals with better than average credit.**

**Investing in TWF will allow investors to own an undivided interest in a large-scale diversified portfolio, through the purchase of shares, or stock in the company. TWF will be offering, on a best effort basis to investors, 2,000,000 shares of common stock valued at $25 per share. An investor must purchase a minimum of 40 shares, or $1,000 to be eligible as a shareholder.**

**The company will earn revenue by leasing properties that it acquires, as well as selling properties that appreciate based on the standards met as outlined in the attached Property Evaluation Worksheet. Shareholders are compensated by means of a quarterly dividend, calculated as taxable net income before the recognition of depreciation and amortization, divided by the total number of shares then outstanding. TWF's Board of Directors will ultimately decide the total sum of proceeds to be distributed to its shareholders. In order for TWF to be considered income tax exempt, we will be required to distribute 90% or more of our annual taxable income to our shareholders.**

**After a shareholder has owned their shares for a period of thirty-six (36) months, they may attempt to sell their shares back to TWF for the greater of the purchase price of their shares, or the then value of their shares as determined by the TWF Board of Directors, whichever is greater. TWF will purchase back shares quarterly from shareholders on a first come, first served basis, not to exceed 10% of the previous quarter's total outstanding shares.**

(b) Describe *how* these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

**We are offering 2,000,000 shares of common stock to the general public for $25 per share. This includes shares made available pursuant to our Independent Director Stock Option Plan, our Employee Stock Option Plan, and our Dividend Reinvestment Plan.**

**Your investment will be recorded on our books only. We will not issue certificates for shares purchased. Shares will be held in "uncertificated" form which will eliminate the physical handling and safekeeping responsibilities inherit to owning transferable stock certificates and eliminate the need to return a duly executed stock certificate to affect a transfer. Westward Management, our advisor, acts as our registrar and as the transfer agent for our shares.**

**We will begin selling shares in this offering upon the effective date of this prospectus, with no known termination date. We will hold your investment proceeds in our account until we withdraw funds for the acquisition of real estate properties or the payment of fees or other expenses. We will admit shareholders on the first day of each calendar quarter.**

(c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete. Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

**As a REIT, we generally are not subject to federal income tax on income that we distribute to our shareholders. Under the Internal Revenue Code, REITs are subject to numerous organizational and operational requirements, including a requirement that they distribute at least 90% of their taxable income to their shareholders. If we fail to qualify for taxation as a REIT in any year, our income will be taxed at regular corporate rates, and we may be precluded from qualifying for treatment as a REIT for the four-year period following our failure to qualify. Even if we qualify as a REIT for federal income tax purposes, we may still be subject to state and local taxes on our income and property and to federal income and excise taxes to our distributed income.**

**We may be subject to state and local taxes in states and localities in which we do business or own property. The tax treatment of Westward Management, as well as any other operating subsidiaries we may decide to operate from time-to-time may differ from the federal income tax treatment as described above.**

**In order to qualify for taxation as a REIT under the Internal Revenue Code, we must:**

- **Be a domestic corporation;**
- **Elect to be taxed as a REIT and satisfy relevant filing and other administrative requirements;**
- **Be managed by one or more trustees or directors;**
- **Have transferable shares;**
- **Not be a financial institution or an insurance company;**
- **Use a calendar year for federal income tax purposes;**
- **Have at least 100 shareholders for at least 335 days of each taxable year of 12 months; and**
- **Not be closely held.**

**As a Delaware Corporation, we satisfy the first requirement, and we plan to file an election to be taxed as a REIT with the IRS beginning with our taxable year ending December 31, 2006. In addition, we are managed by a Board of Directors, we have transferable shares, and we do not intend to operate as a financial institution or insurance company. We utilize the calendar year for federal income tax purposes, and we plan to always have more than 100 shareholders. We would be treated as closely held only if five or fewer individuals or certain tax-exempt entities own, directly or indirectly, more than 50% (by value) of our shares at any time during the last half of our taxable year. We plan not to allow five or fewer individuals to own more than 50% of our outstanding shares.**

Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort, which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

**REITs generally get two separate grades. Performance measures a trust's ability to deliver a high yield or growth rate, or combination of the two, verses its peers. On the opposing side, REITs are penalized for high leverage. Below is a sampling of REITs as compiled by Forbes in 2004:**

| **REIT** | **2003 Dividend Yield** | **Net Assets ($bill)** |
|---|---|---|
| **AMB Property** | **4.6%** | **2.9** |
| **Arden Realty** | **6.1%** | **2.4** |
| **Associated Estates** | **7.0%** | **0.2** |
| **Avalon Bay** | **4.2%** | **4.8** |

**In October 2001, REITs represented a $5 Trillion industry. Below is a break-down of some investments held by REITs:**

| **Investment Held** | **Representation** |
|---|---|
| **Office** | **7.68 billion square feet** |
| **Retail: Mall** | **1,757 major shopping malls** |
| **Retail: on-Mall** | **35,430 centers** |
| **Warehouse** | **3.43 billion square feet** |
| **Apartment** | **12.5 million units** |
| **Hotel** | **3.91 million rooms** |

**By limiting the total number of shares available to the general public, TWF will reduce complexity and the overall cost of operations, providing higher dividends to its shareholders. This boutique approach to market will better preserve, *protect, and return shareholder capital contributions.***

(e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

As of 07/01/2005 **$00.00**
(a recent date)

As of 07/01/2004 **$00.00**
(one year earlier)

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain.

(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

**TWF operates under the direction of a Board of Directors, the members of which are accountable to us and our shareholders and fiduciaries. The board is responsible for the management and control of our affairs. The board has retained Westward Management to manage the day-to-day business responsibilities and the acquisition and disposition of our investments, subject to the board's supervision.**

**TWF has no direct employees. The employees of our advisor, Westward Management perform a full range of real estate and administrative services for TWF including leasing and property management, accounting, asset management, and investor relations.**

**Our Directors are not required to devote all of their time to TWF and are only required to devote the time to our affairs as their duties may require. Our Directors plan to meet quarterly, but no less than semi-annually, to discharge their**

duties as Directors. Consequently, in the exercise of their fiduciary responsibilities, our Directors will be relying heavily upon Westward Management to manage and advise us as to the day-to-day-operations of TWF.

Our articles of incorporation and bylaws provide that the number of Directors of TWF may be established by a majority of the entire Board of Directors but may not be fewer than three or more than 15. We currently have a total of nine Directors. Our articles of incorporation also provide that a majority of the Directors must be independent Directors. An "independent director" is a person who is not an officer or employee of Westward Management, and has not otherwise been affiliated with such entity in a management capacity for the previous three years. Directors may hold a minority interest (equal to or less than 10%) in Westward Management and still be considered an "independent director." Of the eight current Directors of TWF, six are considered independent directors.

Any Director may resign at any time and may be removed with or without cause by the shareholders upon the affirmative vote of at least a majority of all votes entitled to be cast at a meeting called for the purpose of the proposed removal. If fewer than 500 votes are cast for the removal of a Director by the shareholders, the decision shall be made solely by a majority vote of the Board of Directors.

The Directors will also be responsible for reviewing the performance of Westward Management, and determining that the compensation paid is reasonable in relation to the nature and quality of services to be performed and that the provisions of the service agreements are being carried out. The removal of Westward Management, or any other affiliated management company of TWF must be made by a majority vote of the Board of Directors.

We have provided below certain information regarding our executive Directors:

Tim Barnes – *Director*

Mr. Barnes is the Founder, President & Designated Broker of Apex Properties, a real estate brokerage firm located in San Luis Obispo, California. Through an innovative approach to market, Apex has experienced double digit growth for more than five consecutive years, making it one of California's fastest growing real estate companies.

Licensed in both Arizona and California, and having extensive education and experience within the real estate industry, Mr. Barnes also invests directly into numerous real estate developments throughout California.

Bill Borgsmiller – *Director*

Mr. Borgsmiller is the President and CEO of Aviation Consultants, Inc. and the San Luis Jet Center, both located in California's Central Coast. Flying since the age of twelve, he has obtained numerous licenses, ratings and certifications, including an Airline Transport Pilot license, Instrument and Commercial license, Land & Sea certification, Airframe and Powerplant Mechanic certification, as well as being an NBAA Certified Aviation Manager.

Since opening ACI in 1999, Mr. Borgsmiller has continued to expand his company, becoming one of California's premier aviation service providers. In 2004, he opened the San Luis Jet Center, a 15,000 square foot facility servicing both passengers and their aircraft. The company currently owns and manages numerous cabin-class corporate jet aircraft with a combined value of more than $80 Million.

Ian Duni – *Director*

Mr. Duni is an independent representative with ING, having previously managed a division of Citibank to 153% of revenue forecasts. He manages numerous ultra-high net worth clients, providing a host of services not found in most of today's large corporate institutions. He has received numerous awards during his career, including the *Circle of Excellence* designation for being one of the top 25 registered representatives at Citibank. He has the ability to market numerous organizations for the funding of properties acquired by TWF, and will additionally manage all aspects of the escrow process. Mr. Duni holds the following licenses, certifications and memberships:

1. National Association of Insurance and Financial Advisors;
2. Fire and Casualty Broker Certificate;
3. Life Agent;
4. Real Estate Salesperson Certificate;
5. Series 6 Variable Contracts License;

6. Series 63 Code of Ethics License;
7. Certified Financial Planner I – Financial Planning;
8. Certified Financial Planner II – Investment Planning.

Patrick Gill – *Director*

Mr. Gill is the Creative Director and co-owner of LeeReedy, a brand design, marketing and communications firm with offices in Denver and Los Angeles. He has worked with numerous fortune 500 and fortune 1000 companies that include Hunter Douglas, Janus, Oakwood Worldwide, Hewlett Packard, StorageTek, The Broe Companies, as well as The Children's Hospital.

Mr. Gill's work has been recognized in Print Magazine, The Best of Brochure Design Vol. 1,2,3,4, The American Institute of Graphic Artists, The National Business Marketing Association, and The Addys.

Chris Knauer – *Director*

Mr. Knauer and his business experience can be defined in only one way; "entrepreneurial". Currently, he owns the majority interest in three multi-million dollar businesses that include Construction-Land Development, Evaki Imports, and A-RV Storage and Repair.

Proven successful at taking businesses from start-up to success story, Mr. Knauer has practical business knowledge in the hotel industry, the RV industry, the wine industry, and the construction and development industry. He is responsible for numerous and ongoing residential and commercial developments throughout California.

Tarig Kozouz – *Director*

Mr. Kozouz is the Vice President of AlixPartners, LLC, a global financial consulting firm specializing in financial advisory services, turnaround and restructuring, and performance improvement. His concentration is in the area of financial advisory services where he performs financial and accounting analyses, investigations, and damages analyses for commercial disputes.

Previous to his work with AlixPartners, Mr. Kozouz worked with Deloitte & Touche as a manager in their forensic and investigative services practices, specializing in SEC investigations. Prior to his work in the forensic and investigative services practice, Mr. Kozouz worked as an external auditor providing audit services to both public and private companies in various industries. He is a licensed certified public accountant and is a member of the Association of Certified Public Accountants, Association of Certified Fraud Examiners, and the Business Valuation Association.

Scott Waldron – *Director*

Mr. Waldron is the co-founder of National Housing Solutions, a temporary housing firm providing relocation assistance to corporate executives throughout North America. Through his relationship building opportunities, he has also become a residential lending professional. His affiliation with Washington Mutual Bank enables him to provide financing solutions for clientele throughout the United States.

During his professional career, Mr. Waldron has worked in a management capacity with several fortune 500 companies, including Verizon Wireless, formerly Airtouch Communications. Responsible for B2B sales and marketing strategies, the company realized a 20% year-over-year increase in sales for four consecutive years. Mr. Waldron has been acknowledged numerous times for his contributions to sales excellence and employee development.

David Westveer – *Director*

Mr. Westveer is a principal of Westward Management, our advisor. He most previously was the president of Avacus Corporation, an $85 Million privately held conglomerate based in Santa Monica, California. Avacus consists of eight mid-sized businesses, in industries that include real estate, law, construction, aviation, wine manufacturing and distribution, children's bath care products, and financial services.

**Previous to Mr. Westveer's involvement with Avacus Corporation, he co-founded BBW Enterprises, located in California's Central Coast. A small conglomerate, BBW currently owns and operates two companies; one in corporate aviation and the other in real estate sales and management. He is a licensed real estate salesperson in the state of California, as well as a single and multi-engine certified pilot.**

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.
**Currently, the Company does not own any property. Property acquisitions are scheduled to begin in the 4th quarter of 2005.**

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.
**NONE**

(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

**We may be subject to state and local taxes in states and localities in which we do business or own property. The tax treatment of Westward Management, as well as any other operating subsidiaries we may decide to operate from time-to-time may differ from the federal income tax treatment as described above.**

**In order to qualify for taxation as a REIT under the Internal Revenue Code, we must:**

- **Be a domestic corporation;**
- **Elect to be taxed as a REIT and satisfy relevant filing and other administrative requirements;**
- **Be managed by one or more trustees or directors;**
- **Have transferable shares;**
- **Not be a financial institution or an insurance company;**
- **Use a calendar year for federal income tax purposes;**
- **Have at least 100 shareholders for at least 335 days of each taxable year of 12 months; and**
- **Not be closely held.**

**As a Delaware Corporation, we satisfy the first requirement, and we plan to file an election to be taxed as a REIT with the IRS beginning with our taxable year ending December 31, 2006. In addition, we are managed by a Board of Directors, we have transferable shares, and we do not intend to operate as a financial institution or insurance company. We utilize the calendar year for federal income tax purposes, and we plan to always have more than 100 shareholders. We would be treated as closely held only if five or fewer individuals or certain tax-exempt entities own, directly or indirectly, more than 50% (by value) of our shares at any time during the last half of our taxable year. We plan not to allow five or fewer individuals to own more than 50% of our outstanding shares.**

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.
**N/A**

(k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).
**N/A**

4. (a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.
**The Company was not in business during the last fiscal year.**

(b) Sum State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12)
**The Company does not anticipate any negative consequences as a result of delays in achieving each of the events within the time table as identified in the financial section of the Company's Prospectus.**

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

INSTRUCTION: The inquiries under Business and Properties elicit information concerning the nature of the business of the Company and its properties. Make clear what aspects of the business are presently in operation and what aspects are planned to be in operation in the future. The description of principal properties should provide information which will reasonably inform investors as to the suitability, adequacy, productive capacity and extent of utilization of the facilities used in the enterprise. Detailed descriptions of the physical characteristics of the individual properties or legal descriptions by metes and bounds are not required and should not be given.

As to Question 4, if more than five events or milestones exist, add additional lines as necessary. A "milestone" is a significant point in the Company's development or an obstacle which the Company must overcome in order to become profitable.

**OFFERING PRICE FACTORS**
If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year?
(If losses, show in parenthesis.)
**Total $00.00 ($00.00 per share)**

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.
Offering Price Per Share: **$25.00**
Net After-Tax Earnings Last Year Per Share (price/earnings multiple): **$00.00**

7. (a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.
**$00.00 ($00.00 per share)**

If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.
**The company just recently began operations.**

(b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)
**NONE**

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)
If the maximum is sold: 97%
If the minimum is sold: 43%

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price or exercise or conversion price if common stock is not offered.)
If the maximum is sold: $43,000,000.00 *
If the minimum is sold: $88,000.00 *

* These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: $7,000,000.00. These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: $00.00.

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

INSTRUCTION: Financial information in response to Questions 5, 6 and 7 should be consistent with the Financial Statements. Earnings per share for purposes of Question 5 should be calculated by dividing earnings for the last fiscal year by the weighted average of outstanding shares during that year. No calculations should be shown for periods of less than one year or if earnings are negative or nominal. For purposes of Question 8, the "offering price" of any options, warrants or rights or convertible securities in the offering is the respective exercise or conversion price.

**USE OF PROCEEDS**

9. (a) The following table sets forth the use of the proceeds from this offering:

| | If Minimum Sold | If Maximum Sold |
|---|---|---|
| Total Proceeds | **$100,000** | **$50,000,000** |
| Less: Offering Expenses | **$12,000** | **$6,000,000** |
| General & Administrative | **$35,000** | **$93,000** |
| Interest | **$15.000** | **$538,000** |
| Other Property Related Expenses | **$12,000** | **$369,000** |
| Net Proceeds from Offering | **$26,000** | **$43,000,000** |
| Use of Net Proceeds | | |
| Property Acquisition | **$26,000** | **$43,000,000** |
| Total Use of Net Proceeds | **$26,000** | **$43,000,000** |
| | **100%** | **100%** |

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

**Proceeds that are raised are being used to purchase residential and commercial properties. Proceeds will be used as appropriate based on the company's ability to raise capital.**

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10. (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain. **N/A**

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness. **N/A**

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons. **N/A**

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain: **N/A**

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens, or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems. **NONE**

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known. **NONE**

INSTRUCTION: Use of net proceeds should be stated with a high degree of specificity. Suggested (but not mandatory) categories are: leases, rent, utilities, payroll (by position or type), purchase or lease of specific items of equipment or inventory, payment of notes, accounts payable, etc., marketing or advertising costs, taxes, consulting fees, permits, professional fees, insurance and supplies. Categories will vary depending on the Company's plans. Use of footnotes or other explanation is recommended where appropriate. Footnotes should be used to indicate those items of offering expenses that are estimates. Set forth in separate categories all payments which will be made immediately to the Company's executive officers, directors and promoters, indicating by footnote that these payments will be so made to such persons. If a substantial amount is allocated to working capital, set forth separate sub-categories for use of the funds in the Company's business.

If any substantial portion of the proceeds has not been allocated for particular purposes, a statement to that effect as one of the Use of Net Proceeds categories should be included together with a statement of the amount of proceeds not so allocated and a footnote explaining how the Company expects to employ such funds not so allocated. **N/A**

**CAPITALIZATION**

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancing) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:
**The Company has not yet begun operations.**

Number of common shares authorized: **2,000,000 shares**. Par or stated value per share, if any: **$25.00**

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: 0 shares.

INSTRUCTION: Capitalization should be shown as of a date no earlier than that of the most recent Financial Statements provided pursuant to Question 46. If the Company has mandatory redeemable preferred stock, include the amount thereof in "long term debt" and so indicate by footnote to that category in the capitalization table.

**DESCRIPTION OF SECURITIES**

14. The securities being offered hereby are:
[X] Common Stock
[ ] Preferred or Preference Stock
[ ] Notes or Debentures
[ ] Units of two or more types of securities composed of: ___________________
[ ] Other:

15. These securities have: Yes No
[X] [ ] Cumulative voting rights
[X] [ ] Other special voting rights
[X] [ ] Preemptive rights to purchase in new issues of shares
[X] [] Preference as to dividends or interest
[X] [ ] Preference upon liquidation
[ ] [X] Other special rights or preferences (specify): ____________________

Explain: **N/A**

16. Are the securities convertible? [ ] Yes [X] No
If so, state conversion price or formula.
Date when conversion becomes effective: ____/____/____
Date when conversion expires: ____/____/____

17. (a) If securities are notes or other types of debt securities: **N/A**
(1) What is the interest rate? _______%
If interest rate is variable or multiple rates, describe: ______________________
(2) What is the maturity date? ____/____/____
If serial maturity dates, describe: __________________________
(3) Is there a mandatory sinking fund? [ ] Yes [ ] No Describe:
(4) Is there a trust indenture? [ ] Yes [X] No
Name, address and telephone number of Trustee
(5) Are the securities callable or subject to redemption? [ ] Yes [X] No
Describe, including redemption prices: ______________________________
(6) Are the securities collateralized by real or personal property? [ ] Yes [X] No Describe: ____________
(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.
How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? **$00.00**
How much indebtedness shares in right of payment on an equivalent (pari passu) basis? **$00.00**
How much indebtedness is junior (subordinated) to the securities? **$00.00**
(b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities. **N/A**

Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See Question Nos. 11 and 12. See also the Financial Statements and especially the Statement of Cash Flows.

18. If securities are Preference or Preferred stock:
Are unpaid dividends cumulative? [X] Yes [ ] No
Are securities callable? [] Yes [X] No

Explain:
Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise: **NONE**

20. Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis): **$00.00**

**PLAN OF DISTRIBUTION**

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:

1) **Mr. Tim Barnes**
**1714 Kleck Road**
**Paso Robles, CA 93446**
**(805) 440-8197**

2) **Mr. Bill Borgsmiller**
**1851 Devaul Ranch Drive**
**San Luis Obispo, CA 93405**
**(805) 801-5047**

3) **Mr. Ian Duni**
**664 Toro Street**
**San Luis Obispo, CA 93401**
**(805) 234-4072**

5) **Mr. Patrick Gill**
**231 Bay Street, #1**
**Santa Monica, CA 90405**
**(720) 273-6055**

5) **Mr. Chris Knauer**
**1190 Bassi Drive**
**San Luis Obispo, CA 93405**
**(805) 801-5251**

6) **Mr. Tarig Kozouz**
**2016 N. Larrabee**
**Chicago, IL 60602**
**(773) 960-1960**

7) **Mr. Scott Waldron**
**12982 Wildwood Circle**
**Villa Park, CA 92861**
**(714) 403-2112**

8) **Mr. David Westveer**
**11737 Goshen Avenue, #101**
**Los Angeles, CA 90049**
**(310) 420-2146**

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

**The following table summarizes and discloses all of the compensation and fees to be paid by TWF to Westward Management and its affiliates for services pertaining to the Advisory Agreement:**

- **Acquisition and Advisory Fees equal to 6.5% of gross offering proceeds, paid quarterly, for the review and evaluation of potential real property acquisitions;**
- **Dealer Manager Fee equal to 5.5% of gross offering proceeds, paid quarterly, for the acquisition and offering expenses associated with attracting potential shareholders;**

- **Asset Management Fee equal to 0.5% of the then valuation of real estate assets owned directly or through a joint venture capacity, paid quarterly;**

- **Tenant Management Fee equal to 8.5% of TWF gross rental income, paid quarterly, for the management of tenants residing in TWF owned or managed properties; provided, however, that the aggregate Property Management Fee not exceed the lesser of: (A) 8.5% of gross revenues; or (B) 1.0% of the net asset value of all properties owned by TWF;**

- **Up to 6% of the real estate net purchase or sale for brokerage representation. Westward Management intends to represent TWF in all real estate transactions, and will be responsible for the reimbursement of commissions earned from those transactions that involve third-party broker-dealers.**

  **In connection with the purchase of properties, Westward Management shall earn an amount equal to the commission given to the buyer's broker from the seller's broker representing the seller in the sale of said property.**

  **In connection with the sale of properties, Westward Management shall earn an amount not exceeding the lesser of: (A) 50% of the reasonable, customary, and competitive real estate brokerage commission paid for the sale of a comparable property in light of size, type, and location of the property; or (B) 3.0% of the contract price of the property sold.**

  **Only in a scenario whereby Westward Management represents both seller and buyer in a selling transaction shall Westward Management have the right to the full 6.0% commission; and**

- **1% of all loans sourced for the purchase of real property by TWF, as defined in the financial projections as Property Loan Commissions. Westward Management intends to represent TWF with the sourcing of loans required when purchasing real property, and will be responsible for the reimbursement of commissions earned from those transactions that involve third-party broker-dealers.**

23. Describe any material relationships between any of the selling agents or finders and the Company or its management.
**All Directors may at their discretion serve in the capacity of selling agent, assisting with the sale of common stock to the general public.**

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made: **Directors as Listed Above**

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply: **N/A**

Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes[X] No

26. (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised: **N/A**

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised: **N/A**

Will interest on proceeds during escrow period be paid to investors? [ ] Yes[X] No

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

**Shares in TWF must be held for a minimum of 36-months from the date of issuance. After the 36-month period has expired, shareholders may attempt to sell their shares back to TWF for the greater of:**

- **The initial purchase price paid for the shares; or**

- **The then current share value as derived and computed by TWF.**

**Redemption of shares, when requested, will be made quarterly on a first-come, first served basis. Subject to funds being available, we will limit the number of shares redeemed pursuant to our share redemption program as follows: (1) during any calendar year, we will not redeem in excess of 10.0% of the weighted average number of shares outstanding during the prior calendar year; and (2) funding for the redemption of shares will come exclusively from the proceeds that we receive from the sale of shares pursuant to our dividend reinvestment plan. The Board of directors, in its sole discretion, may choose to terminate the share redemption program or to reduce the number of shares purchased under the share redemption program if they determine the funds otherwise available to fund our share redemptions program are needed for other purposes.**

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

**DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS**

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when: **NONE**

**OFFICERS AND KEY PERSONNEL OF THE COMPANY**

29. Chief Executive Officer: **David Westveer**
Age: **28**
Office Street Address: **PO Box 491209, Los Angeles, CA 90049**
Telephone No.: **(800) 901-5431, ext. 804**
Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.
**Avacus Corporation – President – October 2000 through March 2005**
**Aviation Consultants, INC – Founder & CFO – June 1998 through September 2000**
Education: **Embry-Riddle Aeronautical University 1995-1999**
**Troy High School 1992-1995**
Also a Director of the Company [X] Yes [ ] No
Indicate amount of time to be spent on Company matters if less than full time: **Full-Time**

30. Chief Operating Officer: **David Westveer**
Age: **28**
Office Street Address: **PO Box 491209, Los Angeles, CA 90049**
Telephone No.: **(800) 901-5431, ext. 804**
Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.
**Same as Above**
Education: **Same as Above**
Also a Director of the Company [X] Yes [ ] No
Indicate amount of time to be spent on Company matters if less than full time: **Full-Time**

31. Chief Financial Officer: **David Westveer**
Age: **28**
Office Street Address: **PO Box 491209, Los Angeles, CA 90049**
Telephone No.: **(800) 901-5431, ext. 804**
Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.
**Same as Above**
Education: **Same as Above**
Also a Director of the Company [X] Yes [ ] No
Indicate amount of time to be spent on Company matters if less than full time: **Full-Time**

32. Other Key Personnel: **NONE**

INSTRUCTION: The term "Chief Executive Officer" means the officer of the Company who has been delegated final authority by the board of directors to direct all aspects of the Company's affairs. The term "Chief Operating Officer" means the officer in charge of the actual day-to-day operations of the Company's business. The term "Chief Financial Officer" means the officer having accounting skills who is primarily in charge of assuring that the Company's financial books and records are properly kept and maintained and financial statements prepared. The term "key personnel" means persons such as vice presidents, production managers, sales managers, or research scientists and similar persons, who are not included above, but who make or are expected to make significant contributions to the business of the Company, whether as employees, independent contractors, consultants or otherwise.

**DIRECTORS OF THE COMPANY**

33. Number of Directors: **8**

If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain: **N/A**

34. Information concerning outside or other Directors (i.e. those not described above):

1) **Mr. Tim Barnes**
**1714 Kleck Road**
**Paso Robles, CA 93446**
**(805) 440-8197**

2) **Mr. Bill Borgsmiller**
**1851 Devaul Ranch Drive**
**San Luis Obispo, CA 93405**
**(805) 801-5047**

3) **Mr. Ian Duni**
**664 Toro Street**
**San Luis Obispo, CA 93401**
**(805) 234-4072**

4) **Mr. Patrick Gill**
**231 Bay Street, #1**
**Santa Monica, CA 90405**
**(720) 273-6055**

5) **Mr. Chris Knauer**
**1190 Bassi Drive**
**San Luis Obispo, CA 93405**
**(805) 801-5251**

6) **Mr. Tarig Kozouz**
**2016 N. Larrabee**
**Chicago, IL 60602**
**(773) 960-1960**

7) **Mr. Scott Waldron**
**12982 Wildwood Circle**
**Villa Park, CA 92861**
**(714) 403-2112**

8) **Mr. David Westveer**
**11737 Goshen Avenue, #101**
**Los Angeles, CA 90049**
**(310) 420-2146**

35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company? [X] Yes [ ] No Explain:

**The Directors and Officers of the Company have founded and managed numerous companies in the real estate industry, including real estate sales and brokerage firms, real estate development companies, and real estate trusts and investment companies.**

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information. NONE

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

**Most of the Directors of the Company have been directly associated with a start-up environment, either as an officer of the company, or in an advisory role. Below is specific information related to such events:**

**Tim Barnes – Co-founder of Apex Properties in 1998;**

**Bill Borgsmiller – Co-founder of Aviation Consultants Inc. in 1998;**

**Mr. Ian Duni – Co-founder of Western Dunes Properties in 2004;**

**Chris Knauer – Co-founder of Construction-Land Development, Evaki Imports, and A-RV Storage and Repair;**

**Scott Waldron – Co-founder of National Housing Solution;**

**David Westveer – Originator of numerous start-ups as President of Avacus Corporation.**

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company. N/A

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse. NONE

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions. NONE

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

## PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.
**There are currently no shareholders of the Company.**

38. Number of shares beneficially owned by Officers and Directors as a group:
Before offering: 0 shares (0 % of total outstanding)
After offering: a) Assuming minimum securities sold: 4,000 shares (10% of total outstanding)
b) Assuming maximum securities sold: 50,000 shares (3% of total outstanding)
(Assume all options exercised and all convertible securities converted.)

INSTRUCTION: If shares are held by family members, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the shares (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." An explanation of these circumstances should be set forth in a footnote to the "Number of Shares Now Held."

## MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe. **NONE**

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements. **NONE**

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved. **NONE**

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

| | Cash | Other |
|---|---|---|
| Chief Executive Officer | **$00.00** | **$00.00** |
| Chief Operating Officer | **$00.00** | **$00.00** |
| Chief Accounting Officer | **$00.00** | **$00.00** |
| Total: | **$00.00** | **$00.00** |

Directors as a group (number of persons: **8**) **$00.00**
(b) If remuneration is expected to change or has been unpaid in prior years, explain: **No Plan to Change**
(c) If any employment agreements exist or are contemplated, describe: **NONE**

41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: **0** shares (0% of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: **0** shares.

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders. **Shareholders must complete and sign the attached Share Purchase Agreement**

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination: **The business is not highly dependant upon any personnel at this time.**

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

INSTRUCTION: For purposes of Question 39(b), a person directly or indirectly controls an entity if he is part of the group that directs or is able to direct the entity's activities or affairs. A person is typically a member of a control group if he is an officer, director, general partner, trustee or beneficial owner of a 10% or greater interest in the entity. In Question 40, the term "Cash" should indicate salary, bonus, consulting fees, non-accountable expense accounts and the like. The column captioned "Other" should include the value of any options or securities given, any annuity, pension or retirement benefits, bonus or profit-sharing plans, and personal benefits (club memberships, company cars, insurance benefits not generally available to employees, etc.). The nature of these benefits should be explained in a footnote to this column.

## LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations. **There is no current, pending, or prior litigation against the Company.**

## FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor. **The Company is not filed as an S Corporation under the IRC of 1986. The Company will file as a C Corpoation.**

## MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete. **NONE**

## FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A.
**Financial statements have been included with this filing.**

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes. **The Company has not yet filed their first income tax return.**

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible. **N/A**

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: **N/A**. What is the anticipated gross margin for next year of operations? Approximately **N/A**. If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained. **The Company does not sell products.**

50. Foreign sales as a percent of total sales for last fiscal year: **N/A**%. Domestic government sales as a percent of total domestic sales for last fiscal year: **N/A**%. Explain the nature of these sales, including any anticipated changes: **The Company does not sell products.**

## OFFERING CIRCULAR MODEL B.

### Item 1. Cover Page

The cover page of the offering circular shall include the following information:
(a) Name of the issuer;
(b) The mailing address of the issuer's principal executive offices including the zip code and the issuer's telephone number;
(c) Date of the offering circular;
(d) Description and amount of securities offered (Note: this description should include, for example, appropriate disclosure of redemption and conversion features of debt securities);
(e) The statement required by Rule 253;
(f) The table(s) required by Item 2;
(g) The name of the underwriter or underwriters;
(h) Any materials required by the law of any state in which the securities are to be offered;
(i) If applicable, identify material risks in connection with the purchase of the securities; and
(j) Approximate date of commencement of proposed sale to the public.

*Instruction:*
Where the name of the issuer is the same as the name of another well-known company or indicates a line of business in which the issuer is not engaged or is engaged to only a limited extent, a statement should be furnished to that effect. In some circumstances, however, disclosure may not be sufficient, and a change of name may be the only way to cure its misleading character.

### Item 2. Distribution Spread

(a) The information called for by the following table shall be given, in substantially the tabular form indicated, on the outside front cover page of the offering circular as to all securities being offered (estimate, if necessary).

Underwriting Proceeds
Price discount and to issuer or to public commissions other persons
Per unit: 12%
Total: 12%

If the securities are to be offered on a best efforts basis, the cover page should set forth the termination date, if any, of the offering, any minimum required sale and any arrangements to place the funds received in an escrow, trust, or similar arrangement. The following tabular presentation of the total maximum and minimum securities to be offered should be combined with the table required above.

Underwriting Proceeds
Price discount and to issuer or to public commissions other persons

**In connection with the sale of certain minimum number of shares to a purchaser, certain volume discounts are available. In such an event, any such reduction will be credited by reducing the purchase price per share payable by the investor. The following table illustrates the various discount levels available:**

| **No. of Shares Purchased** | **Price per Share** | **Discount per Share** | **as a Percentage** |
|---|---|---|---|
| ***1 to 999*** | ***$25.00*** | ***$ .00*** | ***0.0%*** |
| **1,000 to 3,999** | **$24.13** | **$ .87** | **3.5%** |
| **4,000 and Over** | **$23.25** | **$ 1.75** | **7.0%** |

**For example, if an investor were to purchase 5,000 shares over a three year period, they would pay $25.00 for the first 999 shares, $24.13 for the following 3,000 shares, and $23.25 for the remaining shares.**

*Instructions*
1. The term "commissions" shall include all cash, securities, contracts, or anything else of value, paid, to be set aside, disposed of, or understandings with or for the benefit of any other persons in which any underwriter is interested, made in connection with the sale of such security.

2. Only commissions paid by the issuer in cash are to be indicated in the table. Commissions paid by other persons or any form of non-cash compensation shall be briefly identified in a note to the table with a cross-reference to a more complete description elsewhere in the offering circular.

3. Prior to the commencement of sales pursuant to Regulation A, the issuer shall inform the Commission whether or not the amount of compensation to be allowed or paid to the underwriters, as described in the offering statement, has been cleared with the National Association of Securities Dealers, Inc.

4. If the securities are not to be offered for cash, state the basis upon which the offering is to be made.

5. If it is impracticable to state the price to the public, the method by which it is to be determined shall be explained.
(b) Any finder's fees or similar payments shall be disclosed on the cover page with a reference to a more complete discussion in the offering circular. Such disclosure should identify the finder, the nature of the services rendered and the nature of any relationship between the finder and the issuer, its officers, directors, promoters, principal stockholders and underwriters (including any affiliates thereof).

(c) The amount of the expenses of the offering borne by the issuer, including underwriting expenses to be borne by the issuer, should be disclosed in a footnote to the table.

**Item 3. *Summary Information, Risk Factors and Dilution***
(a) Where appropriate to a clear understanding by investors, there should be set forth in the forepart of the offering circular, under an appropriate caption, a carefully organized series of short, concise paragraphs, summarizing the principal factors which make the offering one of high risk or speculative. Note: These factors may be due to such matters as an absence of an operating history of the issuer, an absence of profitable operations in recent periods, an erratic financial history, the financial position of the issuer, the nature of the business in which the issuer is engaged or proposes to engage, conflicts of interest with management, reliance on

the efforts of single individual, or the method of determining the market price where no market currently exists. Issuers should avoid generalized statements and include only those factors which are unique to the issuer.

**SHARES OF THE WESTWARD FUNDS, INC ARE NOT FDIC INSURRED, MAY LOSE VALUE AND ARE NOT BANK GUARANTEED. INVESTMENTS IN REAL ESTATE MAY BE AFFECTED BY ADVERSE ECONOMIC AND REGULATORY CHANGES. PROPERTIES THAT INCUR VACANCIES MAY BE DIFFICULT TO SELL OR RE-LEASE. NON-TRADED REAL ESTATE INVESTMENT TRUSTS HAVE CERTAIN RISKS, INCLUDING ILLIQUIDITY OF THE INVESTMENT, AND SHOULD BE CONSIDERED A LONG-TERM INVESTMENT. PAST PERFORMANCE DOES NOT GUARANTEE FUTURE PERFORMANCE.**

**Following are the most significant risks relating to one's capital investment in TWF:**

- **There is no public trading market for the shares, and TWF cannot assure the shareholders that one will ever develop. Until the shares are publicly traded on a major exchange, an investor could have a difficult time trying to sell their shares promptly. To minimize this risk to shareholders, TWF's Articles of Incorporation will require us to do one of the following prior to January 01, 2015:**

  **(a) Guarantee the re-purchase of all shares requested of by shareholders, by either maintaining adequate cash reserves or finding a public market for the shares; or**

  **(b) Upon the majority vote of our shareholders, begin selling our properties and liquidating our assets, with all proceeds paid out as dividends.**

- **TWF's ability to achieve investment objectives and pay dividends is dependent upon the performance of Westward Management, our advisor, in the quality and timeliness of our acquisitions of real estate properties, the selection of tenants, and the determination of any financing arrangements;**

- **To ensure that TWF continues to operate as a REIT, we must comply with numerous guidelines as set forth by the Internal Revenue Code. For example, TWF is required to maintain a minimum of 100 shareholders, with no one shareholder owning more than 9.8% of the shares outstanding;**

- **TWF may not remain qualified as a REIT for federal income tax purposes, which would subject the company to the payment of tax on our income at corporate rates, reducing the amount of funds available for the payment of dividends to shareholders;**

- **Shareholders will not have preemptive rights, and as such, any shares the company issues in the future may dilute an investor's interest in TWF;**

- **Real estate investments are subject to cyclical trends that are out of TWF's control; and**

- **Loans that TWF obtains will be secured by equity in other properties that we own, therefore ultimately putting multiple properties at risk in the event of foreclosure if TWF is unable to pay its debts.**

(b) Where there is a material disparity between the public offering price and the effective cash cost to officers, directors, promoters and affiliated persons for shares acquired by them in a transaction during the past three years, or which they have a right to acquire, there should be included a comparison of the public contribution under the proposed public offering and the effective cash contribution of such persons. In such cases, and in other instances where the extent of the dilution makes it appropriate, the following shall be given: (1) the net tangible book value per share before and after the distribution; (2) the amount of the increase in such net tangible book value per share attributable to the cash payment made by purchasers of the shares being offered; and (3) the amount of the immediate dilution from the public offering price which will be absorbed by such purchasers.

**Item 4. Plan of Distribution**

(a) If the securities are to be offered through underwriters, give the names of the principal underwriters, and state the respective amounts underwritten. Identify each such underwriter having a material relationship to the issuer and state the nature of the relationship. State briefly the nature of the underwriters' obligation to take the securities.

**Currently, the Company does not offer securities through an underwriter.**

(b) State briefly the discounts and commissions to be allowed or paid to dealers, including all cash, securities, contracts or other consideration to be received by any dealer in connection with the sale of the securities.

**In connection with the sale of certain minimum number of shares to a purchaser, certain volume discounts are available. In such an event, any such reduction will be credited by reducing the purchase price per share payable by the investor. The following table illustrates the various discount levels available:**

| No. of Shares Purchased | Price per Share | Discount per Share | as a Percentage |
|---|---|---|---|
| 1 to 999 | $25.00 | $ .00 | 0.0% |
| 1,000 to 3,999 | $24.13 | $ .87 | 3.5% |
| 4,000 and Over | $23.25 | $ 1.75 | 7.0% |

**For example, if an investor were to purchase 5,000 shares over a three year period, they would pay $25.00 for the first 999 shares, $24.13 for the following 3,000 shares, and $23.25 for the remaining shares.**

(c) Outline briefly the plan of distribution of any securities being issued, which are to be offered through the selling efforts of brokers or dealers or otherwise than through underwriters.
**We plan to distribute our securities through word of mouth, direct advertising, and print media.**

(d) If any of the securities are to be offered for the account of security holders, indicate on the cover page the total amount to be offered for their account and include a cross-reference to a fuller discussion elsewhere in the offering circular. Such discussion should identify each selling security holder, state the amount owned by him, the amount offered for his account and the amount to be owned after the offering.

(e) (1) Describe any arrangements for the return of funds to subscribers if all of the securities to be offered are not sold; if there are no such arrangements, so state.
**There are no such arrangements.**

(2) If there will be a material delay in the payment of the proceeds of the offering by the underwriter to the issuer, the salient provisions in this regard and the effects on the issuer should be stated. N/A

*Instruction:*
Attention is directed to the provisions of Rules 10b-9 [17 CFR 240.10b-9] and 15c2-4 [17 CFR 240.15c2-4] under the Securities Exchange Act of 1934. These rules outline, among other things, antifraud provisions concerning the return of funds to subscribers and the transmission of proceeds of an offering to a seller.

**Item 5. Use of Proceeds to Issuer**
State the principal purposes for which the net proceeds to the issuer from the securities to be offered are intended to be used, and the approximate amount intended to be used for each such purpose.

**TWF combines the capital from a limited group of investors to acquire, hold, and sell real property. We seek to acquire high quality residential dwellings located in densely populated metropolitan markets, leased to individuals with better than average credit.**

**Investing in TWF will allow shareholders to own an undivided interest in a large-scale diversified portfolio, through the purchase of shares, or stock in the company. TWF will be offering, on a best effort basis to investors, 2,000,000 shares of common stock valued at $25 per share. An investor must purchase a minimum of 40 shares, or $1,000 worth to be eligible as a shareholder.**

**The company will earn revenue by leasing properties that it acquires, as well as by selling properties that appreciate based on the standards met as outlined in the attached Property Evaluation Worksheet. Shareholders are compensated by means of quarterly dividends. TWF's board of directors will ultimately decide the total sum of proceeds to be distributed to its shareholders. In order for TWF to be considered income tax exempt, we will be required to distribute 90% or more of our annual taxable net income to our shareholders.**

**After shareholders have owned their shares for a period of 36-months, they may attempt to sell their shares back to TWF for the purchase price of their shares, or the then value of their shares as determined by our board of directors, whichever is greater. TWF may buy back shares quarterly from shareholders on a first come, first served basis, not to exceed 10% of the previous quarter's total outstanding shares.**

***Instructions:***
1. If any substantial portion of the proceeds has not been allocated for particular purposes, a statement to that effect shall be made together with a statement of the amount of proceeds not so allocated and how the registrant expects to employ such funds not so allocated. **N/A**

2. Include a statement as to the use of the actual proceeds if they are not sufficient to accomplish the purpose set forth and the order of priority in which they will be applied. However, such statement need not be made if the underwriting arrangements are such that, if any securities are sold to the public, it can be reasonably expected that the actual proceeds of the issue will not be substantially less than the estimated aggregate proceeds to the issuer as shown under Item 2. **N/A**

3. If any material amounts of other funds are to be used in conjunction with the proceeds, state the amounts and sources of such other funds. **N/A**

4. If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness. **N/A**
If the indebtedness to be discharged was incurred within one year, describe the use of the proceeds of such indebtedness.

5. If any material amount of the proceeds is to be used to acquire assets, otherwise than in the ordinary course of business, briefly describe and state the cost of the assets. If the assets are to be acquired from affiliates of the issuer or their associates, give the names of the persons from whom they are to be acquired and set forth the principle followed in determining the cost to the issuer. **N/A**

6. The issuer may reserve the right to change the use of proceeds provided that such reservation is due to certain contingencies which are adequately disclosed.

**Item 6. Description of Business**

(a) Narrative description of business.

**The Westward Funds (herein "TWF") is a privately held Real Estate Investment Trust (herein "REIT"), often referred to as a real estate stock; a company focused primarily on owning and operating income producing real estate properties. Filed as a sub-chapter (C) Corporation under the laws of the state of Delaware, TWF will make an election under Section 856(C) of the Internal Revenue Code of 1986, to be taxed as a REIT beginning with its taxable year ending December 31, 2006.**

(1) Describe the business done and intended to be done by the issuer and its subsidiaries and the general development of the business during the past five years or such shorter period as the issuer may have been in business. Such description should include, but not be limited to, a discussion of the following factors if such factors are material to an understanding of the issuer's business:
(i) The principal products produced and services rendered and the principal market for and method of distribution of such products and services.
**The Westward Funds (herein "TWF") is a privately held Real Estate Investment Trust (herein "REIT"), often referred to as a real estate stock; a company focused primarily on owning and operating income producing real estate properties.**

(ii) The status of a product or service if the issuer has made public information about a new product or service which would require the investment of a material amount of the assets of the issuer or is otherwise material.
**NONE**

(iii) The estimated amount spent during each of the last two fiscal years on company- sponsored research and development activities determined in accordance with generally accepted accounting principles. In addition, state the estimated dollar amount spent during each of such years on material customer-sponsored research activities relating to the development of new products, services or techniques or the improvement of existing products, services or techniques.
**NONE**

(iv) The number of persons employed by the issuer, indicating the number employed full time.
**There are no employees of the company. Furthermore, we do not anticipate to ever have employees.**

(v) The material effects that compliance with Federal, State and local provisions which have been enacted or adopted regulating the discharge of materials into the environment, may have upon the capital expenditures, earnings and competitive position of the issuer and its subsidiaries. The issuer shall disclose any material estimated capital expenditures for environmental control facilities for the remainder of its current fiscal year and for such further periods as the issuer may deem material.
**NONE**

(2) The issuer should also describe those distinctive or special characteristics of the issuer's operation or industry which may have a material impact upon the issuer's future financial performance. Examples of factors which might be discussed include dependence on one or a few major customers or suppliers (including suppliers of raw materials or financing), existing or probable governmental regulation, material terms of and/or expiration of material labor contracts or patents, trademarks, licenses, franchises, concessions or royalty agreements, unusual competitive conditions in the industry, cyclicality of the industry and anticipated raw material or energy shortages to the extent management may not be able to secure a continuing source of supply.
**NONE**

(3) The following requirement in subparagraph (i) applies only to issuers (including predecessors) which have not received revenue from operations during each of the three fiscal years immediately prior to the filing of the offering statement.
(i) Describe, if formulated, the issuer's plan of operation for the twelve months following the commencement of the proposed offering. If such information is not available, the reasons for its unavailability shall be stated. Disclosure relating to any plan should include, among other things, a statement indicating whether, in the issuer's opinion, the proceeds from the offering will satisfy its cash requirements and whether, in the next six months, it will be necessary to raise additional funds.
**The Company plans to raise its initial $750,000 of capital and purchase one, possibly two, residential buildings. The company anticipates that the capital raised during its first 12 months in business will satisfy its cash requirements.**

(ii) Any engineering, management or similar reports which have been prepared or provided for external use by the issuer or by a principal underwriter in connection with the proposed offering should be furnished to the Commission at the time of filing the offering statement or as soon as practicable thereafter. There should also be furnished at the same time a statement as to the actual or proposed use and distribution of such report or memorandum. Such statement should identify each class of persons who have received or will receive the report or memorandum, and state the number of copies distributed to each such class. If no such report memorandum has been prepared, the Commission should be so informed in writing at the time the report or memorandum would otherwise have been submitted. **N/A**

(b) Segment Data. If the issuer is required to include segment information in its financial statements, an appropriate cross-reference shall be included in the description of business. **N/A**

**Item 7. Description of Property**
State briefly the location and general character of the principal plants, and other materially important physical properties of the issuer and its subsidiaries. If any such property is not held in fee or is held subject to any major encumbrance, so state and briefly describe how held. **N/A**

*Instruction:*
What is required is information essential to an investor's appraisal of the securities being offered. Such information should be furnished as will reasonably inform investors as to the suitability, adequacy, productive capacity and extent of utilization of the facilities used in the enterprise. Detailed descriptions of the physical characteristics of individual properties or legal descriptions by metes and bounds are not required and should not be given.

**Item 8. Directors, Executive Officers and Significant Employees**
(a) List the names and ages of each of the following persons stating his term of office and any periods during which he has served as such and briefly describe any arrangement or understanding between him and any other person(s) (naming such person(s)) pursuant to which he was or is to be selected to his office or position:
(1) directors;

**1)** **Mr. Tim Barnes**
**29 Years Old – Term June 2005 through June 2006**
**1714 Kleck Road**
**Paso Robles, CA 93446**
**(805) 440-8197**

**2)** **Mr. Bill Borgsmiller**
**29 Years Old - Term June 2005 through June 2006**
**1851 Devaul Ranch Drive**

San Luis Obispo, CA 93405
*(805) 801-5047*

3) Mr. Ian Duni
28 Years Old - Term June 2005 through June 2006
664 Toro Street
San Luis Obispo, CA 93401
(805) 234-4072

6) Mr. Patrick Gill
34 Years Old - Term June 2005 through June 2006
231 Bay Street, #1
Santa Monica, CA 90405
(720) 273-6055

5) Mr. Chris Knauer
43 Years Old - Term June 2005 through June 2006
1190 Bassi Drive
San Luis Obispo, CA 93405
(805) 801-5251

6) Mr. Tarig Kozouz
28 Years Old - Term June 2005 through June 2006
2016 N. Larrabee
Chicago, IL 60602
(773) 960-1960

7) Mr. Scott Waldron
40 Years Old - Term June 2005 through June 2006
12982 Wildwood Circle
Villa Park, CA 92861
(714) 403-2112

8) Mr. David Westveer
28 Years Old - Term June 2005 through June 2006
11737 Goshen Avenue, #101
Los Angeles, CA 90049
(310) 420-2146

(2) persons nominated to chosen to become directors; **N/A**
(3) executive officers;

**Mr. David Westveer – CEO, COO, CFO**
**28 Years Old**
**11737 Goshen Avenue, #101**
**Los Angeles, CA 90049**
**(310) 420-2146**

(4) persons chosen to become executive officers; **N/A**
(5) significant employees. **N/A**

*Instructions:*
1. No nominee or person chosen to become a director or person chosen to be an executive officer who has not consented to act as such should be named in response to this item.

2. The term "executive officer" means the president, secretary, treasurer, any vice-president in charge of a principal business function (such as sales, administration, or finance) and any other person who performs similar policy making functions for the issuer.

3. The term "significant employee" means persons such as production managers, sales managers, or research scientists, who are not executive officers, but who make or are expected to make significant contributions to the business of the issuer.
(b) Family relationships. State the nature of any family relationship between any director, executive officer, person nominated or chosen by the issuer to become a director or executive officer or any significant employee. **N/A**

*Instruction:*
The term "family relationship" means any relationship by blood, marriage, or adoption, not more remote than first cousin.
(c) Business experience. Give a brief account of the business experience during the past five years of each director, person nominated or chosen to become a director or executive officer, and each significant employee, including his principal occupations and employment during that period and the name and principal business of any corporation or other organization in which such occupations and employment were carried on. When an executive officer or significant employee has been employed by the issuer for less than five years, a brief explanation should be included as to the nature of the responsibilities undertaken by the individual in prior positions to provide adequate disclosure of this prior business experience. What is required is information relating to the level of his professional competence which may include, depending upon the circumstances, and such specific information as the size of the operation supervised.

Tim Barnes – *Director*

**Mr. Barnes is the Founder, President & Designated Broker of Apex Properties, a real estate brokerage firm located in San Luis Obispo, California. Through an innovative approach to market, Apex has experienced double digit growth for more than five consecutive years, making it one of California's fastest growing real estate companies.**

**Licensed in both Arizona and California, and having extensive education and experience within the real estate industry, Mr. Barnes also invests directly into numerous real estate developments throughout California.**

Bill Borgsmiller – *Director*

**Mr. Borgsmiller is the President and CEO of Aviation Consultants, Inc. and the San Luis Jet Center, both located in California's Central Coast. Flying since the age of twelve, he has obtained numerous licenses, ratings and certifications, including an Airline Transport Pilot license, Instrument and Commercial license, Land & Sea certification, Airframe and Powerplant Mechanic certification, as well as being an NBAA Certified Aviation Manager.**

**Since opening ACI in 1999, Mr. Borgsmiller has continued to expand his company, becoming one of California's premier aviation service providers. In 2004, he opened the San Luis Jet Center, a 15,000 square foot facility servicing both passengers and their aircraft. The company currently owns and manages numerous cabin-class corporate jet aircraft with a combined value of more than $80 Million.**

Ian Duni – *Director*

**Mr. Duni is an independent representative with ING, having previously managed a division of Citibank to 153% of revenue forecasts. He manages numerous ultra-high net worth clients, providing a host of services not found in most of today's large corporate institutions. He has received numerous awards during his career, including the *Circle of Excellence* designation for being one of the top 25 registered representatives at Citibank. He has the ability to market numerous organizations for the funding of properties acquired by TWF, and will additionally manage all aspects of the escrow process. Mr. Duni holds the following licenses, certifications and memberships:**

9. **National Association of Insurance and Financial Advisors;**
10. **Fire and Casualty Broker Certificate;**
11. **Life Agent;**
12. **Real Estate Salesperson Certificate;**
13. **Series 6 Variable Contracts License;**
14. **Series 63 Code of Ethics License;**
15. **Certified Financial Planner I – Financial Planning;**
16. **Certified Financial Planner II – Investment Planning.**

Patrick Gill – *Director*

Mr. Gill is the Creative Director and co-owner of LeeReedy, a brand design, marketing and communications firm with offices in Denver and Los Angeles. He has worked with numerous fortune 500 and fortune 1000 companies that include Hunter Douglas, Janus, Oakwood Worldwide, Hewlett Packard, StorageTek, The Broe Companies, as well as The Children's Hospital.

Mr. Gill's work has been recognized in Print Magazine, The Best of Brochure Design Vol. 1,2,3,4, The American *Institute of Graphic Artists, The National Business Marketing Association, and The Addys.*

Chris Knauer – *Director*

Mr. Knauer and his business experience can be defined in only one way; "entrepreneurial". Currently, he owns the majority interest in three multi-million dollar businesses that include Construction-Land Development, Evaki Imports, and A-RV Storage and Repair.

Proven successful at taking businesses from start-up to success story, Mr. Knauer has practical business knowledge in the hotel industry, the RV industry, the wine industry, and the construction and development industry. He is responsible for numerous and ongoing residential and commercial developments throughout California.

Tariq Kozouz – *Director*

Mr. Kozouz is the Vice President of AlixPartners, LLC, a global financial consulting firm specializing in financial advisory services, turnaround and restructuring, and performance improvement. His concentration is in the area of financial advisory services where he performs financial and accounting analyses, investigations, and damages analyses for commercial disputes.

Previous to his work with AlixPartners, Mr. Kozouz worked with Deloitte & Touche as a manager in their forensic and investigative services practices, specializing in SEC investigations. Prior to his work in the forensic and investigative services practice, Mr. Kozouz worked as an external auditor providing audit services to both public and private companies in various industries. He is a licensed certified public accountant and is a member of the Association of Certified Public Accountants, Association of Certified Fraud Examiners, and the Business Valuation Association.

Scott Waldron – *Director*

Mr. Waldron is the co-founder of National Housing Solutions, a temporary housing firm providing relocation assistance to corporate executives throughout North America. Through his relationship building opportunities, he has also become a residential lending professional. His affiliation with Washington Mutual Bank enables him to provide financing solutions for clientele throughout the United States.

During his professional career, Mr. Waldron has worked in a management capacity with several fortune 500 companies, including Verizon Wireless, formerly Airtouch Communications. Responsible for B2B sales and marketing strategies, the company realized a 20% year-over-year increase in sales for four consecutive years. Mr. Waldron has been acknowledged numerous times for his contributions to sales excellence and employee development.

David Westveer – *Director*

Mr. Westveer is a principal of Westward Management, our advisor. He most previously was the president of Avacus Corporation, an $85 Million privately held conglomerate based in Santa Monica, California. Avacus consists of eight mid-sized businesses, in industries that include real estate, law, construction, aviation, wine manufacturing and distribution, children's bath care products, and financial services.

Previous to Mr. Westveer's involvement with Avacus Corporation, he co-founded BBW Enterprises, located in California's Central Coast. A small conglomerate, BBW currently owns and operates two companies; one in corporate aviation and the other in real estate sales and management. He is a licensed real estate salesperson in the state of California, as well as a single and multi-engine certified pilot.

(d) Involvement in certain legal proceedings. Describe any of the following events which occurred during the past five years and which are material to an evaluation of the ability or integrity of any director, person nominated to become a director or executive officer of the issuer.

(1) A petition under the Bankruptcy Act or any State insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was general partner at or within 2 years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing; **N/A**

(2) Such person was convicted in a criminal proceeding (excluding traffic violations and other minor offenses). **N/A**

**Item 9. Remuneration of Directors and Officers**

(a) Furnish, in substantially the tabular form indicated, the aggregate annual remuneration of each of the three highest paid persons who are officers or directors as a group during the issuer's last fiscal year. State the number of persons in the group referred to above without naming them. Name of individual Capacities in or identity remuneration Aggregate of group was received remuneration

**All Directors are compensated in the same manner. There are no direct employees of the Company.**

**Directors are compensated $1,000 per regularly scheduled board meeting attended, and $250 per special board meeting attended, whether held in person or by telephone conference. All directors, as part of their regular compensation, are provided 2,500 shares of TWF common stock, vested over a five-year period, available on the last day of each calendar year should they remain in good standing as a director of TWF. We have also reserved 10,000 shares of common stock per calendar year for future issuance pursuant to our Independent Director Stock Option Plan. All directors receive reimbursement of reasonable out-of-pocket expenses incurred in connection with attendance to meetings of the board of directors. Directors will not receive share discounts pursuant to their shares purchased through the Independent Director Stock Option Plan.**

*Instructions:*

1. In case of remuneration paid or to be paid otherwise than in cash, if it is impracticable to determine the cash value thereof, state in a note to the table the nature and amount thereof.

2. This item is to be answered on an accrual basis if practicable; if not so answered, state the basis used.

(b) Briefly describe all remuneration payments proposed to be made in the future pursuant to any ongoing plan or arrangement to the individuals and group specified in Item 9(a). The description should include a summary of how each plan operates, any performance formula or measure in effect (or the criteria used to determine payment amounts), the time periods over which the measurements of benefits will be determined, payment schedules, and any recent material amendments to the plan. Information need not be furnished with respect to any group life, health, hospitalization, or medical reimbursement plans which do not discriminate in scope, terms or operation in favor of officers or directors of the registrant and which are available generally to all salaried employees. **None**

**Item 10. Security Ownership of Management and Certain Security holders**

(a) Voting securities and principal holders thereof. Furnish the following information, in substantially the tabular form indicated, with respect to voting securities held of record by:

(1) Each of the three highest paid persons who are officers and directors of the issuer; Note - In the event none of the issuer's officers or directors have received a salary in the past twelve months, this item should be responded to for every officer and director;

**We compensate our directors $1,000 per regularly scheduled board meeting attended, and $250 per special board meeting attended, whether held in person or by telephone conference. All directors, as part of their regular compensation, are provided 2,500 shares of TWF common stock, vested over a five-year period, available on the last day of each calendar year should they remain in good standing as a director of TWF. We have also reserved 10,000 shares of common stock per calendar year for future issuance pursuant to our Independent Director Stock Option Plan. All directors receive reimbursement of reasonable out-of-pocket expenses incurred in connection with attendance to meetings of the board of directors. Directors will not receive share discounts pursuant to their shares purchased through the Independent Director Stock Option Plan.**

(2) All officers and directors as a group; **Please Reference Above**

(3) Each shareholder who owns more than 10% of any class of the issuer's securities, including those shares subject to outstanding options. **NONE**

*Instruction:*
Where the total market value of securities called for by all outstanding options, warrants or rights does not exceed $10,000 for any officer, director, or principal shareholder named in answer to this item, or $50,000 for all officers and directors as a group, this item need not be answered with respect to options, warrants or rights held by such person or group. If the issuer cannot ascertain the market value of its securities, the offering price may be used for purposes of this subsection. If, as is the case with offerings of debt securities, the offering price cannot be determined at the time of filing the offering statement, the issuer may utilize any reasonable method of valuation.
(e) List all parents of the issuer, showing the basis of control and as to each parent the percentage of voting securities owned or other basis of control by its immediate parent, if any.

**Item 11. Interest of Management and Others in Certain Transactions**
Describe briefly any transactions during the previous two years or any presently proposed transactions, to which the issuer or any of its subsidiaries was or is to be a party, in which any of the following persons had or is to have a direct or indirect material interest, naming such person and stating his relationship to the issuer, the nature of his interest in the transaction and, where practicable, the amount of such interest:
(1) Any director or officer of the issuer; **NONE**
(2) Any nominee for election as a director; **NONE**
(3) Any principal security holder named in answer to Item 10(a); **NONE**
(4) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; **NONE**
*(5) Any relative or spouse of any of the foregoing persons, or any relative of such spouse, who has the same house as such person* or who is a director or officer of any parent or subsidiary of the issuer. **NONE**

*Instructions:*
1. No information need be given in answer to this item as to any transaction where:
(a) The rates of charges involved in the transaction are determined by competitive bids, or the transaction involves the rendering of services as a common or contract carrier fixed in conformity with law or governmental authority;
(b) The transaction involves services as a bank depositary of funds, transfer agent, registrar, trustee under a trust indenture, or similar services;
(c) The amount involved in the transaction or a series of similar transactions, including all periodic installments in the case of any lease or other agreement providing for periodic payments or installments does not exceed $50,000; or
(d) The interest of the specified person arises solely from the ownership of securities of the issuer and the specified person receives no extra or special benefit not shared on a pro-rata basis by all of the holders of securities of the class.

2. It should be noted that this Item calls for disclosure of indirect as well as direct material interests in transactions.
A person who has a position or relationship with a firm, corporation, or other entity which engages in a transaction with the issuer or its subsidiaries may have an indirect interest in such transaction by reason of such position or relationship. However, a person shall be deemed not to have a material indirect interest in a transaction within the meaning of this Item where:
(a) the interest arises only (i) from such person's position as a director of another corporation or organization (other than a partnership) which is a party to the transaction, or (ii) from the direct or indirect ownership by such person and all other persons specified in subparagraphs (1) through (5) above, in the aggregate, of less than a 10 percent equity interest in another person (other than a partnership) which is a party to the transaction, or (iii) from both such position and ownership;
(b) the interest arises only from such person's position as a limited partner in a partnership in which he and all other persons specified in (1) through (5) above had an interest of less than 10 percent; or
(c) the interest of such person arises solely from the holding of an equity interest (including a limited partnership interest but excluding a general partnership interest) or a creditor interest in another person which is a party to the transaction with the issuer or any of its subsidiaries and the transaction is not material to such other person.

3. Include the name of each person whose interest in any transaction is described and the nature of the relationships by reason of which such interest is required to be described. The amount of the interest of any specified person shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. N/A

4. Information should be included as to any material underwriting discounts and commissions upon the sale of securities by the issuer where any of the specified persons was or is to be a principal underwriter or is a controlling person, or member, of a firm which was or is to be a principal underwriter. Information need not be given concerning ordinary management fees paid by underwriters to a managing underwriter pursuant to an agreement among underwriters the parties to which do not include the issuer or its subsidiaries.

**All commissions paid to third parties are paid from Westward Management, our advisor.**

5. As to any transaction involving the purchase or sale of assets by or to any issuer or any subsidiary, otherwise than in the ordinary course of business, state the cost of the assets to the purchaser and, if acquired by the seller within two years prior to the transaction, the cost thereof to the seller. **N/A**

6. Information shall be furnished in answer to this Item with respect to transactions not excluded above which involve remuneration from the issuer or its subsidiaries, directly or indirectly, to any of the specified persons for services in any capacity unless the interest of such persons arises solely from the ownership individually and in the aggregate of less than 10 percent of any class of equity securities of another corporation furnishing the services to the issuer or its subsidiaries. **N/A**

**Item 12. Securities Being Offered**
(a) If capital stock is being offered, state the title of the class and furnish the following information:
**Common Stock**

(1) Outline briefly:
(i) dividend rights;
**Dividends will be distributed on a quarterly basis, paid to investors who are shareholders on the record dates as selected by our directors. We will calculate dividends based upon quarterly record to simplify the issuance of said dividends. All dividends will be paid no later than 30 days following the last day of each calendar quarter.**

**We are required to make distributions sufficient to satisfy the requirements for qualification as a REIT for tax purposes. Generally, income distributed as dividends will not be taxable to us under the Internal Revenue Code if we distribute at least 90% of our taxable income.**

**Dividends will be declared at the discretion of our board of directors, in accordance with our earnings, cash flow, and general financial condition. We are not prohibited from distributing funds to our shareholders based on equity in the company rather than earnings from the company. Our board's discretion will be directed, in substantial part by its obligation to cause us to comply with the REIT requirements.**

(ii) voting rights;
**We will be holding annual meetings of our shareholders for the purpose of electing our directors and/or conducting other business matters that may be presented at such meetings. We may also call a special meeting of shareholders from time-to-time for the purpose of conducting certain matters. All shareholders of TWF are entitled to one vote for each share owned at any of these meetings.**

(iii) liquidation rights; **None**

(iv) preemptive rights; **None**

(v) conversion rights; **None**

(vi) redemption provisions;
**Redemption of shares, when requested, will be made quarterly on a first-come, first served basis. Subject to funds being available, we will limit the number of shares redeemed pursuant to our share redemption program as follows: (1) during any calendar year, we will not redeem in excess of 10.0% of the weighted average number of shares outstanding during the prior calendar year; and (2) funding for the redemption of shares will come exclusively from the proceeds that we receive from the sale of shares pursuant to our dividend reinvestment plan. The Board of directors, in its sole discretion, may choose to terminate the share redemption program or to reduce the number of shares purchased under the share redemption program if they determine the funds otherwise available to fund our share redemptions program are needed for other purposes.**

(vii) sinking fund provisions; **None**

(viii) liability to further calls or to assessment by the issuer. **None**

(2) Briefly describe potential liabilities imposed on shareholders under state statutes or foreign law, e.g., to laborers, servants or employees of the registrant, unless such disclosure would be immaterial because the financial resources of the registrant are such as to make it unlikely that the liability will ever be imposed.
(b) If debt securities are being offered, outline briefly the following: **N/A**

(1) Provisions with respect to interest, conversion, maturity, redemption, amortization, sinking fund or retirement. **N/A**

(2) Provisions with respect to the kind and priority of any lien securing the issue, together with a brief identification of the principal properties subject to such lien. **N/A**

(3) Provisions restricting the declaration of dividends or requiring the maintenance of any ratio of assets, the creation or maintenance of reserves or the maintenance of properties. **N/A**

(4) Provisions permitting or restricting the issuance of additional securities, the withdrawal of cash deposited against such issuance, the incurring of additional debt, the release or substitution of assets securing the issue, the modification of the terms of the security, and similar provisions. **N/A**

*Instruction:*
In the case of secured debt there should be stated (i) the approximate amount of unbonded property available for use against the issuance of bonds, as of the most recent practicable date, and (ii) whether the securities being issued are to be issued against such property, against the deposit of cash, or otherwise.
(c) If securities described are to be offered pursuant to warrants, rights, or convertible securities, state briefly:
(1) the amount of securities called for by such warrants, convertible securities or rights;
(2) the period during which and the price at which the warrants, convertible securities or rights are exercisable;
(3) the amounts of warrants, convertible securities or rights outstanding; and
(4) any other material terms of such securities.
(d) In the case of any other kind of securities, appropriate information of a comparable character.

**Part F/S**
The following financial statements of the issuer, or the issuer and its predecessors or any businesses to which the issuer is a successor shall be filed as part of the offering statement and included in the offering circular which is distributed to investors. Such financial statements shall be prepared in accordance with generally accepted accounting principles (GAAP) in the United States. If the issuer is a Canadian company, a reconciliation to GAAP in the United States shall be filed as part of the financial statements.

Issuers which have audited financial statements because they prepare them for other purposes, shall provide them. The Commission's Regulation S-X, 17 CFR 210.1 et seq. relating to the form, content of and requirements for financial statements shall not apply to the financial statements required by this part, except that if audited financial statements are filed, the qualifications and reports of an independent auditor shall comply with the requirements of Article 2 of Regulation S-X. Issuers which are limited partnerships are required to also file the balance sheets of general partners: (1) if such general partner is a corporation, the balance sheet shall be as of the end of its most recently completed fiscal year; receivables from a parent or affiliate of such general partner (including notes receivable, but excluding trade receivables) should be deductions from shareholders equity of the general partner; where a parent or affiliate has committed to increase or maintain the general partner's capital, there shall also be filed the balance sheet of such parent or affiliate as of the end of its most recently completed fiscal year; (2) if such general partner is a partnership, its balance sheet as of the end of its most recently completed fiscal year; (3) if such general partner is a natural person, the net worth of such general partner(s) based on the estimated fair market value of their assets and liabilities, singly or in the aggregate shall be disclosed in the offering circular, and balance sheets of each of the individual general partners supporting such net worth shall be provided as supplemental information.

(1) **Balance Sheet** — as of a date within 90 days prior to filing the offering statement or such longer time, not exceeding 6 months, as the Commission may permit at the written request of the issuer upon a showing of good cause; for filings made after 90 days subsequent to the issuer's most recent fiscal year, the balance sheet shall be dated as of the end of the most recent fiscal year.

(2) **Statements of income, cash flows, and other stockholders equity** — for each of the 2 fiscal years preceding the date of the most recent balance sheet being filed, and for any interim period between the end of the most recent of such fiscal years and the date of the most recent balance sheet being filed, or for the period of the issuer's existence if less than the period above. Income statements shall be accompanied by a statement that in the opinion of management all adjustments necessary for a fair statement of results for the interim period have been included. If all such adjustments are of a normal recurring nature, a statement to that effect shall be made. If otherwise, there shall be furnished as supplemental information and not as part of the offering statement, a letter describing in detail the nature and amount of any adjustments other than normal recurring adjustments entering into the determination of results shown.

**(3) Financial Statements of Businesses Acquired or to be Acquired.**
(a) Financial statements for the periods specified in (c) below should be furnished if any of the following conditions exist:
(i) Consummation of a significant business combination accounted for as a purchase has occurred or is probable (for purposes of this rule, the term "purchase" encompasses the purchase of an interest in a business accounted for by the equity method); or
(ii) Consummation of a significant business combination to be accounted for as a pooling is probable.
(b) A business combination shall be considered significant if a comparison of the most recent annual financial statements of the business acquired or to be acquired and the registrant's most recent annual consolidated financial statements filed at or prior to the date of acquisition indicates that the business would be a significant subsidiary pursuant to the conditions specified in Rule 405 of Regulation C, 17 CFR 230.405.
(c) (i) The financial statements shall be furnished for the periods up to the date of acquisition, for those periods for which the registrant is required to furnish financial statements.
(ii) These financial statements need not be audited.
(iii) The separate balance sheet of the acquired business is not required when the registrant's most recent balance sheet filed is for a date after the acquisition was consummated.
(iv) If none of the conditions in the definitions of significant subsidiary in Rule 405 exceeds 40%, income statements of the acquired business for only the most recent fiscal year and interim period need be filed, unless such statements are readily available.
(d) If consummation of more than one transaction has occurred or is probable, the tests of significance shall be made using the aggregate impact of the businesses and the required financial statements may be presented on a combined basis, if appropriate.
(e) This paragraph (3) shall not apply to a business which is totally held by the registrant prior to consummation of the transaction.

**(4) Pro Forma Financial Information.**
(a) Pro forma information shall be furnished if any of the following conditions exist (for purposes of this rule, the term "purchase" encompasses the purchase of an interest in a business accounted for by the equity method);
(i) During the most recent fiscal year or subsequent interim period for which a balance sheet of the registrant is required, a significant business combination accounted for as a purchase has occurred; (ii) After the date of the registrant's most recent balance sheet, consummation of a significant business combination to be accounted for by either the purchase method or pooling of interests method of accounting has occurred or is probable.
(b) The provisions of paragraph (3)(b), (d) and (e) apply to this paragraph (4).
(c) Pro forma statements shall ordinarily be in columnar form showing condensed historical statements, pro forma adjustments, and the pro forma results and should include the following:
(i) If the transaction was consummated during the most recent fiscal year or in the subsequent interim period, pro forma statements of income reflecting the combined operations of the entities for the latest fiscal year and interim period, if any, or
(ii) If consummation of the transaction has occurred or is probable after the date of the most recent balance sheet, a pro forma balance sheet giving effect to the combination as of the date of the most recent balance sheet required by paragraph (b). For a purchase, pro forma statements of income reflecting the combined operations of the entities for the latest fiscal year and interim period, if any, and for a pooling of interests, pro forma statements of income for all periods for which income statements of the registrant are required.

## PART III — EXHIBITS

**Item 1. Index to Exhibits**
(a) An index to the exhibits filed should be presented immediately following the cover page to Part III.
(b) Each exhibit should be listed in the exhibit index according to the number assigned to it under Item 2 below.
(c) The index to exhibits should identify the location of the exhibit under the sequential page numbering system for this Form 1-A.
(d) Where exhibits are incorporated by reference, the reference shall be made in the index of exhibits.

*Instructions:*
1. Any document or part thereof filed with the Commission pursuant to any Act administered by the Commission may, subject to the limitations of Rule 24 of the Commission's Rules of Practice, be incorporated by reference as an exhibit to any offering statement.

2. If any modification has occurred in the text of any document incorporated by reference since the filing thereof, the issuer shall file with the reference a statement containing the text of such modification and the date thereof.

3. Procedurally, the techniques specified in Rule 411(d) of Regulation C shall be followed.

**Item 2. Description of Exhibits**
As appropriate, the following documents should be filed as exhibits to the offering statement.

(1) *Underwriting Agreement* — Each underwriting contract or agreement with a principal underwriter or letter pursuant to which the securities are to be distributed; where the terms have yet to be finalized, proposed formats may be provided.

(2) *Charter and by-laws* — The charter and by-laws of the issuer or instruments corresponding thereto as presently in effect and any amendments thereto.

(3) *Instruments defining the rights of security holders* —
(a) All instruments defining the rights of any holder of the issuer's securities, including but not limited to
(i) holders of equity or debt securities being issued; (ii) holders of long-term debt of the issuer, and of all subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.
(b) The following instruments need not be filed if the issuer agrees to provide them to the Commission upon request: (i) instruments defining the rights of holders of long-term debt of the issuer and all of its subsidiaries for which consolidated financial statements are required to be filed if such debt is not being issued pursuant to this Regulation A offering and the total amount of such authorized issuance does not exceed 5% of the total assets of the issuer and its subsidiaries on a consolidated basis; (ii) any instrument with respect to a class of securities which is to be retired or redeemed prior to the issuance or upon delivery of the securities being issued pursuant to this Regulation A offering and appropriate steps have been taken to assure such retirement or redemption; and (iii) copies of instruments evidencing scrip certificates or fractions of shares.

(4) *Subscription agreement* — The form of any subscription agreement to be used in connection with the purchase of securities in this offering.

(5) *Voting trust agreement* — Any voting trust agreements and amendments thereto.

(6) *Material contracts*
(a) Every contract not made in the ordinary course of business which is material to the issuer and is to be performed in whole or in part at or after the filing of the offering statement or was entered into not more than 2 years before such filing. Only contracts need be filed as to which the issuer or subsidiary of the issuer is a party or has succeeded to a party by assumption or assignment or in which the issuer or such subsidiary has a beneficial interest.
(b) If the contract is such as ordinarily accompanies the kind of business conducted by the issuer and its subsidiaries, it is made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it should be filed except where immaterial in amount or significance:
(i) any contract to which directors, officers, promoters, voting trustees, security holders named in the offering statement, or underwriters are parties except where the contract merely involves the purchase or sale of current assets having a determinable market price, at such market price; (ii) any contract upon which the issuer's business is substantially dependent, as in the case of continuing contracts to sell the major part of the issuer's products or services or to purchase the major part of the issuer's requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which the issuer's business depends to a material extent; (iii) any contract calling for the acquisition or sale of any property, plant or equipment for a consideration exceeding 15% of such fixed assets of the issuer on a consolidated basis; or (iv) any material lease under which a part of the property described in the offering statement is held by the issuer.
(c) Any management contract or any compensatory plan, contract or arrangement including but not limited to plans relating to options, warrants or rights, pension, retirement or deferred compensation or bonus, incentive or profit sharing (or if not set forth in any formal document, a written description thereof) shall be deemed material and shall be filed except for the following: (i) ordinary purchase and sales agency agreements; (ii) agreements with managers of stores in a chain organization or similar organization; (iii) contracts providing for labor or salesmen's bonuses or payments to a class of security holders, as such; (iv) any compensatory plan, contract or arrangement which pursuant to its terms is available to employees generally and which in operation provides for the same method of allocation of benefits between management and non-management participants.

(7) *Material foreign patents* — Each material foreign patent for an invention not covered by a United States patent. If a substantial part of the securities to be offered or if the proceeds therefrom have been or are to be used for the particular purposes of acquiring, developing or exploiting one or more material foreign patents or patent rights, furnish a list showing the number and a brief identification of each such patent or patent right.

(8) *Plan of acquisition, reorganization, arrangement, liquidation, or succession* — Any material plan of acquisition, disposition, reorganization, readjustment, succession, liquidation or arrangement and any amendments thereto described in the offering statement. Schedules (or similar attachments) to these exhibits shall not be filed unless such schedules contain information which is material to an investment decision and which is not otherwise disclosed in the agreement or the offering statement. The plan

filed shall contain a list briefly identifying the contents of all omitted schedules, together with an agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request.

(9) *Escrow agreements* — Any escrow agreement or similar arrangement which has been executed in connection with the Regulation A offering.

(10)*Consents* —
(a) Experts: The written consent of (i) any accountant, engineer, geologist, appraiser or any person whose profession gives authority to a statement made by them and who is named in the offering statement as having prepared or certified any part of the document or is named as having prepared or certified a report or evaluation whether or not for use in connection with the offering statement; (ii) the expert that authored any portion of a report quoted or summarized as such in the offering statement, expressly stating their consent to the use of such quotation or summary; (iii) any persons who are referenced as having reviewed or passed upon any information in the offering statement, and that such information is being included on the basis of their authority or in reliance upon their status as experts.
(b) Underwriters: A written consent and certification in the form which follows signed by each underwriter of the securities proposed to be offered. All underwriters may, with appropriate modifications, sign the same consent and certification or separate consents and certifications may be signed by any underwriter or group of underwriters.

**Consent and Certification by Underwriter**
1. The undersigned hereby consents to being named as underwriter in an offering statement filed with the Securities and Exchange Commission by The Westward Funds, INC pursuant to Regulation A in connection with a proposed offering of The Westward Funds, INC to the public.

2. The undersigned hereby certifies that it furnished the statements and information set forth in the offering statement with respect to the undersigned, its directors and officers or partners, that such statements and information are accurate, complete and fully responsive to the requirements of Parts I, II and III of the Offering Statement thereto, and do not omit any information required to be stated therein with respect of any such persons, or necessary to make the statements and information therein with respect to any of them not misleading.

3. If Preliminary Offering Circulars are distributed, the undersigned hereby undertakes to keep an accurate and complete record of the name and address of each person furnished a Preliminary Offering Circular and, if such Preliminary Offering Circular is inaccurate or inadequate in any material respect, to furnish a revised Preliminary Offering Circular or a Final Offering Circular to all persons to whom the securities are to be sold at least 48 hours prior to the mailing of any confirmation of sale to such persons, or to send such a circular to such persons under circumstances that it would normally be received by them 48 hours prior to their receipt of confirmation of the sale.

David Westveer
(Underwriter)
By ____________ Date 06/28/2005

(d) All written consents shall be dated and manually signed.

(11) *Opinion re legality* — An opinion of counsel as to the legality of the securities covered by the Offering Statement, indicating whether they will be sold, be legally issued, fully paid and non-assessable, and if debt securities, whether they will be binding obligations of the issuer.

(12) *Sales Material* — Any material required to be filed by virtue of Rule 256.

(13) *"Test the Water" Material* — Any written document or broadcast script used under the authorization of Rule 254.

(14) *Appointment of Agent for Service of Process* — A Canadian issuer shall provide Form F-X.

(15) *Additional exhibits* — Any additional exhibits which the issuer may wish to file, which shall be so marked as to indicate clearly the subject matters to which they refer.

## SIGNATURES
The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on June 28, 2005.

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

By: **David Westveer**
Issuer
Chairman of the Board
Chief Executive Officer
Chief Operating Officer
Chief Financial Officer

(Signature) David Westveer

6/28/05
(Date)

By: **Tim Barnes**
Director

(Signature) Tim Barnes

6-24-05
(Date)

By: **Bill Borgsmiller**
Director

Not Req'd for Majority
(Signature) Bill Borgsmiller

(Date)

By: **Ian Duni**
Director

(Signature) Ian Duni

6/24/05
(Date)

By: **Patrick Gill**
Director

(Signature) Patrick Gill

6/27/05
(Date)

By: Chris Knauer
Director

(Signature) Chris Knauer

06/28/05
(Date)

*Instructions:*

1. The offering statement shall be signed by the issuer, its Chief Executive Officer, Chief Financial Officer, a majority of the members of its board of directors or other governing instrumentality, and each person, other than the issuer, for whose account any of the securities are to be offered. If a signature is by a person on behalf of any other person, evidence of authority to sign shall be filed with the offering statement, except where an executive officer signs on behalf of the issuer. If the issuer is Canadian, its authorized representative in the United States also shall sign. Where the issuer is a limited partnership, the offering statement shall also be signed by a majority of the board of directors of any corporate general partner.

2. The name of each person signing the offering statement shall be typed or printed beneath the signature.

# ARTICLES OF INCORPORATION

# OF

# THE WESTWARD FUNDS, INC

A Delaware Corporation

ARTICLE I

PREAMBLE

The Westward Funds, INC., a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), hereby certifies as follows:

1.1 The date of the filing of the company's Articles of Incorporation with the State Department of Assessments and Taxation of the State of Delaware (the "Department") was May 18, 2005 (as thereafter amended from time to time prior to the date hereof, the "Original Charter").

1.2 The total number of shares of stock which the Corporation has authority to issue (the "Stock") is two million (2,000,000) shares of common stock, with a par value of $25.00 per share.

1.3 These Articles of Incorporation (the "Articles"), deemed advisable and approved by a majority of the Board of Directors of the Corporation were approved by the Shareholders of the Corporation in accordance with the Delaware General Corporation Law (the "DGCL").

1.4 These Articles shall be deemed all of the provisions of the charter of the Corporation.

ARTICLE II

NAME

The name of the Corporation is: "The Westward Funds, INC."

ARTICLE III

PURPOSES

The purposes for which the Corporation is formed is to engage in business as a real estate investment trust (a "REIT") (as that phrase is defined under Section 856 of the Internal Revenue Code of 1986, as amended (the

"Code")) and to engage in any other lawful act or activity for which corporations may be organized under the Delaware General Corporation Law. The foregoing purposes shall be in no way limited or restricted by reference to or inference from, the terms of any other clause of these Articles, as amended from time to time, and each shall be regarded as independent. The foregoing purposes are also to be construed as powers of the Corporation, and shall be in addition to and not in limitation of the general powers of corporations under the laws of the State of Delaware.

ARTICLE IV

PRINCIPAL OFFICE ADDRESS

The address of the Corporation in California is The Westward Funds, INC, P.O. Box 491209, Los Angeles, California 90049.

ARTICLE V

THE RESIDENT AGENT

The resident agent of the Corporation in Delaware is Legal Filings, INC, whose address is 1220 N. Market, Suite 806, Wilmington, New Castle County, Delaware 19801.

ARTICLE VI

BOARD OF DIRECTORS

6.1 General Powers; Action by Committee. The business and affairs of the Corporation shall be managed under the direction of the Board of Directors and, except as otherwise expressly provided by law, these Articles or the bylaws, as amended from time to time (the "Bylaws"), of the Corporation, all of the powers of the Corporation shall be vested in such Board. Any action which the Board of Directors is empowered to take may be taken on behalf of the Board of Directors by a duly authorized committee thereof except (i) to the extent limited by Delaware law, these Articles or the Bylaws and (ii) for any action which requires the affirmative vote or approval of a majority of all Directors then in office (unless, in such case, these Articles or the Bylaws specifically provide that a duly authorized committee can take such action on behalf of the Board of Directors). A majority of the Board of Directors shall constitute a quorum and, except as otherwise specifically provided in these Articles, the affirmative vote of a majority of the Directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

6.2 Number. The number of Directors of the Corporation shall be fixed from time to time by a resolution duly adopted by the Board of Directors; provided, however, that the total number of Directors shall be not fewer than three (3), nor more than fifteen (15). No reduction in the number of Directors shall cause the removal of any Director from office prior to the expiration of his or her term. Immediately following the effectiveness of this Amendment and Restatement the Corporation shall have eight (8) Directors, whose names shall be as follows:

1) Mr. Timothy Barnes
2) Mr. Bill Borgsmiller
3) Mr. Ian Duni
4) Mr. Patrick Gill
5) Mr. Chris Knauer
6) Mr. Tarig Kozouz
7) Mr. Scott Waldron
8) Mr. David Westveer

6.3 Term; Election. The term of office of each Director shall expire at the next succeeding annual meeting of Shareholders. The Directors elected at each annual meeting of Shareholders shall hold office until their successors are duly elected and qualified or until their earlier resignation or removal.

Notwithstanding the foregoing, whenever, pursuant to the provisions of Article VII or Article XIV of these Articles, the holders of Stock shall have the right to elect Directors at an annual or special meeting of Shareholders, the election, term of office, filling of vacancies and other features of such directorships shall be governed by the terms of these Articles and any articles supplementary applicable thereto. During any period when the holders of Stock have the right to elect additional Directors as provided for or fixed pursuant to the provisions of Article VII or Article XIV of these Articles, then upon commencement and for the duration of the period during which such right continues: (a) the then otherwise total authorized number of Directors of the Corporation shall automatically be increased by such specified number of Directors, and the holders of such Stock shall be entitled to elect the additional Directors so provided for or fixed pursuant to said provisions and (b) each such additional Director shall serve until such Director's successor shall have been duly elected and qualified, or until such Director's right to hold such office terminates pursuant to said provisions, whichever occurs earlier, subject to such Director's earlier death, disqualification, resignation or removal. Except as otherwise provided by the Board of Directors in the resolution or resolutions establishing such series, whenever the holders of Stock having such right to elect additional Directors are divested of such right pursuant to the provisions of such Stock, the terms of office of all such additional Directors elected by the holders of such Stock, or elected to fill any vacancies resulting from the death, resignation, disqualification or removal of such additional Directors, shall forthwith terminate and the total authorized number of Directors of the Corporation shall be reduced accordingly.

6.4 Resignation or Removal of Directors. Any Director may resign from the Board of Directors or any committee thereof at any time by written notice to the Board of Directors, effective upon execution and delivery to the Corporation of such notice or upon any future date specified in the notice. Subject to the rights, if any, of the holders of Stock to elect Directors and to remove any Director whom such holders have the right to elect, any Director (including persons elected by Directors to fill vacancies in the Board of Directors) may be removed from office (a) only with cause and (b) only by the affirmative vote of the holders of at least 75% of the shares then entitled to vote at a meeting of the Shareholders called for that purpose. At least 30 days prior to any meeting of Shareholders at which it is proposed that any Director be removed from office, written notice of such proposed removal shall be sent to the Director whose removal will be considered at the meeting. For purposes of these Articles, "cause," with respect to the removal of any Director, shall mean only (i) conviction of a felony, (ii) declaration of unsound mind by order of a court, (iii) gross dereliction of duty, (iv) commission of any act involving moral turpitude or (v) commission of an act that constitutes intentional misconduct or a knowing violation of law if such action in either event results both in an improper substantial personal benefit to such Director and a material injury to the Corporation.

6.5 Vacancies. Subject to the rights, if any of the holders of Stock to elect Directors and to fill vacancies on the Board of Directors relating thereto, any vacancy on the Board of Directors which results from the removal of a Director for cause shall be filled by the affirmative vote of a majority of votes cast by the Shareholders normally entitled to vote in the election of Directors at a meeting of Shareholders. Any vacancy occurring on the Board of Directors for any other reason, except as a result of an increase in the number of Directors, may be filled by a majority vote of the remaining Directors, notwithstanding that such majority is less than a quorum; provided, however, that any Director appointed to fill the vacancy for an Independent Director (as hereinafter defined) shall also require the vote affirmative vote of a majority of the remaining Independent Directors. Any vacancy occurring on the Board of Directors as a result of an increase in the number of Directors may be filled by a majority vote of the entire Board of Directors. A Director elected by the Board of Directors or the Shareholders to fill a vacancy shall hold office until the next annual meeting of Shareholders and until his or her successor is elected and qualified. In the event of a vacancy in the Board of Directors, the remaining Directors, except as otherwise provided by law, may exercise the powers of the full Board of Directors until such vacancy is filled.

6.6 Independent Directors. Notwithstanding anything herein to the contrary, at all times (except during a period not to exceed sixty (60) days following the death, resignation, incapacity, or removal from office of a Director prior to the expiration of the Director's term of office), a majority of the Board of Directors shall be comprised of persons ("Independent Directors") who are not officers or employees of the Corporation, Westward Management ("Management Company"), our advisor, or any affiliate thereof and who do not have a material business or professional relationship with the Corporation or any affiliate thereof.

6.7 Powers. Subject to the express limitations herein or in the Bylaws, the business and affairs of the Corporation shall be managed under the direction of the Board of Directors. These Articles, as amended or supplemented from time to time, shall be construed with a presumption in favor of the grant of power and authority to the Directors. The determination as to any of the following matters, made in good faith by or pursuant to the direction of the Board of Directors consistent with these Articles and in the absence of actual receipt of an improper benefit in money, property or services or active and deliberate dishonesty established by a court, shall be final and conclusive and shall be binding upon the Corporation and every holder of shares of its Stock: the amount of the net income of the Corporation for any period and the amount of assets at any time legally available for the payment of dividends, redemption of its Stock or the payment of other distributions on its Stock; the amount of paid-in surplus, net assets, other surplus, annual or other net profit, net assets in excess of capital, undivided profits or excess of profits over losses on sales of assets; the amount, purpose, time of creation, increase or decrease, alteration or cancellation of any reserves or charges and the propriety thereof (whether or not any obligation or liability for which such reserves or charges shall have been created shall have been paid or discharged); the fair value, or any sale, bid or asked price to be applied in determining the fair value, of any asset owned or held by the Corporation; any matter relating to the acquisition, holding and disposition of any assets by the Corporation; or any other matter relating to the business and affairs of the Corporation.

## ARTICLE VII

## STOCK

7.1 Authorized Stock. The total number of shares of Stock which the Corporation has authority to issue is two million (2,000,000) shares of Common Stock, with a par value of $25.00 per share.

7.2 Voting Rights. The holders of shares of Common Stock shall be entitled to vote for the election of Directors and on all other matters requiring Shareholder action, and each holder of shares of Common Stock shall be entitled to one vote for each share of Common Stock held by such Shareholder.

7.3 Dividend Rights. Holders of Common Stock shall be entitled to receive such dividends and other distributions in cash, Stock or property of the Corporation as may be authorized and declared by the Board of Directors upon the Common Stock resulting from the conversion of Common Stock out of any assets or funds of the Corporation legally available therefore, but only when and as authorized by the Board of Directors or any authorized committee thereof from time to time. Before payment of any dividends or other distributions, there may be set aside out of any assets of the Corporation available for dividends or other distributions such sum or sums as the Board of Directors may from to time, in its absolute discretion, think proper as a reserve fund for contingencies, for equalizing dividends or other distributions, for repairing or maintaining any property of the Corporation or for such other purpose as the Board of Directors shall determine to be in the best interest of the Corporation, and the Board of Directors may modify or abolish any such reserve in the manner in which it was created.

7.4 Rights upon Liquidation. Upon the voluntary or involuntary liquidation, dissolution or winding down of the Corporation, the net assets of the Corporation available for distribution to the holders of Common Stock shall be distributed pro rata to such holders in proportion to the number of shares of Common Stock held by each.

7.5 Classification of Stock. The Board of Directors may classify or reclassify any unissued shares of Stock from time to time by setting or changing the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, and terms and conditions of redemption for each class or series.

7.6 Issuance of Stock. The Board of Directors may authorize the issuance from time to time of shares of Stock of any class or series, whether now or hereafter authorized, or securities or rights convertible into shares of Stock, for such consideration as the Board of Directors may deem advisable (or without consideration in the case of a share split or dividend), subject to such restrictions or limitations, if any, as may be set forth in these Articles or the Bylaws of the Corporation.

7.7 Dividends or Distributions. The Directors may from time to time authorize and declare and pay to Shareholders such dividends or distributions in cash, property or other assets of the Corporation or in securities of the Corporation or from any other source as the Directors in their discretion shall determine.

7.8 Ambiguity. In the case of an ambiguity in the application of any of the provisions of this Article VII, the Board of Directors shall have the power to determine the application of the provisions of this Article VII with respect to any situation based on the facts known to it.

7.9 Legend. Except as otherwise determined by the Board of Directors, each certificate for shares of Common Stock shall bear substantially the following legend:

"The shares of The Westward Funds, INC. (the "Corporation") represented by this certificate are subject to restrictions set forth in the Corporation's charter, as the same may be amended from time to time, which prohibit in general (a) any Person (other than a Look-Through Entity) from Beneficially Owning shares of Common Stock in excess of the Ownership Limit,

(b) any Look-Through Entity from Beneficially Owning shares of Common Stock in excess of the Look-Through Ownership Limit and (c) any Person from acquiring or maintaining any ownership interest in the stock of the Corporation that is inconsistent with (i) the requirements of the Internal Revenue Code of 1986, as amended, pertaining to real estate investment trusts or (ii) the charter of the Corporation, and the holder of this certificate by his, her or its acceptance hereof consents to be bound by such restrictions. Capitalized terms used in this paragraph and not defined herein are defined in the Corporation's charter, as the same may be amended from time to time.

The Corporation will furnish without charge, to each Shareholder who so requests, a copy of the relevant provisions of the charter and the bylaws, each as amended, of the Corporation, a copy of the provisions setting forth the designations, preferences, privileges and rights of each class of stock or series thereof that the Corporation is authorized to issue and the qualifications, limitations and restrictions of such preferences and/or rights. Any such request may be addressed to the Secretary of the Corporation.

7.10 Severability. Each provision of this Article VII shall be severable and an adverse determination as to any such provision shall in no way affect the validity of any other provision.

7.11 Articles and Bylaws. All persons who shall acquire Stock in the Corporation shall acquire the same subject to the provisions of these Articles and the Bylaws.

## ARTICLE VIII

## LIMITATION ON PREEMPTIVE RIGHTS

These articles place numerous limitations with respect to the manner in which the Corporation invests the funds. These limitations cannot be changed unless our articles of incorporation are amended, which requires approval of the shareholders. Unless the articles of incorporation are amended, the Board of Directors will not:

- Borrow in excess of 75% of the aggregate value of all properties owned by us, provided that we may borrow in excess of 80% of the value of an individual property;

- Invest cash in any stock or mutual fund that is not "A" graded paper;

- Make or invest in mortgage loans, including construction loans, on any one property if the aggregate amount of all the mortgage loans provided by TWF were to exceed 85% of the appraised value of such property as determined by appraisal;

- Make or invest mortgage loans that are subordinate to any mortgage or equity interest of any of our Directors, Westward Management employees, or affiliates;

- Purchase securities in the absence of adequate cash flow required to cover debt service;

- Purchase equity securities that are non-voting or assessable;

- Invest more than 5% of the value of our assets in the securities of any one issuer if the investment would cause us to fail to qualify as a REIT;

- Invest in securities representing more than 10% of the outstanding voting securities of any one issuer if the investment would cause us to fail to qualify as a REIT; or

- Loan money to our Directors, or to Westward Management or its affiliates.

No holder of any Stock or any other securities of the Corporation, whether now or hereafter authorized, shall have any preferential or preemptive rights to subscribe for or purchase any Stock or any other securities of the Corporation other than such rights, if any, as the Board of Directors, in its sole discretion, may fix by articles supplementary, by contract or otherwise; and any Stock or other securities which the Board of Directors may determine to offer for subscription may, within the Board of Directors' sole discretion, be offered to the holders of any class, series or type of Stock or other securities at the time outstanding to the exclusion of holders of any or all other classes, series or types of Stock or other securities at the time outstanding.

## ARTICLE IX

## LIMITATIONS ON TRANSFER AND OWNERSHIP OF COMMON STOCK

9.1 Definitions. For purposes of this Article IX, the following terms shall have the meanings set forth below:

"Beneficial Ownership," when used with respect to ownership of shares of Common Stock by any Person, shall mean all shares of Common Stock which are (i) directly owned by such Person, (ii) indirectly owned by such Person (if such Person is an "individual" as defined in Section 542(a)(2) of the Code); provided, however, that in determining the number of shares Beneficially Owned by a Person or group, no share shall be counted more than once although applicable to two or more of clauses (i), (ii) and (iii) of this definition or (in the case of a group) although Beneficially Owned by more than one Person in such group.

"Beneficiary" shall mean, with respect to any Trust, one or more organizations described in each of Section 170(b)(1)(A) (other than clauses (vii) and (viii) thereof) and Section 170(c)(2) of the Code that are named by the Corporation as the beneficiary or beneficiaries of such Trust.

"Code" shall mean the Internal Revenue Code of 1986, as amended.

"Constructive Ownership" shall mean ownership of shares of Common Stock by a Person who is or would be treated as a direct or indirect owner of such shares of Common Stock through the application of Section 318 of the Code, as modified by Section 856(d)(5) of the Code. The terms "Constructive Owner," "Constructively Owns" and "Constructively Owned" shall have correlative meanings.

"Look-Through Entity" shall mean a Person that is either (i) a trust described in Section 401(a) of the Code and exempt from tax under Section 501(a) of the Code as modified by Section 856(h)(3) of the Code or (ii) registered under the Investment Company Act of 1940.

"Look-Through Ownership Limit" shall mean, with respect to a class or series of Common Stock, 15% of the number of outstanding shares of such Common Stock.

"Market Price" of Common Stock on any date shall mean the average of the Closing Price for shares of such Common Stock for the five consecutive Trading Days ending on such date, or, if said Common Stock is not traded on a publically traded exchange, the Market Price will be determined by a single, independent appraiser selected by a committee composed of Independent Directors which appraiser shall appraise the Market Price for such Common Stock within such guidelines as shall be determined by the committee of Independent Directors. The "Closing Price" on any date shall mean (A) where there exists a public market for the Corporation's Common Stock, the last sale price, regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the New York Stock Exchange or, if the shares of Common Stock are not listed or admitted to trading on the New York Stock Exchange, as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which the shares of Common Stock are listed or admitted to trading or, if the shares of Common Stock are not listed or admitted to trading on any national securities exchange, the last quoted price, or if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by the NASDAQ Stock Market, Inc. or, if such system is no longer in use, the principal other automated quotation system that may then be in use or (B) if no public market for the Common Stock exists, the Closing Price will be determined by a single, independent appraiser selected by a committee composed of

Independent Directors which appraiser shall appraise the Market Price for such Common Stock within such guidelines as shall be determined by the committee of Independent Directors.

"Non-Transfer Event" shall mean an event other than a Transfer that would cause (a) any Person (other than a Look-Through Entity) to Beneficially Own shares of Common Stock in excess of the Ownership Limit or (b) any Look-Through Entity to Beneficially Own shares of Common Stock in excess of the Look-Through Ownership Limit. Non-Transfer Events include but are not limited to (i) the granting of any option or entering into any agreement for the sale, transfer or other disposition of shares (or of Beneficial Ownership of shares) of Common Stock or (ii) the sale, transfer, assignment or other disposition of interests in any Person or of any securities or rights convertible into or exchangeable for shares of Common Stock or for interests in any Person that results in changes in Beneficial Ownership of shares of Common Stock.

"Ownership Limit" shall mean, with respect to Common Stock, 9.8% of the number of outstanding shares of such Common Stock.

"Permitted Transferee" shall mean any Person designated as a Permitted Transferee in accordance with the provisions of Section 7.4.8 of Article VII.

"Person" shall mean (a) an individual or any corporation, partnership, estate, trust, association, private foundation, joint stock company or any other entity and (b) a "group" as that term is used for purposes of Section 13(d)(3) of the Exchange Act; but shall not include an underwriter that participates in a public offering of Common Stock for a period of 90 days following purchase by such underwriter of such Common Stock.

"Prohibited Owner" shall mean, with respect to any Transfer or Non-Transfer Event, any Person who is prevented from becoming or remaining the owner of record title to shares of Common Stock by the provisions of Section 7.4.1 of Article VII.

"Restriction Termination Date" shall mean the first day on which the Board of Directors, in accordance with Article VI hereof, determines that it is no longer in the best interests of the Corporation to attempt to, or continue to, qualify under the Code as a REIT.

"Transfer" (as a noun) shall mean any sale, transfer, gift, assignment, devise or other disposition of shares (or of Beneficial Ownership of shares) of Common Stock, whether voluntary or involuntary, whether of record, constructively or beneficially and whether by operation of law or otherwise. "Transfer" (as a verb) shall have the correlative meaning.

"Trust" shall mean any separate trust created and administered in accordance with the terms of Section 7.4 of Article VII, for the exclusive benefit of any Beneficiary.

"Trustee" shall mean any Person or entity, unaffiliated with both the Corporation and any Prohibited Owner (and, if different than the Prohibited Owner, the Person who would have had Beneficial Ownership of the Shares that would have been owned of record by the Prohibited Owner), designated by the Corporation to act as trustee of any Trust, or any successor trustee thereof.

9.2 Restriction on Ownership and Transfer.

(a) (I) Except as provided in Section 9.4 of this Article IX, until the Restriction Termination Date, (i) no Person (other than a Look-Through Entity) shall Beneficially Own shares of Common Stock in excess of the Ownership Limit and (ii) no Look-Through Entity shall Beneficially Own shares of Common Stock in excess of the Look-Through Ownership Limit.

(b) Until the Restriction Termination Date, any purported Transfer (whether or not the result of a transaction entered into through the facilities of the New York Stock Exchange or any other national securities exchange or the NASDAQ Stock Market, Inc. or any other automated quotation system) of shares of Common Stock that, if effective, would result in the Corporation being "closely held" within the meaning of Section 856(h) of the Code shall be void as to the Transfer of that number of shares of Common Stock that would cause the Corporation to be "closely held" within the meaning of Section 856(h) of the Code, and the intended transferee shall acquire no rights in such shares of Common Stock.

9.3 Owners Required to Provide Information. Until the Restriction Termination Date:

(a) Every Beneficial Owner of more than 5%, or such lower percentages as are then required pursuant to regulations under the Code, of the outstanding shares of any class or series of Common Stock of the Corporation as of any dividend record date on the Corporation's Common Stock shall, within 30 days after January 1 of each year, provide to the Corporation a written statement or affidavit stating the name and address of such Beneficial Owner, the number of shares of Common Stock Beneficially Owned by such Beneficial Owner as of each such dividend record date, and a description of how such shares are held. Each such Beneficial Owner shall provide to the Corporation such additional information as the Corporation may request in order to determine the effect, if any, of such Beneficial Ownership on the Corporation's status as a REIT and to ensure compliance with the Ownership Limit.

(b) Each Person who is a Beneficial Owner of shares of Common Stock and each Person (including the Shareholder of record) who is holding shares of Common Stock for a Beneficial Owner shall provide to the Corporation a written statement or affidavit stating such information as the Corporation may request in order to determine the Corporation's status as a REIT and to ensure compliance with the Ownership Limit.

9.4. Exception. The Board of Directors, upon receipt of a ruling from the Internal Revenue Service or an opinion of counsel or other evidence or undertakings acceptable to it, may, in its sole discretion, waive the application of the Ownership Limit or the Look-Through Ownership Limit to a Person subject, as the case may be, to any such limit, provided that (A) the Board of Directors obtains such representations and undertakings from such Person as are reasonably necessary to ascertain that such Person's Beneficial Ownership or Constructive Ownership of shares of Common Stock will now and in the future (i) not result in the Corporation being "closely held" within the meaning of Section 856(h) of the Code, (ii) not cause the Corporation to Constructively Own 10% or more of the ownership interests of a tenant of the Corporation or a Subsidiary within the meaning of Section 856(d)(2)(B) of the Code and to violate the 95% gross income test of Section 856(c)(2) of the Code, and (iii) not result in the shares of Common Stock of the Corporation being beneficially owned by fewer than 100 persons within the meaning of Section 856(a)(5) of the Code, and (B) such Person agrees in writing that any violation or attempted violation of (x) such other limitation as the Board of Directors may establish at the time of such waiver with respect to such Person or (y) such other restrictions and conditions as the Board of Directors may in its sole discretion impose at the time of such waiver with respect to such Person, will result, as of the time of such violation even if discovered after such violation, in the conversion of such shares in excess of the original limit applicable to such Person into shares of Excess Stock pursuant to Section 7.4.1 of Article VII.

9.5 Ambiguity. In the case of an ambiguity in the application of any of the provisions of this Article IX, including any definition contained in Section 9.1 of this Article IX, the Board of Directors shall have the power to determine the application of the provisions of this Article IX with respect to any situation based on the facts known to it.

9.6 Remedies Not Limited. Except as set forth in Section 9.5 of this Article IX, nothing contained in this Article IX or Article VII shall limit the authority of the Corporation to take such other action as it deems necessary or advisable to protect the Corporation and the interests of its Shareholders by preservation of the Corporation's status as a REIT and to ensure compliance with the Ownership Limit or the Look-Through Ownership Limit.

## ARTICLE X

## RIGHTS AND POWERS OF CORPORATION, BOARD OF DIRECTORS AND OFFICERS

In carrying on its business, or for the purpose of attaining or furthering any of its objects, the Corporation shall have all of the rights, powers and privileges granted to corporations by the laws of the State of Delaware, as well as the power to do any and all acts and things that a natural person or partnership could do as now or hereafter authorized by law, either alone or in partnership or conjunction with others. In furtherance and not in limitation of the powers conferred by statute, the powers of the Corporation and of the Directors and Shareholders shall include the following:

10.1 Conflicts of Interest. Any Director or officer individually, or any firm of which any Director or officer may be a member, or any corporation or association of which any Director or officer may be a director or officer or in which any Director or officer may be interested as the holder of any amount of its Stock or otherwise, may be a party to, or may be interested in, any contract or transaction of the Corporation, and, in the absence of fraud, no contract or other transaction shall be thereby affected or invalidated; provided, however, that (a) such fact shall have been disclosed or shall have been known to the Board of Directors or the committee thereof that approved such contract or transaction and such contract or transaction shall have been approved or ratified by the affirmative vote of a majority of the disinterested Directors, or (b) such fact shall have been disclosed or shall have been known to the Shareholders entitled to vote, and such contract or transaction shall have been approved or ratified by a majority of the votes cast by the Shareholders entitled to vote, other than the votes of shares owned of record or beneficially by the interested Director or corporation, firm or other entity, or (c) the contract or transaction is fair and reasonable to the Corporation. Any Director of the Corporation who is also a director or officer of or interested in such other corporation or association, or who, or the firm of which he is a member, is so interested, may be counted in determining the existence of a quorum at any meeting of the Board of Directors of the Corporation which shall authorize any such contract or transaction, with like force and effect as if he were not such director or officer of such other corporation or association or were not so interested or were not a member of a firm so interested.

10.2 Amendment of Articles. The Corporation reserves the right, from time to time, to make any amendment of its Articles, now or hereafter authorized by law, including any amendment which alters the contract rights, as expressly set forth in its Articles, of any outstanding Stock.

No amendment or repeal of these Articles shall be made unless the same is first approved by the Board of Directors pursuant to a resolution adopted by the Board of Directors in accordance with the DGCL, and, except as otherwise provided by law, thereafter approved by the Shareholders.

Whenever any vote of the holders of voting stock is required to amend or repeal any provision of these Articles, then in addition to any other vote of the holders of voting stock that is required by these Articles, the affirmative vote of the holders of a majority of the outstanding shares of Stock of the Corporation entitled to vote on such amendment or repeal, voting together as a single class, and the affirmative vote of the holders of a majority of the outstanding shares of each class entitled to vote thereon as a class, shall be required to amend or repeal any provision of these Articles; provided, however, that the affirmative vote of the holders of not less than two-thirds of the outstanding shares entitled to vote on such amendment or repeal, voting together as a single class, and the affirmative vote of the holders of not less than two-thirds of the outstanding shares of each class entitled to vote thereon as a class, shall be required to amend or repeal any of the provisions of Sections 6.4, 6.5 or 6.6 of Article VI, Article X or Article XII of these Articles.

## ARTICLE XI

## INDEMNIFICATION

The Corporation (which for the purpose of this Article XI shall include predecessor entities of the Corporation as set forth in Section 2-418 of the DGCL) shall have the power to the maximum extent permitted by Delaware law in effect from time to time, to obligate itself to indemnify, and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to, (a) any individual who is a present or former Director or officer of the Corporation or (b) any individual who, while a Director of the Corporation and at the request of the Corporation, serves or has served as a director, officer, partner or trustee of another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or any other enterprise from and against any claim or liability to which such person may become subject or which such person may incur by reason of his status as a present or former Director or officer of the Corporation. The Corporation shall have the power, with the approval of the Board of Directors, to provide such indemnification and advancement of expenses to a person who served a predecessor of the Corporation in any of the capacities described in (a) or (b) above and to any employee or agent of the Corporation or a predecessor of the Corporation.

## ARTICLE XII

## LIMITATION OF LIABILITY

To the fullest extent permitted under the DGCL as in effect on the date of filing these Articles or as the DGCL is thereafter amended from time to time, no Director or officer shall be liable to the Corporation or its Shareholders for money damages. Neither the amendment or the repeal of this Article, nor the adoption of any other provision in the Corporation's Articles inconsistent with this Article, shall eliminate or reduce the protection afforded by this Article to a Director or officer of the Corporation with respect to any matter which occurred, or any cause of action, suit or claim which but for this Article would have accrued or arisen, prior to such amendment, repeal or adoption.

## ARTICLE XIII

## MISCELLANEOUS

13.1 Provisions in Conflict with Law or Regulations.

(a) The provisions of these Articles are severable, and if the Directors shall determine that any one or more of such provisions are in conflict with the REIT provisions of the Code, or other applicable federal or state laws, the conflicting provisions shall be deemed never to have constituted a part of these Articles, even without any amendment of these Articles pursuant to Section 10.2 hereof; provided, however, that such determination by the Directors shall not affect or impair any of the remaining provisions of these Articles or render invalid or improper any action taken or omitted prior to such determination. No Director shall be liable for making or failing to make such a determination.

(b) If any provision of these Articles or any application of such provision shall be held invalid or unenforceable by any federal or state court having jurisdiction, such holding shall not in any manner affect or render invalid or unenforceable such provision in any other jurisdiction, and the validity of the remaining provisions of these Articles shall not be affected. Other applications of such provision shall be affected only to the extent necessary to comply with the determination of such court.

# BYLAWS

# OF

# THE WESTWARD FUNDS, INC

A Delaware Corporation

## ARTICLE I

## MEETINGS OF SHAREHOLDERS

1.01 PLACE. All meetings of the shareholders (the "Shareholders") of the issued and outstanding common stock of The Westward Funds, INC. (the "Corporation") shall be held at the principal executive office of the Corporation or such other place within the United States as shall be set by the Board of Directors and stated in the notice of the meeting.

1.02 ANNUAL MEETINGS. An annual meeting of the Shareholders for the election of directors of the Corporation (the "Directors") and the transaction of such other business as may be properly brought before the meeting shall be held on the first Friday of April of each year, or on such other date which is not more than fifteen (15) days prior to or after such first Friday of April, and at such time as shall be fixed by the Board of Directors. If the date fixed for the annual meeting shall be a legal holiday, such meeting shall be held on the next succeeding Business Day (as defined in Section 1.04(b) (7) below). Failure to hold an annual meeting shall not invalidate the Corporation's existence or affect any otherwise valid acts of the Corporation.

1.03 MATTERS TO BE CONSIDERED AT ANNUAL MEETING. (a) A proposal of business to be considered by the Shareholders may be made at an annual meeting of Shareholders (i) pursuant to the Corporation's notice of meeting, (ii) by or at the direction of the Board of Directors or (iii) by any Shareholder who was a Shareholder of record of a class of stock of the Corporation ("Stock") entitled to vote on the matter being proposed (A) at the time of giving of notice provided for in this Section 1.03, (B) as of the record date for the annual meeting in question and (C) at the time of such annual meeting, and who complied with the notice procedures set forth in this Section 1.03. For a proposal of business to be properly brought before an annual meeting by a Shareholder, the Shareholder must have given timely notice thereof in writing to the Secretary of the Corporation, such business must otherwise be a proper matter for action by the Shareholders and such Shareholder must be present in person or by proxy at the annual meeting.

To be timely, a Shareholder's notice shall set forth all information required under this Section 1.03 and be delivered to the Secretary at the principal executive offices of the Corporation not less than ninety (90) days nor more than 120 days prior to the first anniversary of the date of mailing of the notice for the preceding year's annual meeting (the "Notice Anniversary Date"); provided, however, that in the event that the date of the mailing of the notice for the annual meeting is advanced or delayed by more than thirty (30) days from the Notice Anniversary Date, notice by the Shareholder to be timely must be so delivered not earlier than the 120th day prior to the date of mailing of the notice for such annual meeting and not later than the close of business on the later of the 90th day prior to the date of mailing of the notice for such annual meeting or the tenth (10th) day following the day on which public announcement of the date of mailing of the notice for such annual meeting is first made.

In no event shall the public announcement of a postponement or an adjournment of an annual meeting commence a new time period for the giving of a Shareholder's notice as described above.

For purposes of these Bylaws, (a) the "date of mailing of the notice" for an annual meeting shall mean the date of the formal notice of annual meeting that accompanies the distribution of the proxy statement for the solicitation of proxies for election of Directors and (b) "public announcement" shall mean disclosure in a (i) press release reported by the Dow Jones News Service, Associated Press or comparable news service, (ii) document publicly filed by the Corporation with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or (iii) letter or report sent to Shareholders of record of the Corporation entitled to vote at the meeting.

(b) A Shareholder's notice to the Secretary shall set forth as to each matter the Shareholder proposes to bring before the annual meeting, (i) a description of the proposal desired to be brought before the annual meeting, (ii) the reasons for proposing such business at the annual meeting and any material interest in such business of such Shareholder and any Shareholder Associated Person (as defined below), individually or in the aggregate, including any anticipated benefit to the Shareholder or any Shareholder Associated Person there from and (iii) as to the Shareholder giving the notice and any Shareholder Associated Person, (x) the name and address of such Shareholder, as they appear on the Corporation's stock ledger and current name and address, if different, and of any such Shareholder Associated Person and (y) the class, series and number of all shares of Stock of the Corporation which are owned by such Shareholder and by any such Shareholder Associated Person, and the nominee holder for, and number of, shares owned beneficially but not of record by such Shareholder and by any such Shareholder Associated Person.

For purposes of these Bylaws, "Shareholder Associated Person" of any Shareholder shall mean (i) any person controlling, directly or indirectly, or acting in concert with, such Shareholder, (ii) any beneficial owner of shares of stock of the Corporation owned of record or beneficially by such Shareholder, (iii) any person controlling, controlled by or under common control with such Shareholder

Associated Person, and (iv) any person acting in concert with the Shareholder or any other Shareholder Associated Person to support the proposal of or nomination by such Shareholder as of the date on which notice of such proposal or nomination is given to the Secretary of the Corporation.

(c) Upon written request by the Secretary of the Corporation or the Board of Directors or a designated committee thereof, any Shareholder proposing business for consideration at a meeting of Shareholders shall provide, within ten (10) days after delivery of such request (or such longer period as may be specified in such request), in addition to any verification previously provided, written verification, satisfactory to the Secretary or the Board of Directors or any such committee thereof, in his, her or its sole discretion, of the accuracy of any information submitted by the Shareholder pursuant to this Section 1.03. If a Shareholder fails to provide such written verification within such period, the Secretary or the Board of Directors or any such committee thereof may treat the information as to which written verification was requested as not having been provided in accordance with the procedures set forth in this Section 1.03.

(d) Only such business shall be conducted at an annual meeting of Shareholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section 1.03. The Presiding Officer (as defined in Section 1.10 hereof) of the meeting shall have the power and duty to determine whether any business proposed to be brought before the meeting was proposed in accordance with the procedures set forth in this Section 1.03 and, if any business is not proposed in compliance with this Section 1.03, to declare that such defective proposal be disregarded and not be presented for action at the annual meeting.

(e) Notwithstanding the foregoing provisions of this Section 1.03, a Shareholder shall also comply with all applicable requirements of state law and of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section 1.03. Nothing in this Section 1.03 shall be deemed to affect any right of a Shareholder to request inclusion of a proposal in, nor the right of the Corporation to omit a proposal from, the Corporation's proxy statement pursuant to Rule 14a-8 (or any successor provision) under the Exchange Act.

(f) This Section 1.03 shall not prevent the consideration and approval or disapproval at the annual meeting of reports of officers, Directors and committees of the Board of Directors, but in connection with such reports, no new business shall be acted upon at such annual meeting except in accordance with the provisions of this Section 1.03.

1.04 SPECIAL MEETINGS. (a) The Chairman of the Board of Directors, the Chief Executive Officer, the President or the Board of Directors may call special meetings of the Shareholders. In addition, subject to subsection (b) of this Section 1.04, the Secretary of the Corporation shall call a special meeting of the

Shareholders on the written request of Shareholders entitled to cast a majority of all the votes entitled to be cast at the meeting.

(b) (1) Any Shareholder of record seeking to have Shareholders request a special meeting shall, by sending written notice to the Secretary (the "Record Date Request Notice") by registered mail, return receipt requested, request the Board of Directors to fix a record date to determine the Shareholders entitled to request a special meeting (the "Request Record Date"). The Record Date Request Notice shall set forth the purpose of the meeting and the matters proposed to be acted on at such meeting, shall be signed by one or more Shareholders of record as of the date of signature (or their agents duly authorized in writing), shall bear the date of signature of each such Shareholder (or such agent) and shall set forth all information relating to each such Shareholder that would be disclosed in solicitations of proxies for the election of Directors in an election contest (even if an election contest is not involved), or would otherwise be required, in each case pursuant to Regulation 14A (or any successor provision) under the Exchange Act. Upon receiving the Record Date Request Notice, the Board of Directors may fix a Request Record Date. The Request Record Date shall not precede and shall not be more than ten (10) days after the close of business on the date on which the resolution fixing the Request Record Date is adopted by the Board of Directors. If the Board of Directors, within fifteen (15) days after the date on which a valid Record Date Request Notice is received, fails to adopt a resolution fixing the Request Record Date and make a public announcement of such Request Record Date, the Request Record Date shall be the close of business on the fifteenth (15th) day after the first date on which the Record Date Request Notice is received by the Secretary.

(2) In order for any Shareholder to request a special meeting, one or more written requests for a special meeting signed by Shareholders of record (or their agents duly authorized in writing) as of the Request Record Date entitled to cast not less than a majority (the "Special Meeting Percentage") of all of the votes entitled to be cast at such meeting (the "Special Meeting Request") shall be delivered to the Secretary. In addition, the Special Meeting Request (i) shall set forth the purpose of the meeting and the matters proposed to be acted on at such meeting (which shall be limited to the matters set forth in the Record Date Request Notice received by the Secretary), (ii) shall bear the date of signature of each such Shareholder (or other agent) signing the Special Meeting Request, (iii) shall set forth the name and address, as they appear in the Corporation's stock ledger, of each Shareholder signing such request (or on whose behalf the Special Meeting Request is signed), the class, series and number of all shares of Stock of the Corporation which are owned by each such Shareholder, and the nominee holder for, and number of, shares owned beneficially but not of record by each such Shareholder, (iv) shall be sent to the Secretary by registered mail, return receipt requested, and (v) shall be received by the Secretary within sixty (60) days after the Request Record Date. Any requesting Shareholder may revoke his, her or its request for a special meeting at any time by written revocation delivered to the Secretary.

(3) The Secretary shall inform the requesting Shareholders of the reasonably estimated cost of preparing and mailing the notice of meeting (including the Corporation's proxy materials). The Secretary shall not be required to call a special meeting upon Shareholder request and such meeting shall not be held unless, in addition to the documents required by paragraph (2) of this Section 1.04(b), the Secretary receives payment of such reasonably estimated cost prior to the mailing of any notice of the meeting.

(4) Except as provided in the next sentence, any special meeting shall be held at such place, date and time as may be designated by the Chairman of the Board of Directors, the President, the Chief Executive Officer or the Board of Directors, whoever has called the meeting. In the case of any special meeting called by the Secretary upon the request of Shareholders (a "Shareholder Requested Meeting"), such meeting shall be held at such place, date and time as may be designated by the Board of Directors; provided, however, that the date of any Shareholder Requested Meeting shall be not more than ninety (90) days after the record date for such meeting (the "Meeting Record Date"); and provided further that if the Board of Directors fails to designate, within fifteen (15) days after the date that a valid Special Meeting Request is actually received by the Secretary (the "Delivery Date"), a date and time for a Shareholder Requested Meeting, then such meeting shall be held at 2:00 p.m. local time on the ninetieth (90th) day after the Meeting Record Date or, if such ninetieth (90th) day is not a Business Day, on the first preceding Business Day; and provided further that in the event that the Board of Directors fails to designate a place for a Shareholder Requested Meeting within fifteen (15) days after the Delivery Date, then such meeting shall be held at the principal executive offices of the Corporation. In fixing a date for any special meeting, the Chairman of the Board of Directors, the President, the Chief Executive Officer or the Board of Directors may consider such factors as he, she or it deems relevant within the good faith exercise of business judgment, including, without limitation, the nature of the matters to be considered, the facts and circumstances surrounding any request for the meeting and any plan of the Board of Directors to call an annual meeting or a special meeting. In the case of any Shareholder Requested Meeting, if the Board of Directors fails to fix a Meeting Record Date that is a date within thirty (30) days after the Delivery Date, then the close of business on the thirtieth (30th) day after the Delivery Date shall be the Meeting Record Date.

(5) If at any time, as a result of written revocations of requests for the special meeting, the Shareholders of record (or their agents duly authorized in writing) as of the Request Record Date who have delivered and not revoked requests for a special meeting are not entitled to cast at least the Special Meeting Percentage, the Secretary may refrain from mailing the notice of the meeting or, if the notice of the meeting has been mailed, the Secretary may revoke the notice of the meeting at any time before the tenth (10th) day prior to the meeting if the Secretary has first sent to all other requesting Shareholders written notice of any revocation of a request for the special meeting and written notice of the Secretary's intention to revoke the notice of the meeting. Any

request for a special meeting received after a revocation by the Secretary of a notice of a meeting shall be considered a request for a new special meeting.

(6) The Chairman of the Board of Directors, the President, the Chief Executive Officer or the Board of Directors may appoint regionally or nationally recognized independent inspectors of elections to act as the agent of the Corporation for the purpose of promptly performing a ministerial review of the validity of any purported Special Meeting Request received by the Secretary. For the purpose of permitting the inspectors to perform such review, no such purported request shall be deemed to have been delivered to the Secretary until the earlier of (i) five (5) Business Days after receipt by the Secretary of such purported request and (ii) such date as the independent inspectors certify to the Corporation that the valid requests received by the Secretary represent at least a majority of the issued and outstanding shares of Stock that would be entitled to vote at such meeting. Nothing contained in this paragraph (6) shall in any way be construed to suggest or imply that the Corporation or any Shareholder shall not be entitled to contest the validity of any request, whether during or after such five (5) Business Day period, or to take any other action (including, without limitation, the commencement, prosecution or defense of any litigation with respect thereto, and the seeking of injunctive relief in such litigation).

(7) For purposes of these Bylaws, "Business Day" shall mean any day other than a Saturday, a Sunday or a day on which banking institutions in the State of New York are authorized or obligated by law or executive order to close.

1.05 NOTICE. Not fewer than ten (10) nor more than ninety (90) days before the date of every meeting of Shareholders, written notice of such meeting shall be given, in accordance with Article VIII, to each Shareholder entitled to vote at the meeting or entitled to receive notice of the meeting by statute, stating the time and place of the meeting and, in the case of a special meeting or as otherwise may be required by statute, the purpose or purposes for which the meeting is called.

1.06 SCOPE OF NOTICE. No business shall be transacted at a special meeting of Shareholders except such business that is specifically designated in the notice of the meeting. Subject to the provisions of Section 1.03, any business of the Corporation may be transacted at the annual meeting without being specifically designated in the notice, except such business as is required by statute to be stated in such notice.

1.07 QUORUM. At any meeting of Shareholders, the presence in person or by proxy of Shareholders entitled to cast a majority of all the votes entitled to be cast at the meeting shall constitute a quorum; but this Section 1.07 shall not affect any requirement under any statute or the charter of the Corporation, as amended from time to time (the "Charter"), for the vote necessary for the adoption of any measure. If, however, a quorum is not present at any meeting of Shareholders, the Presiding Officer shall have the power to adjourn the meeting from time to time without further notice other than announcement at the meeting to a date not more than 120 days after the original record date or with further notice to a date more than 120 days after the original record date. At any meeting called to resume an adjourned meeting at which a quorum is present, any business may be transacted that might have been transacted at the meeting as originally notified. The Shareholders present at a meeting which has been duly called and convened and at which a quorum is present at the time counted may continue to transact business until adjournment, notwithstanding the withdrawal of enough Shareholders to leave less than a quorum.

1.08 VOTING. A majority of the votes cast at a meeting of Shareholders duly called and at which a quorum is present shall be sufficient to take or authorize action upon any matter which may properly come before the meeting, unless more than a majority of the votes cast is specifically required by statute, the Charter or these Bylaws. Unless otherwise provided by statute or the Charter, each outstanding share (a "Share") of Stock of the Corporation, regardless of class, shall be entitled to one vote upon each matter submitted to a vote at a meeting of Shareholders. Any holder of shares entitled to vote on any matter may vote part of the shares in favor of the proposal and refrain from voting the remaining shares or vote them against the proposal, other than elections to office, but, if the Shareholder fails to specify the number of shares such Shareholder is voting affirmatively, it shall be conclusively presumed that the Shareholder's approving vote is with respect to all votes said Shareholder is entitled to cast. Shares of its own Stock directly or indirectly owned by the Corporation shall not be voted at any meeting and shall not be counted in determining the total number of outstanding Shares entitled to vote at any given time, but Shares of its own voting Stock held by it in a fiduciary capacity may be voted and shall be counted in determining the total number of outstanding Shares at any given time. Notwithstanding anything else contained in these Bylaws, the rights of any class of "Excess Stock" (as such term is defined in the Charter) and the rights of holders of any class of Excess Stock shall be limited to the rights with respect thereto provided in the Charter. Notwithstanding the foregoing, the affirmative vote of holders of a majority of all of the Shares entitled to be cast in the election of Directors shall be required to elect a Director.

1.09 PROXIES. A Shareholder may vote the Shares owned of record by him or her, either in person or by proxy executed by the Shareholder or by his or her duly authorized agent in any manner permitted by law. Such proxy shall be filed with the Secretary of the Corporation before or at the time of the meeting. No proxy shall be valid after eleven (11) months from the date of its execution, unless otherwise provided in the proxy.

1.10 CONDUCT OF MEETINGS. (a) The Chairman or, in the absence of the Chairman, the Chief Executive Officer or, in the absence of both the Chairman and the Chief Executive Officer, the President, or, in the absence of all of the foregoing officers, a presiding officer appointed by the Board of Directors, shall preside over meetings of the Shareholders. The Secretary of the Corporation, or, in the absence of the Secretary and Assistant Secretaries, the person appointed by the presiding officer (the "Presiding Officer") of the meeting shall act as secretary of such meeting. Unless otherwise approved by the Presiding Officer, attendance at a meeting of Shareholders is restricted to Shareholders of record, persons authorized in accordance with Section 1.09 to act by proxy, and officers of the Corporation.

(b) The order of business and all other matters of procedure at any meeting of Shareholders shall be determined by the Presiding Officer. The Presiding Officer may prescribe such rules, regulations and procedures and take such action as, in the discretion of such Presiding Officer, are appropriate for the proper conduct of the meeting, including, without limitation, (i) restricting admission to the time set for the commencement of the meeting; (ii) limiting attendance at the meeting to Shareholders of record of the Corporation, their duly authorized proxies and such other individuals as the Presiding Officer may determine; (iii) limiting participation at the meeting on any matter to Shareholders of record of the Corporation entitled to vote on such matter, their duly authorized proxies and such other individuals as the Presiding Officer may determine; (iv) limiting the time allotted to questions or comments by participants; (v) maintaining order and security at the meeting; (vi) removing any Shareholder or any other individual who refuses to comply with meeting procedures, rules or guidelines as set forth by the Presiding Officer; and (vii) recessing or adjourning the meeting to a time, date and place announced at the meeting. A meeting of Shareholders convened on the date for which it was called may be recessed or adjourned from time to time without further notice other than announcement at the meeting to a date not more than 120 days after the original record date or with further notice to a date more than 120 days after the original record date. Unless otherwise determined by the Presiding Officer, meetings of Shareholders shall not be required to be held in accordance with the rules of parliamentary procedure.

1.11 TABULATION OF VOTES. At any annual or special meeting of Shareholders, the Presiding Officer shall be authorized to appoint one or more persons as tellers for such meeting (the "Teller" or "Tellers"). The Teller may, but need not, be an officer or employee of the Corporation. The Teller shall be responsible for tabulating or causing to be tabulated shares voted at the meeting and reviewing or causing to be reviewed all proxies. In tabulating Teller shall be entitled to rely in whole or in part on tabulations and analyses made by personnel of the Corporation, its counsel, its transfer agent, its registrar or such other organizations that are customarily employed to provide such services. The Teller may be authorized by the Presiding Officer to determine on a preliminary basis the legality and sufficiency of all votes cast and proxies delivered under the Corporation's Charter, Bylaws and applicable law. The Presiding Officer may review all preliminary determinations made by the
Teller hereunder, and in doing so, the Presiding Officer shall be entitled to exercise his or her sole judgment and discretion and he or she shall not be bound by any preliminary determinations made by the Teller. Each report of the Teller shall be in writing and signed by him or her or by a majority of them if there is more than one. The report of the majority shall be the report of the Tellers.

1.12 INFORMAL ACTION BY SHAREHOLDERS. Any action required or permitted to be taken at a meeting of Shareholders may be taken without a meeting if a consent in writing, setting forth such action, is signed by all the Shareholders entitled to vote on the matter and any other Shareholders entitled to notice of a meeting of Shareholders (but not to vote thereat) have waived in writing any rights which they may have to dissent from such action, and such consents and waivers are filed with the records of Shareholders meetings. Such consents and waivers may be signed by different Shareholders on separate counterparts.

1.13 VOTING BY BALLOT. Voting on any question or in any election may be viva voce unless the Presiding Officer shall order or any Shareholder shall demand that voting be by ballot.

## ARTICLE II

## DIRECTORS

2.01 GENERAL POWERS. The business and affairs of the Corporation shall be managed under the direction of its Board of Directors. All powers of the Corporation may be exercised by or under the authority of the Board of Directors, except as conferred on or reserved to the Shareholders by statute, the Charter or these Bylaws.

2.02 OUTSIDE ACTIVITIES. The Board of Directors and its members are required to spend only such time managing the business and affairs of the Corporation as is necessary to carry out their duties in accordance with Section 2-405.1 of the Delaware General Corporation Law, as amended from time to time (the "MGCL"). Except as set forth in the Charter or by separate agreement, arrangement or policy of the Corporation, the Board of Directors, each Director, and the agents, officers and employees of the Corporation or of the Board of Directors or of any Director may engage with or for others in business activities of the types conducted by the Corporation. Except as set forth in the Charter or by separate agreement, arrangement or policy of the Corporation, none of such individuals has an obligation to notify or present to the Corporation or each other any investment opportunity that may come to such person's attention even though such investment might be within the scope of the Corporation's purposes or various investment objectives. Any interest that a Director has in any investment opportunity presented to the Corporation must be disclosed by such Director to the Board of Directors (and, if voting thereon, to the Shareholders or to any committee of the Board of Directors) within ten (10) days after the later of the date upon which such Director becomes aware of such interest or the date upon which such Director becomes aware that the Corporation is considering such investment opportunity. If such interest comes to the interested Director's attention after a vote to take such investment opportunity, the voting body shall be notified of such interest and shall reconsider such investment opportunity if not already consummated or implemented.

2.03 NUMBER, TENURE AND QUALIFICATION. The number of Directors of the Corporation shall be that number set forth in the Charter or such other number as may be designated from time to time by resolution of a majority of the entire Board of Directors; provided, however, that the number of Directors shall be not fewer than three (3), nor more than fifteen (15), and further provided that the tenure of office of a Director shall not be affected by any decrease in the number of Directors. The minimum or maximum number of Directors provided in this Section 2.03 may be changed only by amendment to these Bylaws or by amendment to the Corporation's Charter, provided that any such amendment shall be both duly adopted by the affirmative vote of a majority of the outstanding shares entitled to vote and deemed advisable or approved by the Board of Directors. Each Director shall serve for the term set forth in the Charter and until his or her successor is elected and qualified.

2.04 NOMINATION OF DIRECTORS. (a) Nominations of persons for election to the Board of Directors may be made at an annual meeting of Shareholders (i) pursuant to the Corporation's notice of meeting, (ii) by or at the direction of the Board of Directors or (iii) by any Shareholder of the Corporation who was a Shareholder of record of a class of Stock entitled to vote in the election of Directors (A) at the time of giving of notice provided for in this Section 2.04, (B) as of the record date for the annual meeting in question and (C) at the time of such annual meeting, and who complied with the notice procedures set forth in this Section 2.04. Any Shareholder who seeks to make such a nomination must be present in person or by proxy at the annual meeting. Only persons nominated in accordance with the procedures set forth in this Section 2.04 shall be eligible for election as Directors at an annual meeting of Shareholders.

(b) For nominations to be properly brought before an annual meeting by a Shareholder pursuant to clause (iii) of paragraph (a) of this Section 2.04, the Shareholder must have given timely notice thereof in writing to the Secretary of the Corporation. To be timely, a Shareholder's notice shall be delivered to the Secretary at the principal executive offices of the Corporation not less than ninety (90) days nor more than 120 days prior to the Notice Anniversary Date; provided, however, that in the event that the date of the mailing of the notice for the annual meeting is advanced or delayed by more than thirty (30) days from the Notice Anniversary Date, notice by the Shareholder to be timely must be so delivered not earlier than the 120th day prior to the date of mailing of the notice for such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to the date of mailing of the notice for such annual meeting or the tenth (10th) day following the day on which public announcement of the date of mailing of the notice for such meeting is first made. In no event shall the public announcement of a postponement or adjournment of an annual meeting commence a new time period for the giving of a Shareholder's notice as described above.

(c) A Shareholder's notice of nomination shall set forth (i) as to each individual whom the Shareholder proposes to nominate for election or reelection as a Director, (A) the name, age, business address and residence address of such individual, (B) the principal occupation or employment of such individual for the past five (5) years, (C) the class, series and number of shares of Stock of the Corporation that are beneficially owned by such individual, (D) the date such shares of Stock were acquired and the investment intent of such acquisition, (E) such individual's written consent to be named in the proxy statement as a nominee and to serve as a Director if elected and (F) all other information relating to such individual that is required to be disclosed in solicitations of proxies for election of Directors in an election contest (even if an election contest is not involved), or is otherwise required, in each case pursuant to Regulation 14A (or any successor provision) under the Exchange Act and the rules thereunder; (ii) as to the Shareholder giving the notice and any Shareholder Associated Person, the class, series and number of all shares of Stock of the Corporation which are owned by such Shareholder and by such Shareholder Associated Person, if any, and the nominee holder for, and number of, shares owned beneficially but not of record by such Shareholder and by any such Shareholder Associated Person; and (iii) as to the Shareholder giving the notice and any Shareholder Associated Person covered by clause (ii) of this Section 2.04(c), the name and address of such Shareholder, as they appear on the Corporation's stock ledger and current name and address, if different, and of such Shareholder Associated Person. At the request of the Board of Directors, any person nominated by or at the direction of the Board of Directors for election as a Director at an annual meeting shall furnish to the Secretary of the Corporation that information which would be required to be set forth in a Shareholder's notice of nomination of such nominee.

(d) Notwithstanding anything in this Section 2.04 to the contrary, in the event the Board of Directors increases the number of Directors to be elected at an annual meeting in accordance with Article II, Section 2.03 of these Bylaws, and there is no public announcement of such action at least 100 days prior to the Notice Anniversary Date, a Shareholder's notice required by this Section 2.04 shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the tenth (10th) day following the day on which such public announcement is first made by the Corporation.

(e) Nominations of persons for election to the Board of Directors may be made at a special meeting of Shareholders at which Directors are to be elected (i) pursuant to the Corporation's notice of meeting, (ii) by or at the direction of the Board of Directors or (iii) provided that the Board of Directors has determined that Directors shall be elected at such special meeting, by any Shareholder of the Corporation who is a Shareholder of record of a class of Stock entitled to vote in the election of Directors (A) at the time of giving of notice provided for in this Section 2.04, (B) as of the record date for the special meeting in question and (C) at the time of such special meeting, and who complied with the notice procedures set forth in this Section 2.04. Any Shareholder who seeks to make such a nomination must be present in person or by proxy at the special meeting. In the event the Corporation calls a special meeting of Shareholders for the purpose of electing one or more individuals to the Board of Directors, any such Shareholder may nominate an individual or individuals (as the case may be) for election as a Director as specified in the Corporation's notice of meeting, if the Shareholder's notice required by paragraphs (b) and (c) of this Section 2.04 shall be delivered to the Secretary at the principal executive offices of the Corporation not earlier than the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day prior to such special meeting or the tenth (10th) day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. In no event shall the public announcement of a postponement or an adjournment of a special meeting commence a new time period for the giving of a Shareholder's notice as described above.

(f) Upon written request by the Secretary of the Corporation or the Board of Directors or a designated committee thereof, any Shareholder proposing a nominee for election as a Director at a meeting of Shareholders shall provide, within five (5) business days of delivery of such request (or such other period as may be specified in such request), in addition to any verification previously provided, written verification, satisfactory to the Secretary or the Board of Directors or any such committee thereof, in his, her or its sole discretion, of the accuracy of any information submitted by the Shareholder pursuant to this Section 2.04. If a Shareholder fails to provide such written verification within such period, the Secretary or the Board of Directors or any such committee thereof may treat the information as to which written verification was requested as not having been provided in accordance with the procedures set forth in this Section 2.04.

(g) Only such individuals who are nominated in accordance with the procedures set forth in this Section 2.04 of these Bylaws shall be eligible for election as Directors. The Presiding Officer of the meeting shall have the power to determine whether a nomination was made in accordance with the procedures set forth in this Section 2.04 and, if any proposed nomination is not in compliance with this Section 2.04, to declare that such defective nomination be disregarded and not be presented for action at the meeting.

(h) Notwithstanding the foregoing provisions of this Section 2.04, a Shareholder shall also comply with all applicable requirements of state law and of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section 2.04. Nothing in this Section 2.04 shall be deemed to affect any right of a Shareholder to request inclusion of a proposal in, nor the right of the Corporation to omit a proposal from, the Corporation's proxy statement pursuant to Rule 14a-8 (or any successor provision) under the Exchange Act.

2.05 ANNUAL AND REGULAR MEETINGS. An annual meeting of the Board of Directors may be held immediately after and at the same place as the annual meeting of Shareholders, or at such other time and place, either within or without the State of Delaware, as is selected by resolution of the Board of

Directors, and no notice other than this Bylaw or such resolution shall be necessary. The Board of Directors may provide, by resolution, the time and place, either within or without the State of Delaware, for the holding of regular meetings of the Board of Directors without other notice than such resolutions.

2.06 SPECIAL MEETINGS. Special meetings of the Board of Directors may be called by or at the request of the Chairman, the Chief Executive Officer or a majority of the Directors then in office. The person or persons authorized to call special meetings of the Board of Directors may fix any place, either within or without the State of Delaware, as the place for holding any special meeting of the Board of Directors called by them.

2.07 NOTICE AND CALL OF MEETINGS. Notice of any special meeting of the Board of Directors to be provided herein shall be delivered personally, or by telephone, electronic mail, facsimile transmission, United States mail or courier to each Director at his or her business or residence address. Notice by personal delivery, telephone, electronic mail or facsimile transmission shall be given at least one (1) Business Day prior to the meeting. Notice by United States mail shall be given at least five (5) days prior to the meeting and shall be deemed to be given when deposited in the United States mail properly addressed, with postage thereon prepaid. Notice by courier shall be given at least two (2) Business Days prior to the meeting and shall be deemed to be given when deposited with or delivered to a courier properly addressed. Telephone notice shall be deemed to be given when the Director or his or her agent is personally given such notice in a telephone call to which the Director or his or her agent is a party. Electronic mail notice shall be deemed to be given upon receipt of the message at the electronic mail address given to the Corporation by the Director. Facsimile transmission notice shall be deemed to be given upon completion of the transmission of the message to the number given to the Corporation by the Director and receipt of a completed answer-back indicating receipt. Neither the business to be transacted at, nor the purpose of, any annual, regular or special meeting of the Board of Directors need be specified in the notice, unless specifically required by statute, the Charter or these Bylaws.

2.08 QUORUM. A majority of the Board of Directors then in office shall constitute a quorum for the transaction of business at any meeting of the Board of Directors; provided, however, that a quorum for the transaction of business with respect to any matter in which any Director (or affiliate of such Director) who is not an Independent Director (as defined in the Charter) has any interest shall consist of a majority of the Directors that includes a majority of the Independent Directors then in office. If less than a majority of the Board of Directors is present at said meeting, a majority of the Directors present may adjourn the meeting from time to time without further notice. The Directors present at a meeting which has been duly called and convened may continue to transact business until adjournment, notwithstanding the withdrawal of enough Directors to leave less than a quorum.

2.09 VOTING. The action of a majority of the Directors present at a meeting at which a quorum is present shall be the action of the Board of Directors, unless the concurrence of a greater proportion is required for such action by applicable statute, the Charter or these Bylaws; provided, however, that no act relating to any matter in which a Director (or affiliate of such Director) who is not an Independent Director has any interest shall be the act of the Board of Directors unless such act has been approved by a majority of the Board of Directors that includes a majority of the Independent Directors. If enough Directors have withdrawn from a meeting to leave less than a quorum but the meeting is not adjourned, the action of a majority of the Directors necessary to constitute a quorum at such meeting shall be the action of the Board of Directors, unless the concurrence of a greater proportion is required for such action by applicable statutes, the Charter or the Bylaws.

2.10 CONDUCT OF MEETINGS. All meetings of the Board of Directors shall be called to order and presided over by the Chairman, or in the absence of the Chairman, by the Chief Executive Officer (if a member of the Board of Directors) or, in the absence of the Chairman and the Chief Executive Officer, by a member of the Board of Directors selected by the members present. The Secretary of the Corporation, or in the absence of the Secretary, any Assistant Secretary, shall act as secretary at all meetings of the Board of Directors, and in the absence of the Secretary and Assistant Secretaries, the presiding officer of the meeting shall designate any person to act as secretary of the meeting. Members of the Board of Directors shall be entitled to participate in meetings of the Board of Directors by conference telephone or similar communications equipment by means of which all Directors participating in the meeting can hear each other at the same time, and participation in a meeting in accordance herewith shall constitute presence in person at such meeting for all purposes of these Bylaws.

2.11 RESIGNATIONS. Any Director may resign from the Board of Directors or any committee thereof in the manner provided in the Charter.

2.12 REMOVAL OF DIRECTORS. Any Director may be removed in the manner provided in the Charter.

2.13 VACANCIES. Vacancies on the Board of Directors shall be filled in the manner provided in the Charter.

2.14 INFORMAL ACTION BY DIRECTORS. Any action required or permitted to be taken at any meeting of the Board of Directors may be taken without a meeting if consent in writing to such action is signed by all of the Directors and such written consent is filed with the minutes of the Board of Directors. Consents may be signed by different Directors on separate counterparts.

2.15 COMPENSATION. An annual fee for services and payment for expenses of attendance at each meeting of the Board of Directors, or of any committee thereof, may be allowed to any Director by resolution of the Board of Directors.

2.16 LEAD INDEPENDENT DIRECTOR. From time to time the Independent Directors then serving on the Board of Directors may appoint from among them one member to serve as "Lead Independent Director," which position shall have such description as the Independent Directors shall in their discretion determine, but only to the extent not inconsistent with the Charter or these Bylaws.

## ARTICLE III

## COMMITTEES

3.01 NUMBER, TENURE AND QUALIFICATION. The Board of Directors may appoint from among its members certain committees as described below. The term of office of any committee member shall be as provided in the resolution of the Board of Directors designating such member but shall not exceed such member's term as Director. Any member of a committee may be removed at any time by resolution of the Board of Directors. A committee may not take or authorize any act as to any matter in which any Director (or affiliate of such Director) who is not an Independent Director has or is reasonably likely to have any interest unless a majority of the members of such committee shall be Independent Directors.

(a) Executive Committee. The Board of Directors may, by resolution adopted by a majority of the Directors, appoint an Executive Committee consisting of one or more Directors. The Board may designate one or more Directors as an alternate member of the Executive Committee, who may replace any absent member at any meeting of the Executive Committee.

(b) Audit Committee. The Board of Directors shall, by resolution adopted by a majority of the Directors, appoint an Audit Committee consisting of three or more Directors whose membership on the Audit Committee shall satisfy the requirements set forth in the applicable rules, if any, of the New York Stock Exchange ("NYSE"), as amended from time to time. The Board may designate one or more Directors as an alternate member of the Audit Committee, who may replace any absent member at any meeting of the Audit Committee.

(c) Compensation Committee. The Board of Directors shall, by resolution adopted by a majority of the Directors, appoint a Compensation Committee consisting of two or more Directors whose membership on the Compensation Committee shall satisfy the requirements set forth in the applicable rules, if any, of the NYSE, as amended from time to time. The Board may designate one or more Directors as an alternate member of the Compensation Committee, who may replace any absent member at any meeting of the Compensation Committee.

(d) Other Committees. The Board of Directors may, by resolution adopted by a majority of the Directors, appoint such other standing or special committees, each consisting of one or more Directors, as it may from time to time deem advisable to perform such general or special duties as may from time to time be delegated to any such committee by the Board of Directors, subject to the limitations contained in the MGCL or imposed by the Charter or these Bylaws. The Board may designate one or more Directors as an alternate member of any committee designated pursuant to this Section 3.01(d), who may replace any absent member at any meeting of such committee.

3.02 DELEGATION OF POWER. The Board of Directors may, by resolution or adoption of a committee charter, delegate to these committees any of the powers of the Board of Directors, except those powers which the Board of Directors is specifically prohibited from delegating pursuant to Section 2-411 of the MGCL, and may prescribe rules governing the conduct and proceedings of these committees.

3.03 QUORUM AND VOTING. Subject to such terms as may appear in the delegation of authority to such committee (which may be contained in the charter for such committee), a majority of the members of any committee shall constitute a quorum for the transaction of business by such committee, and the act of a majority of the committee members present at a meeting shall constitute the act of the committee. Notwithstanding the foregoing, no act relating to any matter in which any Director (or affiliate of such Director) who is not an Independent Director has any interest shall be the act of any committee unless a majority of the Independent Directors on the committee vote for such act.

3.04 CONDUCT OF MEETINGS. Subject to such terms as may appear in the delegation of authority to such committee (which may be contained in the charter for such committee), the Board of Directors shall designate for each committee a chairman, and if such chairman is not present at a particular meeting, the committee shall select a presiding officer for such meeting. Subject in each case to any provisions to the contrary in any effective resolution of the Board of Directors relating to the appointment or authority of a committee of the Board of Directors (including any committee charter adopted by such resolution), each committee shall (i) adopt its own rules governing the time and place of holding and the method of calling its meetings and the conduct of its proceedings and (ii) meet at the call of the chairman of such committee or the Chairman of the Board of Directors. Members of any committee shall be entitled to participate in meetings of such committee by conference telephone or similar communications equipment by means of which all Directors participating in the meeting can hear each other at the same time, and participation in a meeting in accordance herewith shall constitute presence in person at such meeting for all purposes of these Bylaws. Each committee shall keep minutes of its meetings and report the results of any proceedings to the Board of Directors.

3.05 INFORMAL ACTION BY COMMITTEES. Any action required or permitted to be taken at any meeting of a committee of the Board of Directors may be taken without a meeting, if a written consent to such action is signed by all members of the committee and such written consent is filed with the minutes of proceedings of such committee. Consents may be signed by different members on separate counterparts.

## ARTICLE IV

## OFFICERS

4.01 TITLES AND ELECTION. The Corporation shall have a Chairman of the Board, a Chief Executive Officer, a President, a Chief Operating Officer, a Chief Financial Officer, one or more Vice Presidents (including Vice Presidents of varying degrees, such as Executive, Regional or Senior Vice Presidents), a Secretary, a Treasurer (who shall also be the Chief Financial Officer of the Corporation) and such Assistant Secretaries and Assistant Treasurers and such other officers as the Board of Directors, or any committee or officer appointed by the Board of Directors for such purpose, may from time to time elect. Notwithstanding the foregoing, the Chairman of the Board, the Chief Executive Officer, the President, the Chief Operating Officer, the Chief Financial Officer, the Secretary and the Treasurer shall be elected by a majority of the Directors at the time in office. The officers of the Corporation elected by the Board of Directors shall be elected annually at the first meeting of the Board of Directors following each annual meeting of Shareholders. If the election of such officers shall not take place at such meeting, such election shall be held as soon thereafter as may be convenient. Each officer shall hold office until the first meeting of the Board of Directors following the next annual meeting of Shareholders and until his successor is duly elected and qualified or until his death, resignation or removal in the manner hereinafter provided. Any two or more offices, except President and Vice President, may be held by the same person. Election or appointment of an officer or agent shall not of itself create contract rights between the Corporation and such officer or agent. No officer need be a Shareholder or a Director of the Corporation.

4.02 REMOVAL AND RESIGNATION. Any officer may be removed, either with or without cause, by a majority of the Directors at the time in office, at any regular or special meeting of the Board of Directors, or, except in the case of an officer elected by the Board of Directors, by a committee or an officer upon whom such power of removal may be conferred by the Board of Directors. Any officer may resign at any time by giving written notice to the Corporation. Any such resignation shall take effect at the date of the receipt of such notice or at any later time specified therein; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

4.03 OUTSIDE ACTIVITIES. The officers and agents of the Corporation are required to spend only such time managing the business and affairs of the Corporation as is necessary to carry out their duties in accordance with applicable law and these Bylaws. Except as set forth in the Charter or by the terms of any separate agreement, arrangement or policy of the Corporation, the officers and agents of the Corporation may engage with or for others in business activities of the types conducted by the Corporation. Except as set forth in the Charter or by the terms of any separate agreement, arrangement or policy of the Corporation, the officers and agents of the Corporation (other than those serving who are also Directors) do not have an obligation to notify or present to the Corporation or each other any investment opportunity that may come to such person's attention even though such investment might be within the scope of the Corporation's purposes or various investment objectives. Any interest that an officer or an agent has in any investment opportunity presented to the Corporation must be disclosed by such officer or agent to the Board of Directors (and, if voting thereon, to the Shareholders or to any committee of the Board of Directors) within ten (10) days after the later of the date upon which such officer or agent becomes aware of such interest or that the Corporation is considering such investment opportunity. If such interest comes to the attention of the interested officer or agent after a vote to take such investment opportunity, the voting body shall reconsider such investment opportunity if not already consummated or implemented.

4.04 VACANCIES. A vacancy in any office may be filled by the Board of Directors for the unexpired portion of the term.

4.05 CHAIRMAN OF THE BOARD. The Chairman of the Board shall, if present, preside at all meetings of the Shareholders and the Board of Directors, and shall exercise and perform such other powers and duties as may be from time to time assigned to him by the Board of Directors or prescribed by these Bylaws.

4.06 CHIEF EXECUTIVE OFFICER. Unless otherwise determined by the Board of Directors and subject to such supervisory powers, if any, as may be given by the Board of Directors to the Chairman, the Chief Executive Officer shall, subject to the control of the Board of Directors, have general supervision, direction, and control of the business of the Corporation and shall exercise and perform such other powers and duties as may be from time to time assigned to him by the Board of Directors or prescribed by these Bylaws.

4.07 PRESIDENT. The President shall exercise and perform such duties as may be from time to time assigned to him by the Board of Directors or prescribed by these Bylaws.

4.08 VICE PRESIDENTS. In the absence or disability of the President, the Vice Presidents in order of their rank as fixed by the Board of Directors, or if not ranked, the Vice President designated by the Board of Directors, shall perform the duties of the President, and when so acting shall have all the powers of, and be subject to all the restrictions upon, the President. The Vice Presidents shall have such other powers and perform such other duties as may be from time to time assigned to them by the Board of Directors or prescribed by these Bylaws.

4.09 SECRETARY. (a) The Secretary shall keep, or cause to be kept, a book of minutes in written form of the proceedings of the Board of Directors, committees of the Board of Directors, and Shareholders. Such minutes shall include all waivers of notice, consents to the holding of meetings, and approvals of the minutes of meetings executed pursuant to these Bylaws or the MGCL. The Secretary shall keep, or cause to be kept at the principal executive office or at the office of the Corporation's transfer agent or registrar, a record of its Shareholders, giving the names and addresses of all Shareholders and the number and class of shares held by each.

(b) The Secretary shall give, or cause to be given, notice of all meetings of the Shareholders and may give, or cause to be given, notice of all meetings of the Board of Directors required by these Bylaws or by law to be given, and shall keep the seal of the Corporation in safe custody, and shall have such other powers and perform such other duties as may be from time to time assigned to him by the Board of Directors or prescribed by these Bylaws.

4.10 TREASURER AND CHIEF FINANCIAL OFFICER. (a) The Treasurer and Chief Financial Officer shall keep and maintain, or cause to be kept and maintained, adequate and correct books and records of account in written form or any other form capable of being converted into written form.

(b) The Treasurer and Chief Financial Officer shall deposit all monies and other valuables in the name and to the credit of the Corporation with such depositaries as may be designated by the Board of Directors. He shall disburse all funds of the Corporation as may be ordered by the Board of Directors, shall render to the Chairman, Chief Executive Officer, President and Directors, whenever any of them requests it, an account of all of his transactions as Treasurer and Chief Financial Officer and of the financial condition of the Corporation, and shall have such other powers and perform such other duties as may be from time to time assigned to him by the Board of Directors or prescribed by these Bylaws.

4.11 ASSISTANT SECRETARIES AND ASSISTANT TREASURERS. The Board of Directors, or any committee or officer appointed by the Board of Directors for such purpose, may appoint one or more Assistant Secretaries or Assistant Treasurers. The Assistant Secretaries and Assistant Treasurers (i) shall have the power to perform and shall perform all the duties of the Secretary and the Treasurer, respectively, in such respective officer's absence and (ii) shall perform such duties as shall be assigned to them by the Secretary or Treasurer, respectively, or by the Chairman, Chief Executive Officer, President or the Board of Directors, or any such designated committee or officer.

4.12 SUBORDINATE OFFICERS. The Corporation shall have such subordinate officers as the Board of Directors, or any committee or officer appointed by the Board of Directors for such purpose, may from time to time elect. Each such officer shall hold office for such period and perform such duties as the Board of Directors, Chairman, Chief Executive Officer, President or any designated committee or officer may prescribe.

4.13 COMPENSATION. The salaries and other compensation and remuneration, of any kind, if any, of the officers shall be fixed from time to time by the Board of Directors or a committee thereof. No officer shall be prevented from receiving such compensation, if any, by reason of the fact that he is also a Director of the Corporation. The Board of Directors may authorize any committee or officer, upon whom the power of appointing assistant and subordinate officers may have been conferred, to fix the compensation and remuneration of such assistant and subordinate officers.

ARTICLE V

SHARES OF STOCK

5.01 FORM OF CERTIFICATES. Certificates for shares of stock of the Corporation shall be in such form and design as the Board of Directors shall determine and shall be signed in the name of the Corporation by (i) the Chairman of the Board, the President or a Vice President and (ii) the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary. Each certificate shall contain the statements and information required by the MGCL. In the event that the Corporation issues shares of Stock without certificates, the Corporation shall provide to holders of such shares a written statement of the information required by the MGCL to be included on stock certificates.

5.02 TRANSFER OF SHARES. Shares of Stock may only be transferred in accordance with all restrictions on transfer set forth in the Charter. Before any transfer of Stock is entered upon the books of the Corporation, or any new certificate is issued therefore, the older certificate, properly endorsed, shall be surrendered and canceled, except when a certificate has been lost, stolen or destroyed.

5.03 STOCK LEDGER. The Corporation shall maintain at its principal executive office or at the office of its counsel, accountants or transfer agent or at such other place designated by the Board of Directors an original or duplicate stock ledger containing the names and addresses of all the Shareholders and the number of shares of each class of Stock held by each Shareholder. The stock ledger shall be maintained pursuant to a system that the Corporation shall adopt allowing for the issuance, recordation and transfer of its Stock by electronic or other means that can be readily converted into written form for visual inspection and not involving any issuance of certificates. Such system shall include provisions for notice to acquirers of Stock (whether upon issuance or transfer of Stock) in accordance with Sections 2-210 and 2-211 of the MGCL, and Section 8-204 of the Commercial Law Article of the State of Delaware. The Corporation shall be entitled to treat the holder of record of any Share or Shares as the holder in fact thereof and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such Share on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State of Delaware. Until a transfer is duly effected on the stock ledger, the Corporation shall not be affected by any notice of such transfer, either actual or constructive. Nothing herein shall impose upon the Corporation, the Board of Directors or officers or their agents and representatives a duty or limit their rights to inquire as to the actual ownership of Shares.

5.04 RECORDING TRANSFERS OF STOCK. If transferred in accordance with any restrictions on transfer contained in the Charter, these Bylaws or otherwise, Shares shall be recorded as transferred in the stock ledger upon provision to the Corporation or the transfer agent of the Corporation of an executed stock power duly guaranteed and any other documents reasonably requested by the Corporation, and the surrender of the certificate or certificates, if any, representing such Shares. Upon receipt of such documents, the Corporation shall issue the statements required by Sections 2-210 and 2-211 of the MGCL and Section 8-204 of the Commercial Law Article of the State of Delaware, issue as needed a new certificate or certificates (if the transferred Shares were certificated) to the persons entitled thereto, cancel any old certificates and record the transaction upon its books.

5.05 LOST CERTIFICATE. The Board of Directors may direct a new certificate to be issued in the place of any certificate theretofore issued by the Corporation alleged to have been stolen, lost or destroyed upon the making of an affidavit of that fact by the person claiming the certificate of Stock to be stolen, lost or destroyed. When authorizing such issue of a new certificate, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such stolen, lost or destroyed certificate or his legal representative to advertise the same in such manner as it shall require and/or to give bond, with sufficient surety, to indemnify the Corporation against any loss or claim which may arise by reason of the issuance of a new certificate.

5.06 EMPLOYEE STOCK PURCHASE PLANS. The Board of Directors shall have the authority, in its discretion, to adopt one or more employee stock purchase plans or agreements, containing such terms and conditions as the Board may prescribe, for the issue and sale of unissued shares of the Corporation, or of its issues shares acquired or to be acquired, to the employees of the Corporation or to the employees of its subsidiary corporations or to a trustee on their behalf, and for the payment of such shares in installments or at one time, and for such consideration as may be fixed by the Board or any committee thereof, and may provide for aiding any such employees in paying for such shares by compensation for services rendered, promissory notes or otherwise. The Board of Directors, or any committee thereof, may carry out and administer any such plan or delegate part or all of the administration of any such plan to any other entity or person.

5.07 CLOSING OF TRANSFER BOOKS OR FIXING OF RECORD DATE. (a) The Board of Directors may fix, in advance, a date as the record date for the purpose of determining Shareholders entitled to receive notice of, or to vote at, any meeting of Shareholders, or Shareholders entitled to receive payment of any dividend or the allotment of any rights, or in order to make a determination of Shareholders for any other proper purpose. Such date, in any case, shall not be prior to the close of business on the day the record date is fixed and shall be not more than ninety (90) days, and in case of a meeting of Shareholders not less than ten (10) days, prior to the date on which the meeting or particular action requiring such determination of Shareholders is to be held or taken.

(b) In lieu of fixing a record date, the stock transfer books may be closed by the Board of Directors in accordance with Section 2-511 of the MGCL for the purpose of determining Shareholders entitled to receive notice of or to vote at a meeting of Shareholders.

(c) Except as otherwise provided in these Bylaws, if no record date is fixed and the stock transfer books are not closed for the determination of Shareholders, (i) the record date for the determination of Shareholders entitled to receive notice of, or to vote at, a meeting of Shareholders shall be at the close of business on the day on which the notice of meeting is mailed or the thirtieth (30th) day before the meeting, whichever is the closer date to the meeting; and (ii) the record date for the determination of Shareholders entitled to receive payment of a dividend or an allotment of any rights shall be at the close of business on the day on which the resolution of the Board of Directors declaring the dividend or allotment of rights is adopted.

(d) When a determination of Shareholders entitled to vote at any meeting of Shareholders has been made as provided in this section, such determination shall apply to any adjournment thereof, except where (i) the determination has been made through the closing of the stock transfer books and the stated period of closing has expired or (ii) the meeting is adjourned to a date more than 120 days after the record date fixed for the original meeting, in either of which case a new record date shall be determined as set forth herein.

## ARTICLE VI

## DIVIDENDS AND DISTRIBUTIONS

6.01 AUTHORIZATION. Dividends and other distributions upon the Stock may be authorized by the Board of Directors as set forth in the applicable provisions of the Charter and any applicable law, at any meeting, limited only to the extent of Section 2-311 of the MGCL. Dividends and other distributions upon the Stock may be paid in cash, property or Stock of the Corporation, subject to the provisions of law and of the Charter.

6.02 CONTINGENCIES. Before payment of any dividends or other distributions upon the Stock, there may be set aside (but there is no duty to set aside) out of any funds of the Corporation available for dividends or other distributions such sum or sums as the Board of Directors may from time to time, in its absolute discretion, think proper as a reserve fund to meet contingencies, for repairing or maintaining any property of the Corporation or for such other purpose as the Board of Directors shall determine to be in the best interests of the Corporation, and the Board of Directors may modify or abolish any such reserve in the manner in which it was created.

## ARTICLE VII

## INDEMNIFICATION

7.01 INDEMNIFICATION TO THE EXTENT PERMITTED BY LAW. The Corporation shall indemnify, to the full extent authorized or permitted by Delaware statutory or decisional law or any other applicable law, any person made, or threatened to be made, a party to any action or proceeding (whether civil or criminal or otherwise) by reason of the fact he, his testator or intestate is or was a Director or officer of the Corporation or any predecessor of the Corporation, or is or was serving at the request of the Corporation or any predecessor of the Corporation as a director or officer of, or in any other capacity with respect to, any other corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise (an "Indemnified Person"), including the advancement of expenses under procedures provided under such law; provided, however, that no indemnification shall be provided for expenses relating to any willful or grossly negligent failure to make disclosures required by the next to last sentence of Sections 2.02 or 4.03 hereof as applied to Directors and officers respectively. The Corporation shall indemnify any Indemnified Person's spouse (whether by statute or at common law and without regard to the location of the governing jurisdiction) and children to the same extent and subject to the same limitations applicable to any Indemnified Person hereunder for claims arising out of the status of such person as a spouse or child of such Indemnified Person, including claims seeking damages from marital property (including community property) or property held by such Indemnified Person and such spouse or property transferred to such spouse or child, but such indemnity shall not otherwise extend to protect the spouse or child against liabilities caused by the spouse's or child's own acts. The provisions of this Section 7.01 shall constitute a contract with each Indemnified Person who serves at any time while these provisions are in effect and may be modified adversely only with the consent of affected Indemnified Persons and each such Indemnified Person shall be deemed to be serving as such in reliance on these provisions.

7.02 INDEMNIFICATION OF EMPLOYEES AND AGENTS OF THE CORPORATION. The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation to the fullest extent of the provisions of this Article VII with respect to the indemnification of and advancement of expenses to Directors and officers of the Corporation.

7.03 INSURANCE. The Corporation shall have the power to purchase and maintain insurance to protect itself and any Indemnified Person, employee or agent of the Corporation against any liability, whether or not the Corporation would have the power to indemnify him or her against such liability.

7.04 NON-EXCLUSIVE RIGHTS TO INDEMNITY; HEIRS AND PERSONAL REPRESENTATIVES. The rights to indemnification set forth in this Article VII are in addition to all rights which any Indemnified Person may be entitled as a matter of law or by contract, and shall inure to the benefit of the heirs and personal representatives of each Indemnified Person.

7.05 NO LIMITATION. In addition to any indemnification permitted by these Bylaws, the Board of Directors shall, in its sole discretion, have the power to grant such indemnification to such persons as it deems in the interest of the Corporation to the full extent permitted by law. This Article shall not limit the Corporation's power to indemnify against liabilities other than those arising from a person's serving the Corporation as a Director or officer.

7.06 AMENDMENT, REPEAL OR MODIFICATION. Any amendment, repeal or modification of any provision of this Article VII by the Shareholders or the Directors of the Corporation is effective on a prospective basis only and neither repeal nor modification of such provisions shall adversely affect any right or protection of a Director or officer of the Corporation under this Article VII existing at the time of such amendment, repeal or modification.

7.07 RIGHT OF CLAIMANT TO BRING SUIT. If a claim under Section 7.01 of this Article VII is not paid in full by the Corporation within ninety (90) days after a written claim has been received by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any, has been tendered to the Corporation) that the claimant has not met the standards of conduct which make it permissible under the MGCL for the Corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its Shareholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the MGCL, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its Shareholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct.

## ARTICLE VIII

## NOTICES

8.01 NOTICES. Unless otherwise provided in these Bylaws, whenever notice is required to be given pursuant to these Bylaws, it shall be construed to mean either written notice personally delivered against written receipt, or notice in writing transmitted by mail, by depositing the same in a post office or letter box, in a post-paid sealed wrapper, addressed, if to the Corporation, to 2900 Eisenhower Avenue, Suite 300, Alexandria, Virginia 22314 (or any subsequent address selected by the Board of Directors), attention Chief Executive Officer, or if to a Shareholder, Director or officer, at the address of such person as it appears on the records of the Corporation. In addition, whenever notice is required to be given to a Shareholder, such requirement shall be satisfied when written notice is left at such Shareholder's residence or usual place of business or is delivered to such Shareholder by any other means permitted by Delaware law. Unless otherwise specified, notice sent by mail shall be deemed to be given at the time mailed.

8.02 SECRETARY TO GIVE NOTICE. All notices required by law or these Bylaws to be given by the Corporation shall be given by the Secretary or any other officer of the Corporation designated by the Chairman or the Chief Executive Officer. If the Secretary and Assistant Secretary are absent or refuse or neglect to act, the notice may be given by, or by any person directed to do so by, the Chairman or the Chief Executive Officer or, with respect to any meeting called pursuant to these Bylaws upon the request of any Shareholders or Directors, by any person directed to do so by the Shareholders or Directors upon whose request the meeting is called.

8.03 WAIVER OF NOTICE. Whenever any notice is required to be given pursuant to the Charter or these Bylaws or pursuant to applicable law, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein for which notice is given, shall be deemed equivalent to the giving of such notice. A written waiver of notice of a Shareholders meeting shall be filed with the records of such meeting. Neither the business to be transacted at nor the purpose of any meeting need be set forth in the waiver of notice, unless specifically required by statute. The attendance of any person at any meeting shall constitute a waiver of notice of such meeting, except where such person attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

## ARTICLE IX

## MISCELLANEOUS

9.01 EXEMPTION FROM DELAWARE CONTROL SHARE ACQUISITION ACT. The provisions of the Delaware Control Share Acquisition Act (Sections 3-701 to 3-710 of the MGCL, as amended from time to time) shall not apply to any Share of Stock of the Corporation now or hereafter held by any current or future Shareholders. All shares of Stock currently outstanding or issued in the future are exempted from the Delaware Control Share Acquisition Act to the fullest extent permitted by Delaware law.

9.02 OFFICES OF THE CORPORATION. The principal executive office for the transaction of the business of the Corporation is hereby fixed and located at 2900 Eisenhower Avenue, Suite 300, Alexandria, Virginia 22314. The Board of Directors is hereby granted full power and authority to change said principal office from one location to another. Branch and subordinated offices may at any time be established by the Board of Directors.

9.03 BOOKS AND RECORDS. The Corporation shall keep correct and complete books and records of its accounts and transactions and minutes of the proceedings of its Shareholders and Board of Directors meetings and of its executive or other committees when exercising any of the powers or authority of the Board of Directors. The books and records of the Corporation may be in written form or in any other form that can be converted within a reasonable time into written form for visual inspection. Minutes shall be recorded in written form but may be maintained in the form of a reproduction.

9.04 INSPECTION OF BYLAWS AND CORPORATE RECORDS. These Bylaws, the minutes of proceedings of the Shareholders, annual statements of affairs and any voting trust agreements on record shall be open to inspection upon written demand delivered to the Corporation by any Shareholder or holder of a voting trust certificate at any reasonable time during usual business hours, for a purpose reasonably related to such holder's interests as a Shareholder or as the holder of such voting trust certificate, in each case as set forth in the MGCL. Other documents, such as the Corporation's books of account, stock ledger and Shareholder lists, may be made available for inspection by any Shareholder or holder of a voting trust certificate to the extent required by the MGCL.

9.05 CONTRACTS. The Board of Directors may authorize any officer(s) or agent(s) to enter into any contract or to execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances.

9.06 CHECKS, DRAFTS, ETC. All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the Corporation shall be signed by such officers or agents of the Corporation and in such manner as shall from time to time be determined by resolution of the Board of Directors.

9.07 LOANS. (a) Such officers or agents of the Corporation as from time to time have been designated by the Board of Directors shall have authority (i) to effect loans, advances, or other forms of credit at any time or times for the Corporation, from such banks, trust companies, institutions, corporations, firms, or persons, in such amounts and subject to such terms and conditions, as the Board of Directors from time to time has designated; (ii) as security for the repayment of any loans, advances, or other forms of credit so authorized, to assign, transfer, endorse, and deliver, either originally or in addition or substitution, any or all personal property, real property, stocks, bonds, deposits, accounts, documents, bills, accounts receivable, and other commercial paper and evidences of debt or other securities, or any rights or interests at any time held by the Corporation; (iii) in connection with any loans, advances, or other forms of credit so authorized, to make, execute, and deliver one or more notes, mortgages, deeds of trust, financing statements, security agreements, acceptances, or written obligations of the Corporation, on such terms and with such provisions as to the security or sale or disposition of them as those officers or agents deem proper; and (iv) to sell to, or discount or rediscount with, the banks, trust companies, institutions, corporations, firms or persons making those loans, advances, or other forms of credit, any and all commercial paper, bills, accounts receivable, acceptances, and other instruments and evidences of debt at any time held by the Corporation, and, to that end, to endorse, transfer, and deliver the same.

(b) From time to time the Corporation shall certify to each bank, trust company, institution, corporation, firm or person so designated, the signatures of the officers or agents so authorized. Each bank, trust company, institution, corporation, firm or person so designated is authorized to rely upon such certification until it has received written notice that the Board of Directors has revoked the authority of those officers or agents.

9.08 FISCAL YEAR. The Board of Directors shall have the power, from time to time, to fix the fiscal year of the Corporation by a duly adopted resolution, and, in the absence of such resolution, the fiscal year shall be the year ending December 31.

9.09 ANNUAL REPORT. Each fiscal year, the Board of Directors of the Corporation shall cause to be sent to the Shareholders an Annual Report in such form as may be deemed appropriate by the Board of Directors. The Annual Report shall include audited financial statements and shall be accompanied by the report thereon of an independent certified public accountant.

9.10 INTERIM REPORTS. The Corporation may send interim reports to the Shareholders having such form and content as the Board of Directors deems proper.

9.11 BYLAWS SEVERABLE. The provisions of these Bylaws are severable, and if any provision shall be held invalid or unenforceable, that invalidity or unenforceability shall attach only to that provision and shall not in any manner affect or render invalid or unenforceable any other provision of these Bylaws, and these Bylaws shall be carried out as if the invalid or unenforceable provision were not contained herein.

## ARTICLE X

## AMENDMENT OF BYLAWS

10.01 BY DIRECTORS. The Board of Directors shall have the power, at any annual or regular meeting, or at any special meeting if notice thereof is included in the notice of such special meeting, to alter or repeal any Bylaws of the Corporation and to make new Bylaws, except that the Board of Directors shall not alter or repeal (i) Section 2.03 to change the minimum or maximum number of Directors without the vote of the Shareholders required therein, (ii) Section 7.01 without a vote of the Shareholders and the consent of any Indemnified Persons whose rights to indemnification, based on conduct prior to such amendment, would be adversely affected by such proposed alteration or repeal; (iii) this Section 10.01; or (iv) Section 10.02.

10.02 BY SHAREHOLDERS. With the approval of the Board of Directors, the Shareholders shall have the power, by affirmative vote of a majority of the outstanding shares of common stock of the Corporation, at any annual meeting (subject to the requirements of Section 1.03), or at any special meeting if notice thereof is included in the notice of such special meeting, to alter or repeal any Bylaws of the Corporation and to make new Bylaws, except that the Shareholders shall not alter or repeal Section 7.01 without the consent of any Indemnified Persons adversely affected by such proposed alteration or repeal, and except that a vote of two-thirds of the outstanding shares of common stock of the Corporation is required to amend Sections 1.03, 2.04 and 2.13.

4:30 PM

06/20/05

Accrual Basis

# The Westward Funds, INC

## Balance Sheet

### As of May 31, 2005

| | May 31, 05 |
|---|---|
| **ASSETS** | |
| Current Assets | |
| Other Current Assets | |
| Undeposited Funds | 1,000.00 |
| Total Other Current Assets | 1,000.00 |
| Total Current Assets | 1,000.00 |
| **TOTAL ASSETS** | **1,000.00** |
| **LIABILITIES & EQUITY** | |
| Liabilities | |
| Current Liabilities | |
| Accounts Payable | |
| Accounts Payable | 4,548.78 |
| Total Accounts Payable | 4,548.78 |
| Total Current Liabilities | 4,548.78 |
| Total Liabilities | 4,548.78 |
| Equity | |
| Capital Stock | |
| Westveer | 880.00 |
| Total Capital Stock | 880.00 |
| Net Income | -4,428.78 |
| Total Equity | -3,548.78 |
| **TOTAL LIABILITIES & EQUITY** | **1,000.00** |

4:30 PM

06/20/05

Accrual Basis

# The Westward Funds, INC
## Profit & Loss
### January through May 2005

| | Jan - May 05 |
|---|---|
| Ordinary Income/Expense | |
| Expense | |
| Advertising/Marketing | |
| Shareholder Communications | 4,026.78 |
| Total Advertising/Marketing | 4,026.78 |
| Professional Fees | |
| Legal | 402.00 |
| Total Professional Fees | 402.00 |
| Total Expense | 4,428.78 |
| Net Ordinary Income | -4,428.78 |
| Net Income | -4,428.78 |

# The Westward Funds, INC
## Property Evaluation Worksheet

| | Six Months Ending December 31, 2005 | Six Months Ending June 30, 2006 | Six Months Ending December 31, 2006 | Six Months Ending June 30, 2007 | Six Months Ending December 31, 2007 | Six Months Ending June 30, 2008 | Six Months Ending December 31, 2008 | Six Months Ending June 30, 2009 | Six Months Ending December 31, 2009 | TOTAL |
|---|---|---|---|---|---|---|---|---|---|---|
| Shareholder Activity | | | | | | | | | | |
| Beginning Shares Outstanding | - | 35,000 | 50,000 | 80,120 | 110,391 | 155,806 | 204,450 | 260,752 | 346,048 | |
| Shares Purchased [1] | | | | | | | | | | |
| Board of Directors | 10,000 | 5,000 | 5,000 | 5,000 | 5,000 | 5,000 | 5,000 | 5,000 | 5,000 | 50,000 |
| Dividend Reinvestment Plan | - | - | 120 | 271 | 415 | 644 | 802 | 1,296 | 1,541 | 5,089 |
| General Public | 25,000 | 10,000 | 25,000 | 25,000 | 40,000 | 40,000 | 50,000 | 75,000 | 75,000 | 365,000 |
| Westward Management | - | - | - | - | - | 3,000 | 3,000 | 5,000 | 5,000 | 16,000 |
| Shares Sold [2] | | | | | | | | | | |
| General Public | - | - | - | - | - | - | 2,500 | 1,000 | 2,500 | 6,000 |
| Westward Management | - | - | - | - | - | - | - | - | - | - |
| Ending Shares Outstanding | **35,000** | **50,000** | **80,120** | **110,391** | **155,806** | **204,450** | **260,752** | **346,048** | **430,089** | |
| Shareholder Equity [3] | $ 660,000 | $ 935,000 | $ 1,542,640 | $ 2,153,593 | $ 3,097,732 | $ 4,112,894 | $ 5,289,040 | $ 7,107,562 | $ 8,893,958 | |
| Property Valuation | | | | | | | | | | |
| Property Purchased | | | | | | | | | | |
| From Shareholder Equity [4] | $ 1,650,000 | $ 687,500 | $ 1,519,100 | $ 1,527,382 | $ 2,360,348 | $ 2,876,292 | $ 3,509,496 | $ 5,223,312 | $ 5,238,541 | $ 24,591,972 |
| From Property Reinvestment [5] | | | | | | | | | | |
| (A) | - | - | $ 30,938 | $ 28,359 | $ 51,493 | $ 66,346 | $ 98,430 | $ 132,014 | $ 174,158 | $ 243,209 |
| (B) | - | - | $ 27,500 | $ 25,208 | $ 45,771 | $ 58,974 | $ 87,493 | $ 117,346 | $ 154,807 | $ 517,101 |
| (C) | - | - | - | - | $ 41,250 | $ 37,813 | $ 68,657 | $ 88,462 | $ 131,240 | $ 367,422 |
| (D) | - | - | - | - | $ 2,750 | $ 2,521 | $ 4,577 | $ 5,897 | $ 8,749 | 24,495 |
| Total Property Purchased | $ 1,650,000 | $ 687,500 | $ 1,577,538 | $ 1,580,950 | $ 2,501,613 | $ 3,041,946 | $ 3,768,654 | $ 5,567,031 | $ 5,707,496 | $ 26,082,727 |
| Ending Property Valuation | $ 1,650,000 | $ 2,337,500 | $ 3,915,038 | $ 5,495,988 | $ 7,997,600 | $ 11,039,546 | $ 14,808,200 | $ 20,375,231 | $ 26,082,727 | |
| Property Debt Service [6] | $ 15,159 | $ 36,635 | $ 57,445 | $ 86,464 | $ 123,972 | $ 174,904 | $ 237,476 | $ 323,248 | $ 426,832 | $ 1,482,136 |
| *Gain from Sale of Real Property* [7] | | | | | | | | | | |
| (A) | - | - | $ 37,125 | $ 34,031 | $ 61,791 | $ 79,616 | $ 118,116 | $ 158,417 | $ 208,990 | $ 698,086 |
| (B) | - | - | $ 33,000 | $ 30,250 | $ 54,926 | $ 70,769 | $ 104,992 | $ 140,815 | $ 185,769 | $ 620,521 |
| (C) | - | - | - | - | $ 49,500 | $ 45,375 | $ 82,389 | $ 106,154 | $ 157,488 | $ 440,906 |
| (D) | - | - | - | - | $ 3,300 | $ 3,025 | $ 5,493 | $ 7,077 | $ 10,499 | 29,394 |
| *Total Gain from Sale of Real Property* | - | - | 70,125 | $ 64,281 | $ 169,517 | $ 198,765 | $ 310,989 | $ 412,463 | $ 562,746 | $ 1,788,906 |

The accompanying condensed notes are an integral part of these consolidated financial statements.

# The Westward Funds, INC
## Forecast Statement of Income

| | Six Months Ending December 31, 2005 | Six Months Ending June 30, 2006 | Six Months Ending December 31, 2006 | Six Months Ending June 30, 2007 | Six Months Ending December 31, 2007 | Six Months Ending June 30, 2008 | Six Months Ending December 31, 2008 | Six Months Ending June 30, 2009 | Six Months Ending December 31, 2009 |
|---|---|---|---|---|---|---|---|---|---|
| **Property Operating Income** | | | | | | | | | |
| Property Rental [1] | $ 33,000 | $ 79,750 | $ 125,051 | $ 188,221 | $ 269,872 | $ 380,743 | $ 516,955 | $ 703,669 | $ 929,159 |
| Gain on Sale of Real Property [2] | $ - | $ - | $ 70,125 | $ 64,281 | $ 169,517 | $ 198,785 | $ 310,989 | $ 412,463 | $ 562,746 |
| Interest Income [3] | $ - | $ 555 | $ 1,194 | $ 1,674 | $ 2,331 | $ 3,111 | $ 3,657 | $ 3,151 | $ 2,567 |
| | $ 33,000 | $ 80,305 | $ 196,370 | $ 254,176 | $ 441,720 | $ 582,639 | $ 831,602 | $ 1,119,282 | $ 1,494,472 |
| **Property Operating Expense** | | | | | | | | | |
| Prop. Mgmt. and Leasing Fees [4] | $ 16,418 | $ 16,576 | $ 29,488 | $ 38,829 | $ 57,317 | $ 77,453 | $ 102,631 | $ 142,760 | $ 177,003 |
| Other Property Related Expense [5] | $ 12,013 | $ 21,153 | $ 34,273 | $ 59,645 | $ 81,619 | $ 124,622 | $ 159,073 | $ 258,205 | $ 312,749 |
| Interest Expense [6] | $ 15,159 | $ 36,635 | $ 57,445 | $ 86,464 | $ 123,972 | $ 174,904 | $ 237,476 | $ 323,248 | $ 426,832 |
| | $ 43,589 | $ 74,364 | $ 121,206 | $ 184,938 | $ 262,909 | $ 376,979 | $ 499,181 | $ 724,213 | $ 916,585 |
| Property Operating Income (Loss) | $ (10,589) | $ 5,941 | $ 75,163 | $ 69,238 | $ 178,811 | $ 205,660 | $ 332,421 | $ 395,069 | $ 577,887 |
| **Other Expenses** | | | | | | | | | |
| Depreciation and Amortization [7] | $ 13,983 | $ 33,792 | $ 52,988 | $ 79,754 | $ 114,352 | $ 161,332 | $ 219,049 | $ 298,165 | $ 393,712 |
| General & Administrative [8] | $ 43,500 | $ 27,750 | $ 45,250 | $ 33,750 | $ 65,250 | $ 52,750 | $ 82,750 | $ 65,250 | $ 92,750 |
| | $ 57,483 | $ 61,542 | $ 98,238 | $ 113,504 | $ 179,602 | $ 214,082 | $ 301,799 | $ 363,415 | $ 486,462 |
| Income Before Tax | $ (68,072) | $ (55,602) | $ (23,074) | $ (44,267) | $ (791) | $ (8,422) | $ 30,622 | $ 31,655 | $ 91,426 |
| Tax Liability [9] | $ - | $ - | $ - | $ - | $ - | $ - | $ - | $ - | $ - |
| Net Income (Loss) | $ (68,072) | $ (55,602) | $ (23,074) | $ (44,267) | $ (791) | $ (8,422) | $ 30,622 | $ 31,655 | $ 91,426 |
| Forecast Distributable Income [10] | $ - | $ 30,000 | $ 67,647 | $ 103,856 | $ 160,930 | $ 200,519 | $ 324,111 | $ 385,193 | $ 563,440 |
| Forecast Distributable Income - per Share [11] | $ - | $ 0.71 | $ 1.04 | $ 1.09 | $ 1.21 | $ 1.11 | $ 1.39 | $ 1.27 | $ 1.45 |
| Annualized Return [12] | 0.0% | 5.6% | 8.3% | 8.7% | 9.7% | 8.9% | 11.1% | 10.2% | 11.6% |

The accompanying condensed notes are an integral part of these consolidated financial statements.

# The Westward Funds, INC
## Forecast Statement of Cash Flows

| | Six Months Ending December 31, 2005 | Six Months Ending June 30, 2006 | Six Months Ending December 31, 2006 | Six Months Ending June 30, 2007 | Six Months Ending December 31, 2007 | Six Months Ending June 30, 2008 | Six Months Ending December 31, 2008 | Six Months Ending June 30, 2009 | Six Months Ending December 31, 2009 |
|---|---|---|---|---|---|---|---|---|---|
| Cash and Cash Equivalents, beginning of period | $ - | $ 110,911 | $ 127,851 | $ 206,965 | $ 259,194 | $ 363,101 | $ 368,375 | $ 261,737 | $ 251,661 |
| Cash Flow from Investing Activity [1] | | | | | | | | | |
| Investments in Real Property | $ (495,000) | $ (206,250) | $ (473,261) | $ (474,285) | $ (750,484) | $ (912,584) | $ (1,130,596) | $ (1,670,109) | $ (1,712,249) |
| Issuance of Common Stock | $ 660,000 | $ 275,000 | $ 607,640 | $ 610,953 | $ 944,139 | $ 1,015,162 | $ 1,238,646 | $ 1,843,522 | $ 1,848,897 |
| Re-Purchase of Common Stock | $ - | $ - | $ - | $ - | $ - | $ - | $ (62,500) | $ (25,000) | $ (62,500) |
| Shareholder Dividends | $ - | $ (30,000) | $ (67,647) | $ (103,856) | $ (160,930) | $ (200,519) | $ (324,111) | $ (385,193) | $ (563,440) |
| Net Cash from Investing Activity | $ 165,000 | $ 38,750 | $ 66,732 | $ 32,812 | $ 32,726 | $ (97,941) | $ (278,561) | $ (236,780) | $ (489,292) |
| Cash Flow from Operating Activity [2] | | | | | | | | | |
| From Sale of Real Property | $ - | $ - | $ 52,594 | $ 48,211 | $ 127,138 | $ 149,089 | $ 233,242 | $ 309,347 | $ 422,059 |
| Property Rental | $ 33,000 | $ 79,750 | $ 125,051 | $ 188,221 | $ 269,872 | $ 380,743 | $ 516,955 | $ 703,669 | $ 929,159 |
| Interest | $ - | $ 555 | $ 1,194 | $ 1,674 | $ 2,331 | $ 3,111 | $ 3,657 | $ 3,151 | $ 2,567 |
| Net Cash from Operating Activity | $ 33,000 | $ 80,305 | $ 178,838 | $ 238,106 | $ 399,340 | $ 532,943 | $ 753,854 | $ 1,016,166 | $ 1,353,785 |
| Disbursements | | | | | | | | | |
| General & Administrative [3] | $ 43,500 | $ 27,750 | $ 45,250 | $ 33,750 | $ 65,250 | $ 52,750 | $ 82,750 | $ 65,250 | $ 92,750 |
| Interest [4] | $ 15,159 | $ 36,835 | $ 57,445 | $ 86,464 | $ 123,972 | $ 174,904 | $ 237,476 | $ 323,248 | $ 426,832 |
| Other Property Related Expense [5] | $ 12,013 | $ 21,153 | $ 34,273 | $ 59,645 | $ 81,619 | $ 124,622 | $ 159,073 | $ 258,205 | $ 312,749 |
| Prop. Mgmt. and Leasing Fees [6] | $ 16,418 | $ 16,576 | $ 29,488 | $ 38,829 | $ 57,317 | $ 77,453 | $ 102,631 | $ 142,760 | $ 177,003 |
| Tax Liability [7] | $ - | $ - | $ - | $ - | $ - | $ - | $ - | $ - | $ - |
| Total Disbursements | $ 87,089 | $ 102,114 | $ 166,456 | $ 218,688 | $ 328,159 | $ 429,729 | $ 581,931 | $ 789,463 | $ 1,009,335 |
| Cash and Cash Equivalents, end of period | $ 110,911 | $ 127,851 | $ 206,965 | $ 259,194 | $ 363,101 | $ 368,375 | $ 261,737 | $ 251,661 | $ 106,820 |

The accompanying condensed notes are an integral part of these consolidated financial statements.

# Westward Management, INC
## Forecast Statement of Income

| | Six Months Ending December 31, 2005 | Six Months Ending June 30, 2006 | Six Months Ending December 31, 2006 | Six Months Ending June 30, 2007 | Six Months Ending December 31, 2007 | Six Months Ending June 30, 2008 | Six Months Ending December 31, 2008 | Six Months Ending June 30, 2009 | Six Months Ending December 31, 2009 |
|---|---|---|---|---|---|---|---|---|---|
| Operating Income | | | | | | | | | |
| Acquisition & Advisory Fee | $ 48,750 | $ 20,313 | $ 44,883 | $ 45,127 | $ 69,738 | $ 74,984 | $ 91,491 | $ 136,169 | $ 136,566 |
| Asset Management Fee | $ 2,063 | $ 4,984 | $ 7,816 | $ 11,764 | $ 16,867 | $ 23,796 | $ 32,310 | $ 43,979 | $ 58,072 |
| Dealer Manager Fee | $ 41,250 | $ 17,188 | $ 37,978 | $ 38,185 | $ 59,009 | $ 63,448 | $ 77,415 | $ 115,220 | $ 115,556 |
| Dividends from TWF | $ - | $ - | $ - | $ - | $ - | $ - | $ 4,180 | $ 7,618 | $ 15,971 |
| Property Commissions | | | | | | | | | |
| Sales | | | | | | | | | |
| TWF | $ 45,375 | $ 18,906 | $ 43,382 | $ 43,476 | $ 68,794 | $ 83,654 | $ 103,638 | $ 153,093 | $ 156,956 |
| Gen. Public | $ - | $ 20,000 | $ 40,000 | $ 75,000 | $ 75,000 | $ 100,000 | $ 100,000 | $ 150,000 | $ 150,000 |
| Loan | $ 11,550 | $ 4,813 | $ 11,043 | $ 11,067 | $ 17,511 | $ 21,294 | $ 28,381 | $ 38,969 | $ 39,952 |
| Tenant Management Fee | $ 2,805 | $ 6,779 | $ 10,629 | $ 15,999 | $ 22,939 | $ 32,363 | $ 43,941 | $ 59,812 | $ 78,979 |
| Interest | $ - | $ 390 | $ 545 | $ 797 | $ 1,536 | $ 2,292 | $ 2,167 | $ 1,699 | $ 1,175 |
| | $151,793 | $ 93,372 | $ 196,275 | $ 241,414 | $ 331,394 | $ 401,830 | $ 481,523 | $ 706,560 | $ 753,228 |
| Operating Expense | | | | | | | | | |
| Depreciation and Amortization | $ 2,500 | $ 2,500 | $ 2,500 | $ 2,500 | $ 2,500 | $ 2,500 | $ 2,500 | $ 2,500 | $ 2,500 |
| General and Administrative | $ 73,713 | $ 70,978 | $ 81,223 | $ 86,829 | $ 97,128 | $ 232,761 | $ 228,058 | $ 316,618 | $ 329,264 |
| | $ 76,213 | $ 73,478 | $ 83,723 | $ 89,329 | $ 99,628 | $ 235,261 | $ 230,558 | $ 319,118 | $ 331,764 |
| Operating Income (Loss) | $75,580 | $ 19,894 | $ 112,552 | $ 152,085 | $ 231,766 | $ 166,568 | $ 250,964 | $ 387,442 | $ 421,465 |
| Tax Liability | $ 27,587 | $ - | $ 48,343 | $ - | $ 140,106 | $ - | $ 152,399 | $ - | $ 295,251 |
| Net Income (Loss) | $47,993 | $19,894 | $64,209 | $152,085 | $91,660 | $166,568 | $98,565 | $387,442 | $126,214 |
| Forecast Distributable Income | $ - | $ 41,994 | $ 17,407 | $ 56,183 | $ 133,074 | $ 80,203 | $ 145,747 | $ 250,000 | $ 300,000 |
| Forecast Distributable Income - per Share | $ - | $ 0.42 | $ 0.17 | $ 0.56 | $ 1.33 | $ 0.80 | $ 1.46 | $ 2.50 | $ 3.00 |

# ADVISORY AGREEMENT

This Agreement is dated as of June 15, 2005, by and among The Westward Funds, Inc., a Delaware corporation (the "Company"), and Westward Management, Inc., a Delaware corporation (the "Manager"), with respect to the following:

The Company intends to invest in residential and commercial real property, and expects to qualify for the tax benefits accorded to a Real Estate Investment Trust by Sections 856 through 860 of the Internal Revenue Code of 1986, as amended, and comparable provisions of state tax laws; and

The Company desires to retain the Manager to manage the investments of the Company and to perform certain administrative services for the Company in the manner and on the terms set forth herein;

In consideration of the following mutual agreements, the parties agree as follows:

Section 1. Definitions:

(a) "affiliate" means, with respect to any person, another person that directly or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with such person.

(b) "Code" means the Internal Revenue Code of 1986, as amended.

(c) "governing instruments" means the articles or certificate of incorporation or other charter, as the case may be, and bylaws of the Company and its subsidiaries.

(d) "mortgage loans" means construction, mixed use, land acquisition and development loans primarily secured by mortgages or deeds of trust on real estate properties.

(e) "REIT" means Real Estate Investment Trust as defined under Section 856 of the Code.

(f) "REIT Provisions of the Code" means Sections 856 through 860 of the Code.

(g) "independent directors" shall mean those members of the Board of Directors of the Company, if any, who are not officers or employees of the Company nor officers, directors or affiliates of the Manager.

Section 2. General Duties of the Manager.

(a) Administrative Services Provided by the Manager. The Manager will be responsible for the day-to-day operations of the Company and shall perform such services and activities relating to the assets and operations of the Company as may be appropriate, including:

(1) representing the Company in connection with the purchase of properties and other mortgage loans;

(2) in accordance with the directions of the Company's Board of Directors, investing or reinvesting any money of the Company;

(3) furnishing reports and statistical and economic research to the Company regarding the Company's real estate investment activities and the performance of its portfolio of mortgage loans;

(4) administering the day-to-day operations of the Company and performing administrative functions necessary in the management of the Company, including the collection of revenues, the payment of the Company's expenses, debts and obligations and the maintenance of appropriate computer services to perform such administrative functions;

(5) counseling the Company in connection with policy decisions to be made by the Board of Directors;

(6) assisting the Company in obtaining and using leverage to finance construction and other mortgage loan acquisitions;

(7) overseeing the servicing of the Company's construction and other mortgage loans;

(8) establishing underwriting, appraisal and quality control procedures for the construction and other mortgage loans acquired by the Company;

(9) conducting a legal document review of each mortgage loan acquired to verify the accuracy and completeness of the information contained in the security instruments and other pertinent documents in the mortgage loan file;

(10) providing the Company with data processing, legal and administrative services to the extent required to implement the business strategy of the Company;

(11) providing all actions necessary for compliance by the Company with all federal, state and local regulatory requirements applicable to the Company in respect of its business activities, including maintaining books and records and preparing or causing to be prepared all financial statements required under applicable regulations and contractual undertakings;

(12) providing all actions necessary to enable the Company to make required federal, state and local tax filings and reports and generally enable the Company to maintain its status as a REIT, including, but not limited to, soliciting

stockholders for required information to the extent required by the REIT provisions of the Code;

(13) communicating on behalf of the Company with the stockholders of the Company as required to satisfy any reporting requirements and to maintain effective relations with such stockholders; and

(14) performing such other services as may be required from time to time for management and other activities relating to the assets of the Company as the Board of Directors shall reasonably request or the Manager shall deem appropriate under the particular circumstances.

(b) Administrative Services Provided by Subcontractors. The Manager may enter into subcontracts with other parties to provide any such services to the Company, so long as it exercises reasonable care in the selection of such subcontractors.

(c) Cooperation of the Company. The Company agrees to take all actions reasonably required to permit the Manager to carry out its duties and obligations. The Company further agrees to make available all materials reasonably required to enable the Manager to satisfy its obligations to deliver financial statements and any other information or reports with respect to the Company.

Section 3. Additional Activities of Manager. Nothing in this agreement shall prevent the Manager or any of its officers, directors, employees or affiliates from engaging in other businesses or from rendering services of any kind to any other person or entity, including the purchase of, or advisory service to others investing in, any type of real estate investment, including investments which meet the principal investment objectives of the Company, except that the Manager and its officers, directors and employees shall not provide any such services to any mortgage REIT other than the Company or another REIT sponsored by the Manager or its affiliates which has operating policies and strategies different in one or more material respects from those of the Company. Directors, officers, employees and agents of the Manager or affiliates of the Manager may serve as trustees, directors, officers, employees, agents, nominees or signatories for the Company or any subsidiary of the Company, to the extent permitted by their governing instruments, as from time to time amended, or by any resolutions duly adopted by the Board of Directors pursuant to the Company's governing instruments.

Section 4. Bank Accounts. At the direction of the Board of Directors, the Manager may establish and maintain one or more bank accounts in the name of the Company or any subsidiary of the Company, and may collect and deposit into any such account or accounts, and disburse funds from any such account or accounts, under such terms and conditions as the Board of Directors may approve; and the Manager shall from time to time render appropriate accountings of such collections and payments to the Board of Directors and, upon request, to the auditors of the Company or any subsidiary of the Company.

Section 5. Records. The Manager shall maintain appropriate books of account and records relating to services performed, and such books of account and records shall be accessible for inspection by representatives of the Company or any subsidiary of the Company at any time during normal business hours.

Section 6. Compensation of the Manager. The following table summarizes and discloses all of the compensation and fees to be paid by TWF to Westward Management and its affiliates for services pertaining to The Advisory Agreement:

- Acquisition and Advisory Fees equal to 6.5% of gross offering proceeds, paid quarterly, for the review and evaluation of potential real property acquisitions;

- Dealer Manager Fee equal to 5.5% of gross offering proceeds, paid quarterly, for the acquisition and offering expenses associated with attracting potential shareholders;

- Asset Management Fee equal to 0.5% annually of total assets held under management, paid quarterly, for the management of all real property owned and managed by TWF;

- Tenant Management Fee equal to 8.5% of TWF gross rental income, paid quarterly, for the management of tenants residing in TWF owned or managed properties; provided, however, that the aggregate Property Management Fee not exceed the lesser of: (A) 8.5% of gross revenues; or (B) 1.0% of the net asset value of all properties owned by TWF;

- Up to 6% of the real estate net purchase or sale for brokerage representation. Westward Management intends to represent TWF in all real estate transactions, and will be responsible for the reimbursement of commissions earned from those transactions that involve third-party broker-dealers.

  In connection with the purchase of properties, Westward Management shall earn an amount equal to the commission given to the buyer's broker from the seller's broker representing the seller in the sale of said property.

  In connection with the sale of properties, Westward Management shall earn an amount not exceeding the lesser of: (A) 50% of the reasonable, customary and competitive real estate brokerage commission paid for the sale of a comparable property in light of size, type and location of the property; or (B) 3.0% of the contract price of the property sold.

  Only in a scenario whereby Westward Management represents both seller and buyer in a selling transaction shall Westward Management have the right to the full 6.0% commission; and

- 1% of all loans sourced for the purchase of real property by TWF, as defined in the financial projections as Property Loan Commissions.

Westward Management intends to represent TWF with the sourcing of loans required when purchasing real property, and will be responsible for the reimbursement of commissions earned from those transactions that involve third-party broker-dealers.

Section 7. Expenses of the Company.

(a) Expenses Borne by the Manager. Without regard to the compensation received by the Manager, the Manager shall bear the following expenses:

(1) Employment expenses of the personnel employed by the Manager, including, but not limited to, salaries, wages, payroll taxes, and the cost of employee benefit plans;

(2) Rent, telephone, utilities, office furniture, equipment an machinery (including computers, to the extent utilized) and other office expenses (such as asset/liability software, modeling software and other software and hardware) of the Manager needed in order to perform its duties as set forth herein;

(3) Bookkeeping fees and expenses including any costs of computer services, other than in connection with communications to security holders of the Company;

(4) Miscellaneous administrative expenses incurred in supervising and monitoring the Company's investments or any subsidiary's investments or relating to performance by the Manager of its functions;

(5) Fees and expenses paid to advisors and independent contractors, consultants, managers, and other agents engaged by the Manager for the account of the Company or any subsidiary of the Company;

(b) Expenses Borne by the Company. The Company or any subsidiary of the Company shall pay all of its expenses except those which are the specific responsibility of the Manager pursuant to this agreement; and, without limiting the generality of the foregoing, it is specifically agreed that the following expenses of the Company or any subsidiary of the Company shall not be paid by the Manager:

(1) The cost of borrowed money;

(2) All taxes applicable to the Company or any subsidiary of the Company including interest and penalties;

(3) Legal, accounting and auditing fees and expenses relating to the Company's or any subsidiary's operations;

(4) Expenses relating to any office or office facilities maintained by the Company or any subsidiary of the Company exclusive of the office of the Manager;

(5) Expenses connected with the ownership and disposition of the Company's or any subsidiary's assets, including, but not limited to, costs of completion, foreclosure, maintenance, repair and improvement of property and premiums for insurance on property owned by the Company or any subsidiary of the Company;

(6) Legal, audit, accounting, underwriting, brokerage, listing, rating agency, registration and other fees, printing, engraving and other expenses and taxes incurred in connection with the issuance, distribution, transfer, registration and stock exchange listing of the Company's or any subsidiary's equity securities or debt securities;

(7) The expenses of organizing, modifying or dissolving the Company or any subsidiary of the Company;

(8) All insurance costs incurred in connection with the Company or any subsidiary of the Company;

(9) Expenses connected with payments of dividends or interest or distributions in any other form made or caused to be made by the Board of Directors to holders of the securities of the Company or any subsidiary of the Company;

(10) Expenses connected with the structuring and issuance of mortgage securities by the Company or any subsidiary of the Company, including but not limited to trustee's fees, insurance premiums, and costs of required credit enhancements;

(11) Travel and related expenses of the directors of the Company when attending meetings or performing other business activities which relate to the Company;

(12) All expenses of third parties connected with communications to holders of equity securities or debt securities of the Company or any subsidiary of the Company and the other bookkeeping and clerical work necessary in maintaining relations with holders of such securities and in complying with the continuous reporting and other requirements of governmental bodies or agencies, including any costs of computer services in connection with this function, the cost of printing and mailing certificates for such securities and proxy solicitation materials and reports to holders of the Company's or any subsidiary's securities and reports to third parties required under any indenture to which the Company or any subsidiary of the Company is a party;

(13) Transfer agents and registrar's fees and charges;

(14) Fees and expenses paid to trustees or directors of the Company or any subsidiary of the Company, the cost of director and officer liability insurance and premiums for fidelity and errors and omissions insurance;

(15) Any judgment rendered against the Company or any subsidiary of the Company, or against any trustee or director of the Company or any subsidiary of the Company in his capacity as such for which the Company or any subsidiary of the Company is required to indemnify such trustee or director, or any court or governmental agency; and

(16) Other miscellaneous expenses of the Company or any subsidiary of the Company which are not specified expenses of the Manager under this agreement.

Section 8. Limits of Manager Responsibility; Indemnification. The Manager assumes no responsibility under this agreement other than to render the services called for in good faith and shall not be responsible for any action of the Board of Directors in following or declining to follow any advice or recommendations of the Manager. The Manager, its directors, officers, stockholders and employees will not be liable to the Company, any subsidiary of the Company, its subsidiary's stockholders or the independent directors for any acts or omissions by the Manager, its directors, officers, stockholders or employees under or in connection with this agreement, except by reason of acts or omissions constituting bad faith, willful misconduct, gross negligence or reckless disregard of their duties under this agreement. The Company and its subsidiaries shall reimburse, indemnify and hold harmless the Manager, its directors, officers, stockholders and employees of and from any and all expenses, losses, damages, liabilities, demands, charges and claims of any nature whatsoever, including, without limitation, attorneys' fees, in respect of or arising from any acts or omissions of the Manager, its stockholders, directors, officers and employees made in good faith in the performance of the Manager's duties under this agreement and not constituting bad faith, willful misconduct, gross negligence or reckless disregard of its duties.

Section 9. Term; Termination Fee.

(a) This agreement shall commence on the date as evidenced above and shall continue in force until the third anniversary of such date, and thereafter it shall be renewed automatically for successive one-year periods unless a notice of non-renewal is timely delivered as described below.

(b) In addition to such further liability or obligation of either party to the other due upon termination of this agreement, if this agreement is terminated without cause (as "cause" is defined below), the Company shall pay the Manager a termination fee in an amount equal to the greater of (1) the fair market value of this agreement determined by an independent appraisal or (2) four percent (4%) of the total face amount of the notes evidencing the mortgage loan portfolio of the Company, each determined as of the date of notice of non-renewal. Such appraisal shall be conducted by a nationally-recognized appraisal firm mutually agreed upon by the parties and the costs of such appraisal shall be borne equally by the parties. If the parties are unable to agree upon such appraisal firm within 30 days following delivery of the notice of non-renewal, then each party shall, as soon as reasonably practicable, but in no event more than 45 days following delivery of the notice of non-renewal, choose a nationally-recognized independent appraisal firm to conduct an appraisal. In such event, (1) the fair market value amount shall be deemed to be the average of the appraisals as conducted by each party's chosen appraiser and (2) each party shall pay the costs of its appraiser so chosen. Any appraisal shall be performed no later than 45 days following selection of the appraiser or appraisers. The termination fee payable by the Company shall be paid within 30 days following receipt of the final appraisal to be obtained.

Section 10. Termination by Company for Cause. At the option of the Company, this agreement shall be and become terminated upon written notice of termination to the Manager if any of the following events shall occur. Termination for any of these events shall constitute termination for "cause":

(a) if a majority of the independent directors, if any, determines that the Manager has violated this agreement in any material respect and, after notice of such violation, the Manager has failed to cure such violation within 60 days; or

(b) there is entered an order for relief or similar decree or order with respect to the Manager by a court having competent jurisdiction in an involuntary case under the federal bankruptcy laws as now or hereafter constituted or under any applicable federal or state bankruptcy, insolvency or other similar laws; or the Manager:

(1) ceases, or admits in writing its inability, to pay its debts as they become due and payable, or makes a general assignment for the benefit of, or enters into any composition or arrangement with, creditors;

(2) applies for, or consents, by admission of material allegations of a petition or otherwise, to the appointment of a receiver, trustee, assignee, custodian, liquidator or sequestrator, or other similar official, of the Manager or of any substantial part of its properties or assets, or authorizes such an application or consent, or proceedings seeking such appointment are commenced without such authorization, consent or application against the Manager and continue undismissed for 60 days;

(3) authorizes or files a voluntary petition in bankruptcy, or applies for or consents, by admission of material allegations of a petition or otherwise, to the application of any bankruptcy, reorganization, arrangement, readjustment of debt, insolvency, dissolution, liquidation or other similar law of any jurisdiction, or authorizes such application or consent, or proceedings to such end are instituted against the Manager without such authorization, application or consent and are approved as properly instituted and remain undismissed for 60 days or result in adjudication of bankruptcy or insolvency; or

(4) permits or suffers all or any substantial part of its properties or assets to be sequestered or attached by court order and the order remains undismissed for 60 days. If any of the events specified above shall occur, the Manager shall

give prompt written notice thereof to the Board of Directors upon the happening of such event.

Section 11. Action upon Termination. From and after the effective date of termination of this agreement, except as otherwise specified, the Manager shall not be entitled to compensation for further services, but shall be paid all compensation accruing to the date of termination. Upon such termination, the Manager shall:

(a) after deducting any accrued compensation and reimbursement for its expenses to which it is then entitled, pay over to the Company or any subsidiary of the Company all money collected and held for the account of the Company or any subsidiary of the Company pursuant to this agreement;

(b) deliver to the Board of Directors a full accounting, including a statement showing all payments collected by it and a statement of all money held by it, covering the period following the date of the last accounting furnished to the Board of Directors with respect to the Company or any subsidiary of the Company; and

(c) deliver to the Board of Directors all property and documents of the Company or any subsidiary of the Company then in the custody of the Manager.

Section 12. Release of Money or Other Property upon Written Request. The Manager agrees that any money or other property of the Company or any subsidiary of the Company held by the Manager under this agreement shall be held by the Manager as custodian for the Company or such subsidiary, and the Manager's records shall be appropriately marked clearly to reflect the ownership of such money or other property by the Company or such subsidiary. Upon the receipt by the Manager of a written request signed by a duly authorized officer of the Company requesting the Manager to release to the Company or any subsidiary of the Company any money or other property then held by the Manager for the account of the Company or any subsidiary of the Company under this Agreement, the Manager shall release such money or other property to the Company or such subsidiary of the Company within a reasonable period of time, but in no event later than the later to occur of (1) 30 days following such request and (2) the earliest time following such request that remittance will not cause the Manager to violate any law or breach any agreement to which it or the Company is a party. The Manager shall not be liable to the Company, any subsidiaries of the Company, the independent directors, or the Company's or its subsidiaries' stockholders for any acts performed or omissions to act by the Company or any subsidiary of the Company in connection with the money or other property released to the Company or any subsidiary of the Company and not constituting bad faith, willful misconduct, gross negligence or reckless disregard of its duties. The Company and any subsidiary of the Company shall indemnify the Manager, its directors, officers, stockholders and employees against any and all expenses, losses, damages, liabilities, demands, charges and claims of any nature whatsoever, which arise in connection with the Manager's release of such money or other property to the Company or any subsidiary of the Company unless such expenses, losses, damages, liabilities, demands, charges and claims arise in connection with acts or omissions which constitute bad faith, willful misconduct, gross negligence or reckless disregard of its duties. Indemnification pursuant to this provision shall be in addition to any right of the Manager to indemnification under this agreement.

Section 13. Representations and Warranties.

(a) The Company represents and warrants to the Manager as follows:

(1) The Company is duly organized, validly existing and in good standing under the laws of Delaware, has the power to own its assets and to transact the business in which it is now engaged and is duly qualified and in good standing under the laws of each jurisdiction where its ownership of lease of property or the conduct of its business requires such qualification, except for failures to be so qualified, authorized or licensed that could not in the aggregate have a material adverse effect on the business operations, assets or financial condition of the Company and its subsidiaries, taken as a whole. The Company does not do business under any fictitious business name.

(2) The Company has the power and authority to execute, deliver and perform this agreement and all obligations required and has taken all necessary action to authorize this agreement and the execution, delivery and performance of this agreement and all obligations required. Except as shall have been obtained, no consent of any other person including, without limitation, stockholders and creditors of the Company, and no license, permit, approval or authorization of, exemption by, notice or report to, or registration, filing or declaration with, any governmental authority is required by the Company in connection with this agreement or the execution, delivery, performance, validity or enforceability of this agreement and all obligations required. This agreement has been, and each instrument or document required will be, executed and delivered by a duly authorized officer of the Company, and this agreement constitutes, and each instrument or document required when executed and delivered hereunder will constitute, the legally valid and binding obligation of the Company enforceable against the Company in accordance with its terms.

(3) The execution, delivery and performance of this agreement and the documents or instruments required will not violate any provision of any existing law or regulation binding on the Company, or any order, judgment, award or decree of any court, arbitrator or governmental authority binding on the Company, or the governing instruments of, or any securities issued by, the Company or of any mortgage, indenture, lease, contract or other agreement, instrument or undertaking to which the Company is a party or by which the Company or any of its assets may be bound, the violation of which would have a material adverse effect on the business operations, assets or financial condition of the Company and its subsidiaries, taken as a whole, and will not result in, or require, the creation or imposition of any lien on any of its property, assets or revenues pursuant to the provisions of any such mortgage, indenture, lease, contract or other agreement, instrument or undertaking (other than the pledge of

amounts payable to the Manager to secure the Manager's obligations to its lenders).

(c) The Manager represents and warrants to the Company that:

(1) The Manager is duly organized, validly existing and in good standing under the laws of Delaware, has the corporate power to own its assets and to transact the business in which it is now engaged and is duly qualified to do business and is in good standing under the laws of each jurisdiction where its ownership or lease of property or the conduct of its business requires such qualification, except for failures to be so qualified, authorized or licensed that could not in the aggregate have a material adverse effect on the business operations, assets or financial condition of the Manager and its subsidiaries, taken as a whole. The Manager does not do business under any fictitious business name

(2) The Manager has the corporate power and authority to execute, deliver and perform this agreement and all obligations required and has taken all necessary corporate action to authorize this agreement and the execution, delivery and performance of this agreement and all obligations required. Except as shall have been obtained, no consent of any other person including, without limitation, stockholders and creditors of the Manager, and no license, permit, approval or authorization of, exemption by, notice or report to, or registration, filing or declaration with, any governmental authority is required by the Manager in connection with this agreement or the execution, delivery, performance, validity or enforceability of this Agreement and all obligations required. This agreement has been and each instrument or document required will be executed and delivered by a duly authorized officer of the Manager, and this agreement constitutes, and each instrument or document required when executed and delivered will constitute, the legally valid and binding obligation of the Manager enforceable against the Manager in accordance with its terms.

(3) The execution, delivery and performance of this agreement and the documents or instruments required, will not violate any provision of any existing law or regulation binding on the Manager, or any order, judgment, award or decree of any court, arbitrator or governmental authority binding on the Manager, or the governing instruments of, or any securities issued by, the Manager or of any mortgage, indenture, lease, contract or other agreement, instrument or undertaking to which the Manager is a party or by which the Manager or any of its assets may be bound, the violation of which would have a material adverse effect on the business operations, assets, or financial condition of the Manager and its subsidiaries, taken as a whole, and will not result in, or require, the creation or imposition of any lien on any of its property, assets or revenues pursuant to the provisions of any such mortgage indenture, lease, contract or other agreement, instrument or undertaking.

Section 14. Notices. Unless expressly provided otherwise, all notices, requests, demands and other communications required or permitted under this agreement shall be in writing and shall be deemed to have been duly given, made and received when (1) delivered by hand or (2) upon actual receipt of registered or certified mail, postage prepaid. The parties may deliver to each other notice by electronically transmitted facsimile copies provided that such facsimile notice is followed within twenty-four hours by any type of notice otherwise provided for in this paragraph. Any notice shall be duly addressed to the parties as follows:

(a) If to the Company:

P.O. Box 491209
Los Angeles, CA 90049
Attn: Board of Directors
Fax: (800) 901-5431

(b) If to the Manager:

11737 Goshen Avenue
Los Angeles, CA 90049
Attn: David Westveer, President
Fax: (800) 901-5431

Any party may alter the address to which communications or copies are to be sent by giving notice of such change of address.

Section 15. Assignments. Except as set forth in this section, this agreement shall terminate automatically in the event of its assignment, in whole or in part, by the Manager, other than the pledge of amounts payable to the Manager to secure the Manager's obligations to its lenders, unless such assignment is consented to in writing by the Company. Any such consented assignment shall bind the assignee in the same manner as the Manager is bound. In addition, the assignee shall execute and deliver to the Company a counterpart of this agreement naming such assignee as Manager. This agreement shall not be assigned by the Company without the prior written consent of the Manager, except in the case of assignment by the Company to a REIT or other organization which is a successor, by merger, consolidation or purchase of assets, to the Company, in which case such successor organization shall be bound by this agreement and by the terms of such assignment in the same manner as the Company is bound.

Section 16. Entire Agreement. This agreement contains the entire agreement and understanding among the parties hereto with respect to the subject matter hereof, and supersedes all prior and contemporaneous agreements, understandings, inducements and conditions, express or implied, oral or written, of any nature whatsoever with respect to the subject matter. The express terms hereof control and supersede any course of performance or usage of the trade inconsistent with any of the terms. This agreement may not be modified or amended other than by an agreement in writing.

Section 17. Controlling Law. This agreement and all questions relating to its validity, interpretation, performance and enforcement shall be governed by and construed, interpreted and enforced in accordance with the laws of the State of California.

Section 18. Waivers. Neither the failure nor any delay on the part of a party to exercise any right, remedy, power or privilege under this agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege preclude any other or further exercise of the same or of any right, remedy, power or privilege, nor shall any waiver of any right, remedy, power or privilege with respect to any occurrence be construed as a waiver of such right, remedy, power or privilege with respect to any other occurrence. No waiver shall be effective unless it is in writing and is signed by the party asserted to have granted such waiver.

Section 19. Execution in Counterparts. This agreement may be executed in any number of counterparts.

Section 20. Provisions Separable. The provisions of this agreement are independent of and separable from each other, and no provision shall be affected or rendered invalid or unenforceable by virtue of the fact that for any reason any other or others of them may be invalid or unenforceable in whole or in part.

The parties hereto have executed this agreement as of the date first written above.

---------------------------------------- 6-24-05

Tim Barnes, Director
The Westward Funds, INC
a Delaware corporation

Date

---------------------------------------- 06/15/05

David Westveer, President
Westward Management, INC
a Delaware corporation

Date

# The Westward Funds, INC

*a Real Estate Investment Trust*

April 24, 2005

Mr. Tim Barnes
PO Box 5452
San Luis Obispo, CA 93403

Re: Offer to Join The Westward Funds Board of Directors

Dear Mr. Barnes:

On behalf of The Westward Funds, INC (the "Company"), I am extremely pleased to invite you to become a member of the Company's Board of Directors (the "Board"). We believe that your skills, expertise and knowledge will prove very helpful to the Company's development and success.

In connection with your service as a director, you will be granted 2,500 shares of common stock, vested over a five year period. Additionally, you will be invited to participate in the Independent Director Stock Option Plan. You will also be entitled to receive cash compensation in accordance with Schedule A, attached hereto. You will be reimbursed for reasonable expenses incurred in connection with your services to the Company in accordance with the Company's established policies. You will receive dividends on your vested shares of the Company as outlined in the Prospectus.

The Board will meet quarterly, with our first meeting scheduled for July 01, 2005 in Los Angeles. We would ask that you plan to attend at least two board meetings annually in person, with the remaining meetings attended via telephone. The various committees of the Board to which you will be appointed also meet frequently. We plan to discuss these committees more in detail at our meeting in July. It is our expectation that you will participate in those meetings in person to the extent possible. We also ask that you make yourself available to participate in various conference calls from time-to-time.

As a Board member, you will be asked to assist in our ongoing fundraising efforts. You will be compensated in the form of a commission, equal to 5% of all shares that you sell during your tenure as a director. Details regarding the commissions that can be earned by you can be found in the Advisory Agreement. Our fundraising efforts, as well as the expectations of our directors will be further discussed at our July board meeting.

Your service on the Board of Directors will be in accordance with, and subject to, the Company's Bylaws, Certificate of Incorporation, as well as the Company's Director Handbook, as such may be amended from time-to-time. As a Director of the Company, you must fully agree to the guidelines as set forth by the prospectus, a copy of which is included for your review.

In accepting this offer, you are representing to us that (a) you do not know of any conflict that would restrict you from being a Director of the Company and (b) you will not provide the Company with any documents, records or other confidential information belonging to any other parties.

This offer is considered confidential information and we trust that you will treat it as such. If you wish to accept this offer, please sign below and return the fully executed letter to us. You should keep one copy of this letter for your records. This letter sets forth the terms of your service with the Company and supersedes any prior representations or agreements, whether written or oral. This letter may not be modified or amended except by a written agreement, signed by an officer of the Company and by you.

We are looking forward to having you join us. If you have questions, please call me at (310) 420-2146.

Sincerely yours,

David Westveer
The Westward Funds, INC

Accepted this 24 day of JUNE, 2005.

TIMOTHY W. BARNES
Name

Signature

## Schedule A

| ACTIVITY | FEE PER EVENT | PROJECTED ANNUAL COMPENSATION |
|---|---|---|
| Board Meetings | $1,000 x 4 annually | $4,000 |
| Conference Calls | $250 x 6 annually | $1,500 |
| Committee Meetings | $250 x 6 annually | $1,500 |
| Total Anticipated Annual Cash Compensation | | $7,000 |

June 01, 2005

Mr. Bill Borgsmiller
1851 Devaul Ranch Road
San Luis Obispo, CA 93405

Re: Agreement to Join The Westward Funds Board of Directors

Dear Mr. Borgsmiller:

On behalf of The Westward Funds, INC (the "Company"), I am extremely pleased to invite you to become a member of the Company's Board of Directors (the "Board"). We believe that your skills, expertise and knowledge will prove very helpful to the Company's development and success.

In connection with your service as a director, you will be granted 2,500 shares of common stock, vested over a five year period. Additionally, you will be invited to participate in the Independent Director Stock Option Plan. You will also be entitled to receive cash compensation in accordance with Schedule A, attached hereto. You will be reimbursed for reasonable expenses incurred in connection with your services to the Company in accordance with the Company's established policies. You will receive dividends on your vested shares of the Company as outlined in the Prospectus.

The Board will meet quarterly, with our first meeting scheduled for July 01, 2005 in Los Angeles. We would ask that you plan to attend at least two board meetings annually in person, with the remaining meetings attended via telephone. The various committees of the Board to which you will be appointed also meet frequently. We plan to discuss these committees more in detail at our meeting in July. It is our expectation that you will participate in those meetings in person to the extent possible. We also ask that you make yourself available to participate in various conference calls from time-to-time.

As a Board member, you will be asked to assist in our ongoing fundraising efforts. You will be compensated in the form of a commission, equal to 5% of all shares that you sell during your tenure as a director. Details regarding all commissions earned by you can be found in the Advisory Agreement. Our fundraising efforts, as well as the expectations of our directors will be further discussed at our July board meeting.

Your service on the Board of Directors will be in accordance with, and subject to, the Company's Bylaws, Certificate of Incorporation, as well as the Company's Director Handbook, as such may be amended from time-to-time. As a Director of the Company, you must fully agree to the guidelines as set forth by the prospectus, a copy of which is included for your review.

In accepting this offer, you are representing to us that (a) you do not know of any conflict that would restrict you from being a Director of the Company and (b) you will not provide the Company with any documents, records or other confidential information belonging to any other parties.

This offer is considered confidential information and we trust that you will treat it as such. If you wish to accept this offer, please sign below and return the fully executed letter to us. You should keep one copy of this letter for your records. This letter sets forth the terms of your service with the Company and supersedes any prior representations or agreements, whether written or oral. This letter may not be modified or amended except by a written agreement, signed by an officer of the Company and by you.

We are looking forward to having you join us. If you have questions, please call me at (800) 901-5431.

Sincerely yours,

David Westveer
The Westward Funds, INC

Accepted this 24th day of June, 2005.

William R. Borgsmiller
Name

Signature

# Schedule A

| ACTIVITY | FEE PER EVENT | PROJECTED ANNUAL COMPENSATION |
|---|---|---|
| Board Meetings | $1,000 x 4 annually | $4,000 |
| Conference Calls | $250 x 6 annually | $1,500 |
| Committee Meetings | $250 x 6 annually | $1,500 |
| Total Anticipated Annual Cash Compensation | | $7,000 |

THE
WESTWARD
FUNDS

EST. 2005

THE WESTWARD FUNDS, INC.
P.O. BOX 191208
LOS ANGELES, CA 90019

April 24, 2005

Mr. Ian Duni
664 Toro Street
San Luis Obispo, CA 93401

Re: Offer to Join The Westward Funds Board of Directors

Dear Mr. Duni:

On behalf of The Westward Funds, INC (the "Company"), I am extremely pleased to invite you to become a member of the Company's Board of Directors (the "Board"). We believe that your skills, expertise and knowledge will prove very helpful to the Company's development and success.

In connection with your service as a director, you will be granted 2,500 shares of common stock, vested over a five year period. Additionally, you will be invited to participate in the Independent Director Stock Option Plan. You will also be entitled to receive cash compensation in accordance with Schedule A, attached hereto. You will be reimbursed for reasonable expenses incurred in connection with your services to the Company in accordance with the Company's established policies. You will receive dividends on your vested shares of the Company as outlined in the Prospectus.

You will also be granted 10,000 shares of Westward Management, as defined by the Company Stock Award Agreement. You will receive dividends on your vested shares of Westward Management as outlined in the Prospectus. The company reserves the right to re-purchase your shares for three times the then value, commencing January 2008.

The Board will meet quarterly, with our first meeting scheduled for July 01, 2005 in Los Angeles. We would ask that you plan to attend at least two board meetings annually in person, with the remaining meetings attended via telephone. The various committees of the Board to which you will be appointed also meet frequently. We plan to discuss these committees more in detail at our meeting in July. It is our expectation that you will participate in those meetings in person to the extent possible. We also ask that you make yourself available to participate in various conference calls from time-to-time.

As a Board member, you will be asked to assist in our ongoing fundraising efforts. You will be compensated in the form of a commission, equal to 5% of all shares that you sell during your tenure as a director. Details regarding all commissions earned by you can be found in the Advisory Agreement. Our fundraising efforts, as well as the expectations of our directors will be further discussed at our July board meeting.

Your service on the Board of Directors will be in accordance with, and subject to, the Company's Bylaws, Certificate of Incorporation, as well as the Company's Director Handbook, as such may be amended from time-to-time. As a Director of the Company, you must fully agree to the guidelines as set forth by the prospectus, a copy of which is included for your review.

In accepting this offer, you are representing to us that (a) you do not know of any conflict that would restrict you from being a Director of the Company and (b) you will not provide the Company with any documents, records or other confidential information belonging to any other parties.

This offer is considered confidential information and we trust that you will treat it as such. If you wish to accept this offer, please sign below and return the fully executed letter to us. You should keep one copy of this letter for your records. This letter sets forth the terms of your service with the Company and supersedes any prior representations or agreements, whether written or oral. This letter may not be modified or amended except by a written agreement, signed by an officer of the Company and by you.

We are looking forward to having you join us. If you have questions, please call me at (310) 420-2146.

Sincerely yours,

David Westveer
The Westward Funds, INC

Accepted this 2nd day of June, 2005.

Ian Dunn
Name

Signature

# Schedule A

| ACTIVITY | FEE PER EVENT | PROJECTED ANNUAL COMPENSATION |
|---|---|---|
| Board Meetings | $1,000 x 4 annually | $4,000 |
| Conference Calls | $250 x 6 annually | $1,500 |
| Committee Meetings | $250 x 6 annually | $1,500 |
| Total Anticipated Annual Cash Compensation | | $7,000 |

THE
WESTWARD
FUNDS

EST. 2005

THE WESTWARD FUNDS, INC.
P.O. BOX 191209
LOS ANGELES, CA 90019

April 24, 2005

Mr. Patrick Gill
231 Bay Street, Unit #1
Santa Monica, CA 90405

Re: Offer to Join The Westward Funds Board of Directors

Dear Mr. Gill:

On behalf of The Westward Funds, INC (the "Company"), I am extremely pleased to invite you to become a member of the Company's Board of Directors (the "Board"). We believe that your skills, expertise and knowledge will prove very helpful to the Company's development and success.

In connection with your service as a director, you will be granted 2,500 shares of common stock, vested over a five year period. Additionally, you will be invited to participate in the Independent Director Stock Option Plan. You will also be entitled to receive cash compensation in accordance with Schedule A, attached hereto. You will be reimbursed for reasonable expenses incurred in connection with your services to the Company in accordance with the Company's established policies. You will receive dividends on your vested shares of the Company as outlined in the Prospectus.

You will also be granted 10,000 shares of Westward Management. These shares are provided based on your ongoing participation in a management capacity as well as your assistance with our fundraising efforts. Please be advised that you are the only board member receiving such additional compensation. You will receive dividends on your vested shares of Westward Management as outlined in the Prospectus.

The Board will meet quarterly, with our first meeting scheduled for July 01, 2005 in Los Angeles. We would ask that you plan to attend at least two board meetings annually in person, with the remaining meetings attended via telephone. The various committees of the Board to which you will be appointed also meet frequently. We plan to discuss these committees more in detail at our meeting in July. It is our expectation that you will participate in those meetings in person to the extent possible. We also ask that you make yourself available to participate in various conference calls from time-to-time.

As a Board member, you will be asked to assist in our ongoing fundraising efforts. You will be compensated in the form of a commission, equal to 5% of all shares that you sell during your tenure as a director. Details regarding all commissions earned by you can be found in the Advisory Agreement. Our fundraising efforts, as well as the expectations of our directors will be further discussed at our July board meeting.

Your service on the Board of Directors will be in accordance with, and subject to, the Company's Bylaws, Certificate of Incorporation, as well as the Company's Director Handbook, as such may be amended from time-to-time. As a Director of the Company, you must fully agree to the guidelines as set forth by the prospectus, a copy of which is included for your review.

In accepting this offer, you are representing to us that (a) you do not know of any conflict that would restrict you from being a Director of the Company and (b) you will not provide the Company with any documents, records or other confidential information belonging to any other parties.

This offer is considered confidential information and we trust that you will treat it as such. If you wish to accept this offer, please sign below and return the fully executed letter to us. You should keep one copy of this letter for your records. This letter sets forth the terms of your service with the Company and supersedes any prior representations or agreements, whether written or oral. This letter may not be modified or amended except by a written agreement, signed by an officer of the Company and by you.

We are looking forward to having you join us. If you have questions, please call me at (310) 420-2146.

Sincerely yours,

David Westveer
The Westward Funds, INC

Accepted this 5 day of JUNE, 2005.

PATRICK GILL
Name

Signature

# Schedule A

| ACTIVITY | FEE PER EVENT | PROJECTED ANNUAL COMPENSATION |
| --- | --- | --- |
| Board Meetings | $1,000 x 4 annually | $4,000 |
| Conference Calls | $250 x 6 annually | $1,500 |
| Committee Meetings | $250 x 6 annually | $1,500 |
| Total Anticipated Annual Cash Compensation | | $7,000 |

THE
WESTWARD
FUNDS

EST. 2005

THE WESTWARD FUNDS, INC.
P.O. BOX 191209
LOS ANGELES, CA 90019

April 24, 2005

Mr. Chris Knauer
1190 Bassi Drive
San Luis Obispo, CA 93405

Re: Offer to Join The Westward Funds Board of Directors

Dear Mr. Knauer:

On behalf of The Westward Funds, INC (the "Company"), I am extremely pleased to invite you to become a member of the Company's Board of Directors (the "Board"). We believe that your skills, expertise and knowledge will prove very helpful to the Company's development and success.

In connection with your service as a director, you will be granted 2,500 shares of common stock, vested over a five year period. Additionally, you will be invited to participate in the Independent Director Stock Option Plan. You will also be entitled to receive cash compensation in accordance with Schedule A, attached hereto. You will be reimbursed for reasonable expenses incurred in connection with your services to the Company in accordance with the Company's established policies. You will receive dividends on your vested shares of the Company as outlined in the Prospectus.

The Board will meet quarterly, with our first meeting scheduled for July 01, 2005 in Los Angeles. We would ask that you plan to attend at least two board meetings annually in person, with the remaining meetings attended via telephone. The various committees of the Board to which you will be appointed also meet frequently. We plan to discuss these committees more in detail at our meeting in July. It is our expectation that you will participate in those meetings in person to the extent possible. We also ask that you make yourself available to participate in various conference calls from time-to-time.

As a Board member, you will be asked to assist in our ongoing fundraising efforts. You will be compensated in the form of a commission, equal to 5% of all shares that you sell during your tenure as a director. Details regarding all commissions earned by you can be found in the Advisory Agreement. Our fundraising efforts, as well as the expectations of our directors will be further discussed at our July board meeting.

Your service on the Board of Directors will be in accordance with, and subject to, the Company's Bylaws, Certificate of Incorporation, as well as the Company's Director Handbook, as such may be amended from time-to-time. As a Director of the Company, you must fully agree to the guidelines as set forth by the prospectus, a copy of which is included for your review.

In accepting this offer, you are representing to us that (a) you do not know of any conflict that would restrict you from being a Director of the Company and (b) you will not provide the Company with any documents, records or other confidential information belonging to any other parties.

This offer is considered confidential information and we trust that you will treat it as such. If you wish to accept this offer, please sign below and return the fully executed letter to us. You should keep one copy of this letter for your records. This letter sets forth the terms of your service with the Company and supersedes any prior representations or agreements, whether written or oral. This letter may not be modified or amended except by a written agreement, signed by an officer of the Company and by you.

We are looking forward to having you join us. If you have questions, please call me at (310) 420-2146.

Sincerely yours,

David Westveer
The Westward Funds, INC

Accepted this 26th day of May, 2005.

Chris J. Kraver
Name

Signature

# The Westward Funds, INC

*a Real Estate Investment Trust*

April 24, 2005

Mr. Tarig Kozouz
2016 N. Larrabee
Chicago, IL 60614

Re: Offer to Join The Westward Funds Board of Directors

Dear Mr. Kozouz:

On behalf of The Westward Funds, INC (the "Company"), I am extremely pleased to invite you to become a member of the Company's Board of Directors (the "Board"). We believe that your skills, expertise and knowledge will prove very helpful to the Company's development and success.

In connection with your service as a director, you will be granted 2,500 shares of common stock, vested over a five year period. Additionally, you will be invited to participate in the Independent Director Stock Option Plan. You will also be entitled to receive cash compensation in accordance with Schedule A, attached hereto. You will be reimbursed for reasonable expenses incurred in connection with your services to the Company in accordance with the Company's established policies. You will receive dividends on your vested shares of the Company as outlined in the Prospectus.

The Board will meet quarterly, with our first meeting scheduled for July 01, 2005 in Los Angeles. We would ask that you plan to attend at least two board meetings annually in person, with the remaining meetings attended via telephone. The various committees of the Board to which you will be appointed also meet frequently. We plan to discuss these committees more in detail at our meeting in July. It is our expectation that you will participate in those meetings in person to the extent possible. We also ask that you make yourself available to participate in various conference calls from time-to-time.

As a Board member, you will be asked to assist in our ongoing fundraising efforts. You will be compensated in the form of a commission, equal to 5% of all shares that you sell during your tenure as a director. Details regarding all commissions earned by you can be found in the Advisory Agreement. Our fundraising efforts, as well as the expectations of our directors will be further discussed at our July board meeting.

Your service on the Board of Directors will be in accordance with, and subject to, the Company's Bylaws, Certificate of Incorporation, as well as the Company's Director Handbook, as such may be amended from time-to-time. As a Director of the Company, you must fully agree to the guidelines as set forth by the prospectus, a copy of which is included for your review.

In accepting this offer, you are representing to us that (a) you do not know of any conflict that would restrict you from being a Director of the Company and (b) you will not provide the Company with any documents, records or other confidential information belonging to any other parties.

This offer is considered confidential information and we trust that you will treat it as such. If you wish to accept this offer, please sign below and return the fully executed letter to us. You should keep one copy of this letter for your records. This letter sets forth the terms of your service with the Company and supersedes any prior representations or agreements, whether written or oral. This letter may not be modified or amended except by a written agreement, signed by an officer of the Company and by you.

We are looking forward to having you join us. If you have questions, please call me at (310) 420-2146.

Sincerely yours,

David Westveer
The Westward Funds, INC

Accepted this 4 day of May, 2005.

Tariq Kozouz
Name

Signature

## **Schedule A**

| ACTIVITY | FEE PER EVENT | PROJECTED ANNUAL COMPENSATION |
|---|---|---|
| Board Meetings | $1,000 x 4 annually | $4,000 |
| Conference Calls | $250 x 6 annually | $1,500 |
| Committee Meetings | $250 x 6 annually | $1,500 |
| Total Anticipated Annual Cash Compensation | | $7,000 |

# The Westward Funds, INC

<u>*a Real Estate Investment Trust*</u>

April 24, 2005

Mr. Scott Waldron
18982 Wildwood Circle
Villa Park, CA 92861

Re: Offer to Join The Westward Funds Board of Directors

Dear Mr. Waldron:

On behalf of The Westward Funds, INC (the "Company"), I am extremely pleased to invite you to become a member of the Company's Board of Directors (the "Board"). We believe that your skills, expertise and knowledge will prove very helpful to the Company's development and success.

In connection with your service as a director, you will be granted 2,500 shares of common stock, vested over a five year period. Additionally, you will be invited to participate in the Independent Director Stock Option Plan. You will also be entitled to receive cash compensation in accordance with <u>Schedule A</u>, attached hereto. You will be reimbursed for reasonable expenses incurred in connection with your services to the Company in accordance with the Company's established policies. You will receive dividends on your vested shares of the Company as outlined in the Prospectus.

The Board will meet quarterly, with our first meeting scheduled for July 01, 2005 in Los Angeles. We would ask that you plan to attend at least two board meetings annually in person, with the remaining meetings attended via telephone. The various committees of the Board to which you will be appointed also meet frequently. We plan to discuss these committees more in detail at our meeting in July. It is our expectation that you will participate in those meetings in person to the extent possible. We also ask that you make yourself available to participate in various conference calls from time-to-time.

As a Board member, you will be asked to assist in our ongoing fundraising efforts. You will be compensated in the form of a commission, equal to 5% of all shares that you sell during your tenure as a director. Details regarding all commissions earned by you can be found in the Advisory Agreement. Our fundraising efforts, as well as the expectations of our directors will be further discussed at our July board meeting.

Your service on the Board of Directors will be in accordance with, and subject to, the Company's Bylaws, Certificate of Incorporation, as well as the Company's Director Handbook, as such may be amended from time-to-time. As a Director of the Company, you must fully agree to the guidelines as set forth by the prospectus, a copy of which is included for your review.

11737 Goshen Avenue, Los Angeles, California 90049
310-420-2146 • 310-571-3765

In accepting this offer, you are representing to us that (a) you do not know of any conflict that would restrict you from being a Director of the Company and (b) you will not provide the Company with any documents, records or other confidential information belonging to any other parties.

This offer is considered confidential information and we trust that you will treat it as such. If you wish to accept this offer, please sign below and return the fully executed letter to us. You should keep one copy of this letter for your records. This letter sets forth the terms of your service with the Company and supersedes any prior representations or agreements, whether written or oral. This letter may not be modified or amended except by a written agreement, signed by an officer of the Company and by you.

We are looking forward to having you join us. If you have questions, please call me at (310) 420-2146.

Sincerely yours,

David Westveer
The Westward Funds, INC

Accepted this 6TH day of MAY, 2005.

SCOTT A. WALDRON
Name

[signature]
Signature

## Schedule A

| ACTIVITY | FEE PER EVENT | PROJECTED ANNUAL COMPENSATION |
|---|---|---|
| Board Meetings | $1,000 x 4 annually | $4,000 |
| Conference Calls | $250 x 6 annually | $1,500 |
| Committee Meetings | $250 x 6 annually | $1,500 |
| Total Anticipated Annual Cash Compensation | | $7,000 |

THE
**WESTWARD**
FUNDS

EST. 2005

THE WESTWARD FUNDS, INC.
P.O. BOX 401209
LOS ANGELES, CA 90049

April 24, 2005

Mr. David Westveer
11737 Goshen Avenue #101
Los Angeles, CA 90049

Re: Offer to Join The Westward Funds Board of Directors

Dear Mr. Westveer:

On behalf of The Westward Funds, INC (the "Company"), I am extremely pleased to invite you to become a member of the Company's Board of Directors (the "Board"). We believe that your skills, expertise and knowledge will prove very helpful to the Company's development and success.

In connection with your service as a director, you will be granted 2,500 shares of common stock, vested over a five year period. Additionally, you will be invited to participate in the Independent Director Stock Option Plan. You will also be entitled to receive cash compensation in accordance with Schedule A, attached hereto. You will be reimbursed for reasonable expenses incurred in connection with your services to the Company in accordance with the Company's established policies. You will receive dividends on your vested shares of the Company as outlined in the Prospectus.

The Board will meet quarterly, with our first meeting scheduled for July 01, 2005 in Los Angeles. We would ask that you plan to attend at least two board meetings annually in person, with the remaining meetings attended via telephone. The various committees of the Board to which you will be appointed also meet frequently. We plan to discuss these committees more in detail at our meeting in July. It is our expectation that you will participate in those meetings in person to the extent possible. We also ask that you make yourself available to participate in various conference calls from time-to-time.

As a Board member, you will be asked to assist in our ongoing fundraising efforts. You will be compensated in the form of a commission, equal to 5% of all shares that you sell during your tenure as a director. Details regarding the commissions that can be earned by you can be found in the Advisory Agreement. Our fundraising efforts, as well as the expectations of our directors will be further discussed at our July board meeting.

Your service on the Board of Directors will be in accordance with, and subject to, the Company's Bylaws, Certificate of Incorporation, as well as the Company's Director Handbook, as such may be amended from time-to-time. As a Director of the Company,

you must fully agree to the guidelines as set forth by the prospectus, a copy of which is included for your review.

In accepting this offer, you are representing to us that (a) you do not know of any conflict that would restrict you from being a Director of the Company and (b) you will not provide the Company with any documents, records or other confidential information belonging to any other parties.

This offer is considered confidential information and we trust that you will treat it as such. If you wish to accept this offer, please sign below and return the fully executed letter to us. You should keep one copy of this letter for your records. This letter sets forth the terms of your service with the Company and supersedes any prior representations or agreements, whether written or oral. This letter may not be modified or amended except by a written agreement, signed by an officer of the Company and by you.

We are looking forward to having you join us. If you have questions, please call me at (800) 901-5431.

Sincerely yours,

Chris Knauer
The Westward Funds, INC

Accepted this 1 day of June, 2005.

David Westveer
Name

[signature]
Signature

## Schedule A

| ACTIVITY | FEE PER EVENT | PROJECTED ANNUAL COMPENSATION |
|---|---|---|
| Board Meetings | $1,000 x 4 annually | $4,000 |
| Conference Calls | $250 x 6 annually | $1,500 |
| Committee Meetings | $250 x 6 annually | $1,500 |
| Total Anticipated Annual Cash Compensation | | $7,000 |

THE WESTWARD FUNDS

# SHARE PURCHASE AGREEMENT

## 1. INVESTMENT

| | | | | |
|---|---|---|---|---|
| | x | $25.00 | = | $ |
| No. of Shares Invested | | Price per Share | | Total Investment |

**Minimum Purchase 40 Shares or $1,000**

Make Investment Check Payable to:
The Westward Funds, INC

## 2. ADDITIONAL INVESTMENTS

Please check if you plan to make additional investments in The Westward Funds at any time in the future: ☐

(If additional investments are made, please include your social security number on your check. All additional investments must be made in increments of $100. By checking this box, I agree to notify The Westward Funds in writing if at any time I fail to meet the suitability standards or am unable to make the representations in Section 8.)

## 3. REGISTRATION NAME AND ADDRESS

Please print name(s) in which Shares are to be registered.

☐ Mr. ☐ Mrs. ☐ Ms. ☐ M.D. ☐ Other ________________

Name One ______________________ *Social Security No. or Tax ID No.* ☐☐☐☐☐☐☐☐☐☐☐

Name Two ______________________ *Social Security No. or Tax ID No.* ☐☐☐☐☐☐☐☐☐☐☐

Street Address or PO Box ______________________

City ____________ State ____________ Zip ____________

Telephone (Home) ____________ Telephone (Business) ____________

Date of Birth ____________ Occupation ____________

Email Address ____________

*(Optional - We will not provide your email address to any third party)*

## 4. TYPE OF OWNERSHIP

☐ Individual

☐ Joint Tenants with Right of Supervision

☐ Trust / Trust Type: ________________
(Please specify, i.e. Family, Living, Etc.)

☐ Community Property

☐ Tenants in Common

☐ Custodian: A Custodian for ________________ under the Uniform Gift to Minors Act of the Uniform Transfers to Minors Act of the State of ________________.

## 5. AGENT (TO BE COMPLETED BY TWF REPRESENTATIVE)

The Agent is an authorized representative of The Westward Funds. He/she has reasonble grounds to believe that this investment is suitable for the prospective shareholder and that he/she has informed the prospective shareholder of all aspects of liquidity and marketability of this investment.

Representative: David Westveer  Telephone: (800) 901-5431 ext. 804

THE REVERSE SIDE MUST BE COMPLETED

## 6. INVESTOR NAME AND ADDRESS

(COMPLETE ONLY IF DIFFERENT FROM REGISTRATION NAME AND ADDRESS)

☐ Mr. ☐ Mrs. ☐ Ms. ☐ M.D. ☐ Other ____________________

Social Security No. or Tax ID No.

Name One

Street Address or PO Box

City State Zip

Telephone (Home) Telephone (Business)

Date of Birth Occupation

Email Address (Optional)

## 7. DIVIDENDS (YOU MUST CHECK ONE OF THE FOLLOWING)

☐ Yes, I would like to participate in the Dividend Reinvestment Plan.

☐ No, I would not like to participate in the Dividend Reinvestment Plan. Please send my Dividends to the Registration Address in Section 3.

☐ No, I would not like to participate in the Dividend Reinvestment Plan. Please send my Dividends to the Investor Address in Section 6.

☐ No, I would not like to participate in the Dividend Reinvestment Plan. Please send my Dividends to the following address:

Street Address or PO Box

City State Zip

## 8. SUBSCRIBER SIGNATURES

Please separately initial each of the representations below. Except in the case of fiduciary accounts, you may not grant any person a power of attorney to make such representations on your behalf. In order for The Westward Funds to accept this Share Purchase Agreement, I hereby agree to the following:

( a ) I have read the Prospectus. ________ Initials ________ Initials

( b ) I meet the "Suitability Standards" as set forth in the Prospectus. ________ Initials ________ Initials

( c ) I acknowledge that the shares are not liquid. ________ Initials ________ Initials

I declare that the information supplied above is true and correct and may be relied upon in connection with my investment in The Westward Funds, INC. Under penalties of perjury, by signing this Share Purchase Agreement, I hereby certify that I have provided my correct social security number or tax identification number.

Signature of Investor Signature of Joint Owner, if applicable Date

Please mail completed Share Purchase Agreement (with all signatures) and check made payable to:

**The Westward Funds, INC**
(800) 901-5431

Overnight Address:
11737 Goshen Avenue, Suite 101
Los Angeles, CA 90049

Mailing Address:
P.O. Box 491209
Los Angeles, CA 90049

PERSONAL AND BUSINESS CHECKS ONLY

THE
WESTWARD
FUNDS

EST. 2005

# PROSPECTUS

## THE OFFERING

- We are offering and selling to the public up to 2,000,000 shares of common stock.
- The shares will be offered on a best efforts basis to investors for $25 per share.
- You must purchase a minimum of 40 shares for $1,000.
- The offering will commence on the date as evidenced below and terminate on or before January 01, 2015.
- We will pay an Acquisition and Advisory Fee of 6.5%, and a Dealer Manager Fee of 5.5% out of the offering proceeds that we raise.

**THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR THE COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.**

**SHARES OF THE WESTWARD FUNDS, INC. ARE NOT FDIC INSURED, MAY LOSE VALUE AND ARE NOT BANK GUARANTEED. INVESTMENTS IN REAL ESTATE MAY BE AFFECTED BY ADVERSE ECONOMIC AND REGULATORY CHANGES. PROPERTIES THAT INCUR VACANCIES MAY BE DIFFICULT TO SELL OR RE-LEASE. NON-TRADED REAL ESTATE INVESTMENT TRUSTS HAVE CERTAIN RISKS, INCLUDING ILLIQUIDITY OF THE INVESTMENT, AND SHOULD BE CONSIDERED A LONG-TERM INVESTMENT. PAST PERFORMANCE DOES NOT GUARANTEE FUTURE PERFORMANCE. YOU SHOULD REVIEW THE COMPLETE DISCUSSION OF RISK FACTORS ASSOCIATED WITH THIS INVESTMENT IN SECTION 2.3.**

P.O. BOX 491209 LOS ANGELES, CALIFORNIA 90049 (800) 901-5131
JUNE 13, 2005

THE
WESTWARD
FUNDS

EST. 2005

Dear Prospective Investor:

You've received this Prospectus because a representative associated with our company believes you may benefit from this investment.

The Westward Funds is a Real Estate Investment Trust (REIT), administered under Regulation "A" with the Securities and Exchange Commission. Much like a real estate stock or mutual fund traded on a major exchange, investors in REITs have the ability to own an undivided interest in a large-scale diversified real estate portfolio; entering and exiting the program by buying and selling shares, or stock in the company.

Your investment in The Westward Funds will be used to purchase residential and commercial real estate properties. Rental income, as well as appreciation from properties that we sell, is then disbursed to shareholders in the form of quarterly dividends. To help protect your investment, we will not mortgage more than 70% of the aggregate value of all properties under management. We are anticipating returns of 8%-12% annually.

Should you decide to purchase in excess of 500 shares with the company, you will also be provided, at no additional cost, shares in our management company, Westward Management, INC. Even if you sell your shares in the REIT at a future date, you may retain your shares in the management company long-term. This incentive will only be made available to investors through June 2006.

Our Board of Directors, having extensive experience in real estate sales, management, and development throughout the United States must approve all property acquisitions. They are proven business leaders; I believe wholeheartedly in their ability, their values, and their integrity.

I hope that you will decide to invest with us. If you have questions that can't be answered from within this Prospectus, you are more than welcome to contact me personally at (800) 901-5431 ext. 804.

Sincerely yours,

David Westveer
Chairman of the Board

# Table of Contents

## 1.0 Summary

The Westward Funds (herein "TWF") is a privately held Real Estate Investment Trust (herein "REIT"), often referred to as a real estate stock; a company focused primarily on owning and operating income producing real estate properties. Filed as a sub-chapter (C) Corporation under the laws of the state of Delaware, TWF will make an election under Section 856(C) of the Internal Revenue Code of 1986, to be taxed as a REIT beginning with its taxable year ending December 31, 2006.

TWF combines the capital from a limited group of investors to acquire, hold, and sell real property. We seek to acquire high quality residential dwellings located in densely populated metropolitan markets, leased to individuals with better than average credit.

Investing in TWF will allow shareholders to own an undivided interest in a large-scale diversified portfolio, through the purchase of shares, or stock in the company. TWF will be offering, on a best effort basis to investors, 2,000,000 shares of common stock valued at $25 per share. An investor must purchase a minimum of 40 shares, or $1,000 worth to be eligible as a shareholder.

The company will earn revenue by leasing properties that it acquires, as well as by selling properties that appreciate based on the standards met as outlined in the attached Property Evaluation Worksheet. Shareholders are compensated by means of quarterly dividends. TWF's Board of Directors will ultimately decide the total sum of proceeds to be distributed to its shareholders. In order for TWF to be considered income tax exempt, we will be required to distribute 90% or more of our annual taxable net income to our shareholders.


REIT PERFORMANCE
Compounded Annual Returns as a Percentage
Listed Equity REITs
S&P 500
Nasdaq Composite
Dow Jones Industrials
0% 2% 4% 6% 8% 10% 12% 14% 16%

After a shareholder has owned their shares for a period of 36-months, they may attempt to sell their shares back to TWF for the greater of the purchase price of their shares, or the then value of their shares as determined by our Board of Directors, whichever is greater. TWF will buy back shares quarterly from shareholders on a first come, first served basis, not to exceed 10% of the previous quarter's total outstanding shares.

To provide incentive to those shareholders investing into TWF prior to July 2006, Westward Management, our advisor, will issue shares of its common stock at no additional cost pursuant to the Shareholder Compensation section of this Prospectus. We strongly believe that Westward Management shares granted to TWF shareholders will both increase short-term payouts to TWF shareholders, while providing investors long-term growth through an investment that has considerable upside potential.

Traditionally, REITs are merely extensions of behemoth companies looking to divest into the real estate market. Based on the company's brand, and an existing customer base to pull from, REITs tend to be obnoxiously large, in some cases offering the equivalent of $1 Billion in issued shares to the general public. Unfortunately, substantial size and complexity breeds significant overhead.

By limiting the total number of shares available to the general public, TWF will reduce complexity and the overall cost of operations, providing higher dividends to its shareholders. This boutique approach to market will better preserve, protect, and return shareholder capital contributions. Additionally, and by providing Westward Management shares to early adopters of TWF, a shareholders investment has the potential for a much greater long-term return than that of traditional REITs.

1.1 Objectives

- To maximize cash dividends paid to our shareholders;
- To safeguard and return all shareholder capital contributions;
- To realize growth in the value of our properties upon our ultimate sale of such properties; and

1.2 Mission

Provide shareholders both income and growth through the acquisition and management of real property.

## 2.0 Description of Shares

We are offering 2,000,000 shares of common stock for $25 per share. This includes shares made available pursuant to our Independent Director Stock Option Plan, our Employee Stock Option Plan, and our Dividend Reinvestment Plan.

Your investment will be recorded on our books only. We will not issue certificates for shares that are purchased. They will be held in "uncertificated" form which will eliminate the physical handling and safekeeping responsibilities inherent to owning transferable stock certificates, and eliminate the need to return a duly executed stock certificate to affect a transfer. Westward Management, our advisor, acts as our registrar and as the transfer agent for our shares.

We will begin selling shares in this offering upon the effective date of this Prospectus, with no known termination date. We will hold your investment proceeds in our account until we withdraw funds for the acquisition of real estate properties or the payment of fees or other expenses. We will admit shareholders on the first day of each calendar quarter.

> THE WALL STREET JOURNAL ONLINE
>
> *April 2003 - By Jonathon Clements*
>
> *"The House Doesn't Always Win When It Comes To Investing"*
>
> *"Want to boost your real-estate exposure? Forget buying actual properties. Instead, consider putting as much as 15% of your stock portfolio in a real estate investment trust. Over the decade ahead. I figure REIT investors may earn 9% or 10% a year - without the hassle of being a landlord."*

You should pay for your shares by check payable to "The Westward Funds, INC." Subscriptions will be effective only upon our acceptance, and we reserve the right to reject any subscription in whole or in part for any reason. You will receive a written confirmation of your purchase.

Until we invest the proceeds of this offering in real estate investments, we may invest in short-term, highly liquid or other authorized investments. Such short-term investments are not likely to earn as high a return as we expect to earn on our real estate investments, and we cannot guarantee how long it will take us to fully invest the proceeds of this offering in real property.

Transfers can be affected simply by mailing a transfer and assignment form to Westward Management, which we will provide to you at no charge. The transfer of shares must be pre-approved by TWF.

Shares in TWF must be held for a minimum of 36-months from the date of issuance. After the 36-month period has expired, shareholders may attempt to sell their shares back to TWF for the greater of:

- The initial purchase price paid for the shares; or
- The then current share value as derived and computed by TWF.

Redemption of shares, when requested, will be made quarterly on a first-come, first served basis. Subject to funds being available, we will limit the number of shares redeemed pursuant to our share redemption program as follows: (1) during any calendar year, we will not redeem in excess of 10.0% of the weighted average number of shares outstanding during the prior calendar year; and (2) funding for the redemption of shares will come exclusively from the proceeds that we receive from the sale of shares pursuant to our dividend reinvestment plan. The Board of Directors, in its sole discretion, may choose to terminate the share redemption program or to reduce the number of shares purchased under the share redemption program if they determine the funds otherwise available to fund our share redemptions program are needed for other purposes.

We will be holding annual meetings of our shareholders for the purpose of electing our directors and/or conducting other business matters that may be presented at such meetings. We may also call a special meeting of shareholders from time-to-time for the purpose of conducting certain matters. All shareholders of TWF are entitled to one vote for each share owned at any of these meetings.

## 2.1 REIT Status

As a REIT, we generally are not subject to federal income tax on income that we distribute to our shareholders. Under the Internal Revenue Code, REITs are subject to numerous organizational and operational requirements, including a requirement that they distribute at least 90% of their taxable income to their shareholders. If we fail to qualify for taxation as a REIT in any year, our income will be taxed at regular corporate rates, and we may be precluded from qualifying for treatment as a REIT for the four-year period following our failure to qualify. Even if we qualify as a REIT for federal income tax purposes, we may still be subject to state and local taxes on our income and property and to federal income and excise taxes to our distributed income.

We may be subject to state and local taxes in states and localities in which we do business or own property. The tax treatment of Westward Management, as well as any other operating subsidiaries we may decide to operate from time-to-time, may differ from the federal income tax treatment as described above.

In order to qualify for taxation as a REIT under the Internal Revenue Code, we must:

- Be a domestic corporation;
- Elect to be taxed as a REIT and satisfy relevant filing and other administrative requirements;
- Be managed by one or more trustees or directors;
- Have transferable shares;
- Not be a financial institution or an insurance company;
- Use a calendar year for federal income tax purposes;
- Have at least 100 shareholders for at least 335 days of each taxable year of 12 months; and
- Not be closely held.

As a Delaware corporation, we satisfy the first requirement, and we plan to file an election to be taxed as a REIT with the IRS beginning with our taxable year ending December 31, 2006. In addition, we are managed by a Board of Directors, we have transferable shares, and we do not intend to operate as a financial institution or insurance company. We utilize the calendar year for federal income tax purposes, and we plan to always have more than 100 shareholders. We would be treated as closely held only if five or fewer individuals or certain tax-exempt entities own, directly or indirectly, more than 50% (by value) of our shares at any time during the last half of our taxable year. We plan not to allow five or fewer individuals to own more than 50% of our outstanding shares.

We are authorized to refuse our shares to any person if the sale or transfer would jeopardize our ability to satisfy the REIT ownership requirements.

Operational Requirements – Gross Income Tests

In order to maintain our qualification as a REIT, we must satisfy two gross income requirements annually. They include:

- At least 75% of our gross income, excluding gross income from prohibited transactions, for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property. Gross income includes "rents from real property" and, in some circumstances, interest, but excludes gross income from dispositions of real property held primarily for sale to customers in the ordinary course of a trade or business. Such dispositions are referred to as "prohibited transactions." This is the 75% Income Test.

- At least 95% of our gross income, excluding gross income from prohibited transactions, for each taxable year must be derived from the real property investments described above and from distributions, interest, and gains from the sale or disposition from stock or securities or from any combination of the foregoing. This is the 95% Income Test.

- The rents that we receive or that we are deemed to receive qualify as "rents from real property" for purposes of satisfying the gross income requirements for a REIT only if the following conditions are met:

    - Rents received from a tenant will not qualify as "rents from real property" if an owner of 10% or more of the REIT directly or constructively owns 10% or more of the tenant (a "Related Party Tenant") or a subtenant of the tenant (in which case only rent attributable to the subtenant is disqualified);

    - If rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to the personal property will not qualify as "rents from real property"; and

    - The REIT must not operate or manage the property or furnish or render services to tenants, other than through an "independent contractor" who is adequately compensated and from whom the REIT does not derive any income. However, a REIT may provide services with respect to its properties, and the income derived therefrom will qualify as "rents from real property," if the services are "usually or customarily rendered" in connection with the rental of space only and are not otherwise considered "rendered to the occupant." Even if the services with respect to a property are impermissible tenant services, the income derived therefrom will qualify as "rents from real property" if such income does not exceed one percent of all amounts received or accrued with respect to that property.

Except for amounts received with respect to certain investments of cash reserves, we anticipate that substantially all of our gross income will be derived from sources that will allow us to satisfy the income tests as described above; however, we can make no assurance in this regard.

Notwithstanding our failure to satisfy one or both of the 75% Income and the 95% Income Tests for any taxable year, we may still qualify as a REIT for that year if we are eligible for relief under specific provisions of the Internal Revenue Code. These relief provisions generally will be available if:

- Our failure to meet these tests were due to reasonable cause and not due to willful negligence;
- We attach a schedule of our income sources to our federal income tax return; and
- Any incorrect information on the schedule is not due to fraud with intent to evade tax.

Operational Requirements – Asset Tests

At the close of each quarter of our taxable year, we also must satisfy the following three "Asset Tests" relating to the nature and diversification of our assets:

- First, at least 75% of the value of our total assets must be represented by real estate assets, cash, cash equivalents, and government securities. The term "real estate assets" includes real property, mortgages on real property, shares in other qualified REITs, and a proportionate share of any real assets owned by a partnership in which we are a partner or of any qualified REIT subsidiary of ours;
- Second, no more than 25% of our total assets may be represented by securities other than those in the 75% asset class; and
- Third, of the investments included in the 25% asset class, the value of any one issuer's securities that we own may not exceed 5% of the value of our total assets. Additionally, we may not own more than 10% of any one issuer's outstanding voting securities, or securities having a value of more than 10% of the total value of the outstanding securities of any one issuer.

These tests must generally be met for any quarter in which we acquire securities. Further, if we meet the Asset Tests at the close of any quarter, we will not lose our REIT status for a failure to satisfy the Asset Tests at the end of a later quarter if such failure occurs solely because of changes in asset values. If our failure to satisfy the Asset Tests results from an acquisition of securities or other property during a quarter, we can cure the failure by disposing of a sufficient amount of non-qualifying assets within 30 days after the close of that quarter. We maintain, and we will continue to maintain, adequate records of the value of our assets to ensure compliance with the Asset Tests and will take other action within 30 days after the close of any quarter as may be required to cure any noncompliance.

Operational Requirements – Annual Distributions

In order to be taxed as a REIT, we are required to make dividend distributions, other than capital gain distributions, to our shareholders each year in the amount of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and our capital gain and subject to certain other potential adjustments).

While we must generally pay dividends in the taxable year to which they relate, we may also pay dividends in the following taxable year if (1) they are declared before we timely file our federal income tax return for the taxable year in question, and if (2) they are paid on or before the first regular dividend payment date after the declaration.

Even if we satisfy the foregoing dividend distribution requirement and, accordingly, continue to qualify as a REIT for tax purposes, we will still be subject to tax on the excess of our net capital gain and our REIT taxable income, as adjusted, over the amount of dividends distributed to shareholders.

In addition, we will be subject to a 4% excise tax on the excess of the amount of such required distributions over amounts actually distributed during such year if we fail to distribute during each calendar year at least the sum of:

- 85% of our ordinary income for that year;
- 95% of our capital gain net income other than the capital gain net income which we elect to retain and pay tax on for that year; and
- the undistributed taxable income from prior periods.

The above sets forth most rules and regulations with regards to REITs as defined by the Internal Revenue Code. Should an investor require more detailed information regarding REIT qualifications, or to receive a more up-to-date version of the rules and regulations as set forth by the Internal Revenue Code, we ask that you please contact TWF customer service at (800) 901-5431.

### 2.2 Suitability Standards

The shares that we are offering are only suitable as a long-term investment for persons of adequate financial means. Initially, we do not expect to have a public market for the shares, which means that you may have difficulty selling your shares. You should not buy these shares if you need to sell them quickly in the future. In consideration of these factors, we have established Suitability Standards for shareholders. These Suitability Standards require that a purchaser of shares have minimally one of the following:

- A net worth of at least $300,000; or
- Gross annual income of at least $75,000 and a liquid net worth of at least $100,000.

### 2.3 Investor Risk Factors

Following are the most significant risks relating to one's capital investment in TWF:

- There is no public trading market for the shares, and TWF cannot assure the shareholders that one will ever develop. Until the shares are publicly traded on a major exchange, an investor could have a difficult time trying to sell their shares promptly. To minimize this risk to shareholders, TWF's Articles of Incorporation will require us to do one of the following prior to January 01, 2015:

  (a) Guarantee the re-purchase of all shares requested of by shareholders, by either maintaining adequate cash reserves or finding a public market for the shares; or

  (b) Upon the majority vote of our shareholders, begin selling our properties and liquidating our assets, with all proceeds paid out as dividends.

- TWF's ability to achieve investment objectives and pay dividends is dependent upon the performance of Westward Management, our advisor, in the quality and timeliness of our acquisitions of real estate properties, the selection of tenants, and the determination of any financing arrangements;
- To ensure that TWF continues to operate as a REIT, we must comply with numerous guidelines as set forth by the Internal Revenue Code. For example, TWF is required to maintain a minimum of 100 shareholders, with no one shareholder owning more than 9.8% of the shares outstanding;
- TWF may not remain qualified as a REIT for federal income tax purposes, which would subject the company to the payment of tax on our income at corporate rates, reducing the amount of funds available for the payment of dividends to shareholders;
- Shareholders will not have preemptive rights, and as such, any shares the company issues in the future may dilute an investor's interest in TWF;
- Real estate investments are subject to cyclical trends that are out of TWF's control; and
- Loans that TWF obtains will be secured by equity in other properties that we own, therefore ultimately putting multiple properties at risk in the event of foreclosure if TWF is unable to pay its debts.

## 2.4 Competition

REITs generally get two separate grades. Performance measures a trust's ability to deliver a high yield or growth rate, or combination of the two, verses its peers. On the opposing side, REITs are penalized for high leverage. Below is a sampling of REITs as compiled by Forbes in 2004:

| REIT | 2003 Dividend Yield | Net Assets ($bill) |
|---|---|---|
| AMB Property | 4.6% | 2.9 |
| Arden Realty | 6.1% | 2.4 |
| Associated Estates | 7.0% | 0.2 |
| Avalon Bay | 4.2% | 4.8 |

In October 2001, REITs represented a $5 Trillion industry. Below is a break-down of some investments held by REITs:

| Investment Held | Representation |
|---|---|
| Office | 7.68 billion square feet |
| Retail: Mall | 1,757 major shopping malls |
| Retail: On-Mall | 35,430 centers |
| Warehouse | 3.43 billion square feet |
| Apartment | 12.5 million units |
| Hotel | 3.91 million rooms |

## 3.0 Acquisition and Investment Policies

We will seek to invest substantially all of the offering proceeds available for investment after the payment of fees and expenses in the acquisition of high-grade residential properties located in densely populated metropolitan markets; in most cases no older that 5-10 years post construction, with sound operating histories. Initially, and based on our ability to leverage properties using residential loans with 30-year amortization schedules, we intend to purchase properties with equal to or less than four total units. We are not limited to such investments, however. We may invest in other real estate investments, including, but not limited to, warehouse and distribution facilities, shopping centers, business and industrial parks, manufacturing facilities, and other types of real estate properties.

We will invest in properties that satisfy the primary objective of providing cash dividends to our shareholders. However, because a significant factor in the valuation of income-producing properties is their potential for future income, we anticipate that the majority of properties we acquire will have both the potential for growth in value all while providing cash dividends to our shareholders. To the extent feasible, we will strive to invest in a diversified portfolio of properties in terms of geography, type of property and industry group that will satisfy our investment objectives of maximizing cash available for payment of dividends, preserving our capital and realizing growth in value upon the ultimate sale of our properties.

> **CNN.com**
>
> *October 2003 - By Valerie Morris*
>
> *"The average annual return is usually about 12 percent. REITs are income-oriented. They are not an aggressive investment. But the gains certainly do add up over time. On a compounded basis, REITs have outperformed the S&P 500 and bonds over the past three decades."*

In making investment decisions, Westward Management, our advisor, will consider relevant real estate property and financial factors, including the credit-worthiness of tenants, the location of the property, its income-producing capacity, the prospects for long-range appreciation, and its liquidity and income tax considerations. In this regard, Westward Management will have substantial discretion with respect to the selection of specific investments.

Although we are not limited as to the geographical area where we may conduct our operations, we currently intend to invest in properties located in parts of California, Illinois, and Texas. This may change from time-to-time based on future market conditions. All real property will be purchased from within the United States.

### 3.1 Real Estate Assets

Real estate assets held by TWF and joint ventures are stated at the lower of cost or market. Major improvements and betterments are capitalized when they extend the useful life of the related asset. All repair and maintenance expenditures are expensed as incurred.

Management continually monitors events and changes in circumstances which could indicate that carrying amounts of real estate assets may not be recoverable. When events or changes in circumstances are present which indicate that the carrying amounts of real estate assets may not be recoverable, management assesses the recoverability of real estate assets by determining whether the carrying value of such real estate assets will be recoverable through the future cash flows expected from the use of the asset and its eventual disposition.

Depreciation of building and improvements is calculated using the straight-line method over 29.5 years. For accounting purposes, all properties purchased during a given period have been calculated using mid-year convention. Tenant improvements are amortized over the life of the related lease or the life of the asset, whichever is shorter.

3.2 Tenant Dependency

The success of each investment is materially dependent upon the financial stability of each tenant. Rental payment defaults by tenants would most likely cause us to reduce the amount of distributions to shareholders. A default of a tenant on its rental payments to us would cause us to lose the revenue from the property and cause us to have to find an additional tenant. If there are a substantial number of tenants that are in default at any one time, we could have difficulty making mortgage payments that could result in foreclosures of properties subject to a mortgage. In the event of a default, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment and re-letting our property. If a lease is terminated, we cannot assure you that we will be able to lease the property for the rent previously received or sell the property without incurring a loss.

3.3 Investment Limitations

Our articles of incorporation place numerous limitations on us with respect to the manner in which we may invest our funds. These limitations cannot be changed unless our articles of incorporation are amended, which requires approval of our shareholders. Unless our articles of incorporation are amended, we will not:

- Borrow in excess of 75% of the aggregate value of all properties owned by us, provided that we may borrow in excess of 85% of the value of an individual property;
- Invest cash in any stock or mutual fund that is not "A" graded paper;
- Make or invest in mortgage loans, including construction loans on any one property, if the aggregate amount of all the mortgage loans provided by TWF were to exceed 80% of the appraised value of such property as determined by appraisal;
- Make or invest mortgage loans that are subordinate to any mortgage or equity interest of any of our Directors, Westward Management employees, or affiliates;
- Purchase securities in the absence of adequate cash flow required to cover debt service;
- Purchase equity securities that are non-voting or assessable;
- Invest more than 5% of the value of our assets in the securities of any one issuer if the investment would cause us to fail to qualify as a REIT;Invest in securities representing more than 10% of the outstanding voting securities of any one issuer if the investment would cause us to fail to qualify as a REIT; or
- Loan money to our directors, or to Westward Management or its affiliates.

3.4 Joint Venture Investments

We are likely to enter into joint venture investments with Westward Management or other entities for the acquisition, development, or improvement of properties for the purpose of diversifying our portfolio of assets. We may also enter into joint ventures, partnerships, co-tenancies, and other co-ownership arrangements or participations with real estate developers, owners and other affiliated third-parties for the purpose of developing, owning and operating real properties.

In determining whether to invest in a particular joint venture, Westward Management will evaluate the real property that such joint venture owns or is being formed to own. At such-a-time as Westward Management enters into a joint venture with another investor or investment company for the acquisition or development of a specific property, this Prospectus will be supplemented to disclose the terms of such investment transaction. We may only enter into joint ventures for the acquisition of properties if:

- A majority of our directors approve the transaction as being fair and reasonable to TWF;
- The investment by TWF and such affiliate are on substantially the same terms and conditions; and
- We will have a right of first refusal to buy if such co-venturer elects to sell its interest in the property held by the joint venture.

In the event that the co-venturer were to elect to sell property held in any such joint venture, however, we may not have sufficient funds to exercise our right of first refusal to buy the co-venturer's interest in the property held by the joint venture.

### 3.5 Disposition Policies

We intend to hold each property that we acquire for an extended period. However, circumstances may arise which could result in the early sale of some properties. We may sell a property before the end of the expected holding period if, among other reasons:

- It becomes difficult to find a tenant for the property at a rate that was initially expected;
- In the judgment of Westward Management, the value of a property might decline substantially;
- An opportunity has arisen to improve other properties;
- We can increase cash flow through the disposition of the property;
- A co-venturer decides to sell their interest in a property, and TWF is unable to purchase the interest from the co-venturer; or
- In our judgment, the sale of the property is in the best interests of our shareholders.

The determination of whether a particular property should be sold or otherwise disposed of will be made after consideration of relevant factors, including prevailing economic conditions, with a view of achieving maximum capital appreciation for our shareholders. We cannot assure you that this objective will be realized.

## 4.0 Shareholder Compensation

Shareholders are compensated by means of a quarterly dividend, calculated as a percentage of the Property Operating Income. The amount of each dividend distribution is determined by our Board of Directors, and will ultimately depend on the amount of distributable funds, current and projected cash flow requirements, tax considerations, and other factors. Details regarding the projected dividend payments can be found on the Forecast Statement of Income located at the back of this Prospectus.

To provide additional incentive to early adopters of TWF, Westward Management, our advisor, will issue shares of common stock to TWF shareholders based on the following terms:

- One (1) Share of Westward Management granted for every ten (10) shares of TWF purchased by shareholders prior to December 31, 2005. Shareholders must purchase a minimum of 500 shares to qualify; and
- One (1) Share of Westward Management granted for every twenty (20) shares of TWF purchased by shareholders after December 31, 2005 but before June 30, 2006. Shareholders must purchase a minimum of 500 shares to qualify.

Westward Management is also formed as a sub-chapter (C) Corporation, organized under the laws of the state of Delaware. The company has issued 100,000 shares of common stock. The company will not issue more than 20,000 shares pursuant to this offering. TWF shareholders reserve the right to retain their shares in Westward Management regardless as to their future ownership in TWF, as long as the shareholder remains in good standing with TWF as outlined in this Prospectus.



Westward Management, INC.
Projected Dividend Payments
(projections are semi-annual)
Period


Westward Management plans to issue dividends quarterly to all shareholders of record in an amount equal to, but not less than 50% of each prior period's taxable net income. Shares are not transferable, and there is no guarantee that shares will increase in value. Should a shareholder decide to sell their shares at a future date, and should Westward Management so desire to purchase said shares, the valuation shall be determined by no fewer than two independent directors of TWF.

The attached graph outlines the anticipated dividend payments to shareholders of Westward Management, as projected through calendar year 2015. The projected dividends represent management's best estimates; they should not be construed as any form of a guarantee.

TWF Shareholders of Westward Management hold no operational control over the company, they do not have the right to serve in a Board capacity, nor do they have voting authority with regards to their issued shares. All other information pertaining to Westward Management shares shall be treated the same as TWF shares, including dividend calculations and shareholder taxation. Further detailed information, including financial projections for Westward Management, can be found in Appendix A of this Prospectus.

We strongly believe that Westward Management shares granted to TWF shareholders will both increase short-term payouts to TWF shareholders, while providing investors long-term growth through an investment that has considerable upside potential.

### 4.1 Share Purchase Discounts

In connection with the sale of certain minimum number of shares to a purchaser, certain volume discounts are available. In such an event, any such reduction will be credited by reducing the purchase price per share payable by the investor. The following table illustrates the various discount levels available:

| No. of Shares Purchased | Price per Share | Discount per Share | as a Percentage |
|---|---|---|---|
| 1 to 999 | $25.00 | $ .00 | 0.0% |
| 1,000 to 3,999 | $24.13 | $ .87 | 3.5% |
| 4,000 and Over | $23.25 | $ 1.75 | 7.0% |

For example, if an investor were to purchase 5,000 shares over a three year period, they would pay $25.00 for the first 999 shares, $24.13 for the following 3,000 shares, and $23.25 for the remaining shares.

Because all investors will be paid the same dividends per share as other investors, those qualifying for a volume discount will receive a higher return on their investment than investors who do not qualify for such discount.

4.2 Dividends

Dividends will be distributed on a quarterly basis, paid to investors who are shareholders on the record dates as selected by our directors. We will calculate dividends based upon quarterly record to simplify the issuance of said dividends. All dividends will be paid no later than 30 days following the last day of each calendar quarter.


Projected Shareholder Return as a Percentage
16%
14%
12%
10%
8%
6%
4%
2%
0%
Dec-05
Jun-06
Dec-06
Jun-07
Dec-07
Jun-08
Dec-08
Jun-09
Period

We are required to make distributions sufficient to satisfy the requirements for qualification as a REIT for tax purposes. Generally, income distributed as dividends will not be taxable to us under the Internal Revenue Code if we distribute at least 90% of our taxable income.

Dividends will be declared at the discretion of our Board of Directors, in accordance with our earnings, cash flow, and general financial condition. We are not prohibited from distributing funds to our shareholders based on equity in the company rather than earnings from the company. Our Board's discretion will be directed, in substantial part by its obligation to cause us to comply with the REIT requirements.

The attached table and graph summarize the combined dividend forecast for both TWF and Westward Management, for the period beginning July 2005 and ending June 2009. The annualized returns are calculated based on a shareholder purchasing forty (40) shares of TWF, and qualifying for four (4) shares of Westward Management (as referenced in Section 4.0), purchased prior to December 31, 2005.

| Period | TWF Dividend per Share | Westward Mgmt. Dividend per Share | Annualized Return |
|---|---|---|---|
| Six Months Ending December 31, 2005 (Dividend Scheduled for Jan. 2006) | $.71 | $.42 | 6.0% |
| Six Months Ending June 30, 2006 (Dividend Scheduled for July 2006) | $1.04 | $.17 | 8.4% |
| Six Months Ending December 31, 2006 (Dividend Scheduled for Jan. 2007) | $1.09 | $.56 | 9.1% |
| Six Months Ending June 30, 2007 (Dividend Scheduled for July 2007) | $1.21 | $1.33 | 10.7% |
| Six Months Ending December 31, 2007 (Dividend Scheduled for Jan. 2008) | $1.11 | $.80 | 9.5% |
| Twelve Months Ending June 30, 2008 (Dividend Scheduled for July 2008) | $1.39 | $1.46 | 12.2% |
| Six Months Ending December 31, 2008 (Dividend Scheduled for Jan. 2009) | $1.27 | $2.50 | 12.1% |
| Six Months Ending June 30, 2009 (Dividend Scheduled for July 2009) | $1.45 | $3.00 | 14.0% |

### 4.3 Taxation of U.S. Shareholders

The following is a summary of federal income tax considerations associated with an investment in TWF. This summary does not address all possible tax considerations that may be material to an investor and does not constitute tax advice. Moreover, this summary does not deal with all tax aspects that might be relevant to you, as a prospective shareholder, in light of your personal circumstances; nor does it deal with particular types of shareholders that are subject to special treatment under the Internal Revenue Code, such as foreign corporations or persons who are not citizens of the United States.

***We urge you, as a prospective shareholder, to consult your own tax advisor regarding this investment, and the specific tax consequences to you as a purchaser of shares, ownership and sale of the shares, and of our election to be taxed as a REIT, including the federal, state, local, foreign, and other tax consequences of such purchase, ownership, and sale.***

Distributions to U.S. shareholders, other than capital gains distributions as discussed below, will constitute dividends up to the amount of our current or accumulated earnings and profits and will be taxable to the shareholders as ordinary income. These distributions are not eligible for the dividends received deduction generally available to corporations. To the extent that we make a distribution in excess of our current or accumulated earnings or profit, the distribution will be treated first as a tax-free return of capital, reducing the tax basis in each U.S. shareholder's shares, and the amount of each distribution in excess of a U.S. shareholder's tax basis in its shares will be taxable as gain realized from the sale of its shares.

Distributions to U.S. shareholders that we properly designate as capital gain distributions will be treated as long-term capital gains to the extent they do not exceed our actual net capital gain, for the taxable year without regard to the period for which the U.S. shareholder has held their stock.

Our distributions, and any gain that you realize from a disposition of shares, will not be treated as passive activity income, and shareholders may not be able to utilize any of their "passive losses" to offset this income on their personal income tax return. Our distributions will generally be treated as investment income for purposes of the limitations on the deduction of investment interest. Net capital gain from a disposition of shares and capital gain distributions generally will be included in investment income for purposes of the investment interest deduction limitations only if, and to the extent you so elect, in which case any such capital gains will be taxed as ordinary income.

USA TODAY

*January 2003 - By Thomas Fogarty*

*"Real estate investment trusts - companies that own and manage offices, apartments, malls and the like - are portfolio staples in most real estate mutual funds. REITs offer investors a tangible asset in uncertain times, and federal tax laws make them attractive by requiring that 90% of income be distributed as dividends."*

The above summarizes a general scope of what might be considered taxable income to the shareholder. TWF strongly recommends each prospective shareholder to obtain the advice of his/her CPA prior to investing in TWF.

### 4.4 Dividend Reinvestment Plan

Shareholders may participate in our Dividend Reinvestment Plan pursuant to which you may have the dividends you receive reinvested in shares of TWF. If you participate, you will be taxed on your share of our taxable income even though you will not receive the cash from your dividends. As a result, you may have a tax liability without receiving cash dividends to pay such liability. We may terminate the Dividend Reinvestment Plan at our discretion upon 10 days written notice to our shareholders.

Shares invested pursuant to the Dividend Reinvestment Plan will be deposited in increments of $25. All remaining proceeds will be reimbursed to the shareholder and treated for tax purposes as a dividend.

## 5.0 Management

TWF operates under the direction of a Board of Directors, the members of which are accountable to us and our shareholders and fiduciaries. The Board is responsible for the management and control of our affairs. The Board has retained Westward Management to manage the day-to-day business responsibilities and the acquisition and disposition of our investments, subject to the Board's supervision.

TWF has no direct employees. The employees of our advisor, Westward Management, perform a full range of real estate and administrative services for TWF, including leasing and property management, accounting, asset management, and investor relations.

Our directors are not required to devote all of their time to TWF and are only required to devote the time to our affairs as their duties may require. Our directors plan to meet quarterly, but no less than semi-annually, to discharge their duties as directors. Consequently, in the exercise of their fiduciary responsibilities, our directors will be relying heavily upon Westward Management to manage and advise us as to the day-to-day operations of TWF.Our articles of incorporation and bylaws provide that the number of directors be established by a majority of the entire Board of Directors, but may not be fewer than three or more than 15. We currently have a total of eight directors.

Our articles of incorporation also provide that a majority of the directors be Independent Directors. An "Independent Director" is a person who is not an officer or employee of Westward Management, and has not otherwise been affiliated with such entity in a management capacity for the previous three years. Directors may hold a minority interest (equal to or less than 10%) in Westward Management and still be considered an Independent Director. Of the eight current Directors of TWF, six are considered Independent Directors.

Any director may resign at any time and may be removed with or without cause by the shareholders upon the affirmative vote of at least a majority of all votes entitled to be cast at a meeting called for the purpose of the proposed removal. If fewer than 500 votes are cast for the removal of a director by the shareholders, the decision shall be made solely by a majority vote of the Board of Directors.

The directors are also responsible for reviewing the performance of Westward Management, and determining that the compensation paid is reasonable in relation to the nature and quality of services to be performed, and that the provisions of the service agreements are being carried out. The removal of Westward Management, or any other affiliated management company of TWF's, must be made by a majority vote of the Board of Directors.

We have provided below certain information regarding our executive directors. They are comprised of industry professionals and business leaders from around the country. They include:

Tim Barnes – Director

Mr. Barnes is the Founder, President & Designated Broker of Apex Properties, a real estate brokerage firm located in San Luis Obispo, California. Through an innovative approach to market, Apex has experienced double digit growth for more than five consecutive years, making it one of California's fastest growing real estate companies.

Licensed in both Arizona and California, he has extensive education and experience within the real estate industry. Mr. Barnes is also extensively involved in buying and selling real estate both individually and in partnership with others.

Bill Borgsmiller – Director

Mr. Borgsmiller is the President and CEO of Aviation Consultants, Inc. and the San Luis Jet Center, both located in California's Central Coast. Flying since the age of twelve, he has obtained numerous licenses, ratings and certifications, including an Airline Transport Pilot license, Instrument and Commercial license, Land & Sea certification, Airframe and Powerplant Mechanic certification, as well as being an NBAA Certified Aviation Manager.

Since opening ACI in 1999, Mr. Borgsmiller has continued to expand his company, becoming one of California's premier aviation service providers. In 2004, he opened the San Luis Jet Center, a 15,000-square-foot facility servicing both passengers and their aircraft. The company currently owns and manages numerous cabin-class corporate jets with a combined value of more than $80 Million.

Ian Duni – Director

Mr. Duni is an independent representative with ING Financial Partners. He also sits on the Board of Directors for a real estate management and investment firm located in Los Angeles.

During his tenure with Citibank, Mr. Duni managed a division to 153% of revenue forecasts, receiving numerous awards, including the Circle of Excellence designation for being one of the top 25 registered representatives.

Through his affiliation with Diversified Mortgage, he has the ability to market numerous organizations for the funding of properties acquired by TWF, and will additionally manage all aspects of the escrow process. Mr. Duni holds the following licenses, certifications, and memberships:

1. National Association of Insurance and Financial Advisors;
2. Fire and Casualty Broker Certificate;
3. Life Agent;
4. Real Estate Salesperson Certificate;
5. Series 6 Variable Contracts License;
6. Series 63 Code of Ethics License;
7. Certified Financial Planner I – Financial Planning;
8. Certified Financial Planner II – Investment Planning.

Patrick Gill – Director

Mr. Gill is the Creative Director and co-owner of LeeReedy, a brand design, marketing and communications firm with offices in Denver and Los Angeles. He has worked with numerous Fortune 500 and Fortune 1,000 companies that include Hunter Douglas, Janus, Oakwood Worldwide, Hewlett Packard, StorageTek, The Broe Companies, as well as The Children's Hospital.

Mr. Gill's work has been recognized in Print Magazine, The Best of Brochure Design Vol. 1,2,3,4, The American Institute of Graphic Artists, The National Business Marketing Association, and The Addys.

Chris Knauer – Director

Mr. Knauer is a principal of Westward Management, our advisor. His business experience can be defined in only one way; "entrepreneurial." Currently, he owns the majority interest in three multi-million dollar businesses that include Construction-Land Development, Evaki Imports, and A-RV Storage and Repair.

Proven successful at taking businesses from start-up to success story, Mr. Knauer has practical business knowledge in the hotel industry, the RV industry, the wine industry, and the construction and development industry. He is responsible for numerous and ongoing residential and commercial developments throughout California.

Tariq Kozouz – Director

Mr. Kozouz is a Vice President with a global financial consulting firm specializing in financial advisory services, turnaround and restructuring, and performance improvement. His concentration is in the area of financial advisory services where he performs financial and accounting analyses, investigations, and damages analyses for commercial disputes.

Previously, Mr. Kozouz worked with Deloitte & Touche as a manager in their forensic and investigative services practices, specializing in SEC investigations. Prior to his work in the forensic and investigative services practice, Mr. Kozouz worked as an external auditor providing audit services to both public and private companies in various industries. He is a licensed certified public accountant and is a member of the Association of Certified Public Accountants, Association of Certified Fraud Examiners, and the Business Valuation Association.

Scott Waldron – Director

Mr. Waldron is the co-founder of National Housing Solutions, a temporary housing firm providing relocation assistance to corporate executives throughout North America. Through his relationship-building opportunities, he has also become a residential lending professional. His affiliation with Washington Mutual Bank enables him to provide financing solutions for clientele throughout the United States.

During his professional career, Mr. Waldron has worked in a management capacity with several Fortune 500 companies, including Verizon Wireless, formerly Airtouch Communications. Responsible for B2B sales and marketing strategies, the company realized a 20% year-over-year increase in sales for four consecutive years. Mr. Waldron has been acknowledged numerous times for his contributions to sales excellence and employee development.

David Westveer – Chairman

Mr. Westveer is the President and Chairman of TWF, and the Chief Executive Officer and Chief Operating Officer of Westward Management, our advisor. He is also the co-founder and Director of Western Dunes Properties, a real estate management and investment company located in Los Angeles, California.

He most previously was the President of Avacus Corporation, an $85 Million privately held conglomerate based in Santa Monica, California. Avacus consists of eight mid-sized businesses, in industries that include real estate, law, construction, aviation, wine manufacturing and distribution, children's bath care products, and financial services.

Previous to Mr. Westveer's involvement with Avacus Corporation, he co-founded BBW Enterprises, located in California's Central Coast. A small conglomerate, BBW currently owns and operates two companies; one in corporate aviation and the other in real estate sales and management. He is a licensed real estate salesman in the state of California, as well as a single and multi-engine certified pilot.

Compensation

We compensate our directors $1,000 per regularly scheduled Board meeting attended, and $250 per special Board meeting attended, whether held in person or by telephone conference. All directors, as part of their regular compensation, are provided 2,500 shares of TWF common stock, vested over a five-year period, available on the last day of each calendar year should they remain in good standing as a director of TWF. We have also reserved 10,000 shares of common stock per calendar year for future issuance pursuant to our Independent Director Stock Option Plan. All directors receive reimbursement of reasonable out-of-pocket expenses incurred in connection with attendance to meetings of the Board of Directors. Directors will not receive share discounts pursuant to their shares purchased through the Independent Director Stock Option Plan.

## 5.1 Committees of the Board of Directors

Our entire Board of Directors considers all major decisions concerning our business, including all property acquisitions. However, our Board will also establish an Audit Committee, a Compensation Committee, as well as an Advisory Committee so that important items within the purview of these committees can be addressed in more depth than may be possible at a full Board meeting.

Audit Committee

Our Audit Committee's primary function will be to assist the Board of Directors in fulfilling its oversight responsibilities by reviewing the financial information to be provided to the shareholders and others, the system of internal controls which management has established, and the audit and reporting process.

Compensation Committee

Our Board of Directors has established a Compensation Committee to administer the Employee Stock Option Plan for Westward Management, our advisor. The primary function will be to manage the granting of stock options to selected employees of Westward Management, and to set the terms and conditions of such options. The Employee Stock Option Plan will not go into effect until January 2007, and will be suspended for six months following any quarter of annualized returns to TWF shareholders that do not exceed 4.0%.

Advisory Committee

Our Advisory Committee is responsible for assisting in the following areas which have a direct impact on the operations of TWF: asset management; new business development; legal; and budgeting.

## 5.2 Management Compensation

The following table summarizes and discloses all of the compensation and fees to be paid by TWF to Westward Management and its affiliates for services pertaining to the Advisory Agreement:

- Acquisition and Advisory Fees equal to 6.5% of gross offering proceeds, paid quarterly, for the review and evaluation of potential real property acquisitions;
- Dealer Manager Fee equal to 5.5% of gross offering proceeds, paid quarterly, for the acquisition and offering expenses associated with attracting potential shareholders;
- Asset Management Fee equal to 0.5% of the then valuation of real estate assets owned directly or through a joint venture capacity, paid quarterly;
- Tenant Management Fee equal to 8.5% of TWF gross rental income, paid quarterly, for the management of tenants residing in TWF owned or managed properties; provided, however, that the aggregate Property Management Fee not exceed the lesser of: (A) 8.5% of gross revenues; or (B) 1.0% of the net asset value of all properties owned by TWF;
- Up to 6% of the real estate net purchase or sale for brokerage representation. Westward Management intends to represent TWF in all real estate transactions, and will be responsible for the reimbursement of commissions earned from those transactions that involve third-party broker-dealers.

  In connection with the purchase of properties, Westward Management shall earn an amount equal to the commission given to the buyer's broker from the seller's broker representing the seller in the sale of said property.

In connection with the sale of properties, Westward Management shall earn an amount not exceeding the lesser of: (A) 50% of the reasonable, customary, and competitive real estate brokerage commission paid for the sale of a comparable property in light of size, type, and location of the property; or (B) 3.0% of the contract price of the property sold.

Only in a scenario whereby Westward Management represents both seller and buyer in a selling transaction shall Westward Management have the right to the full 6.0% commission; and

- 1% of all loans sourced for the purchase of real property by TWF, as defined in the financial projections as Property Loan Commissions. Westward Management intends to represent TWF with the sourcing of loans required when purchasing real property, and will be responsible for the reimbursement of commissions earned from those transactions that involve third-party broker-dealers.

5.3 Conflicts of Interest

Certain officers and directors of TWF are also officers and directors of Westward Management, our advisor, and as such, owe fiduciary duties to these various entities and their shareholders and limited partners. Such fiduciary duties from time-to-time may conflict with the fiduciary duties of TWF and its shareholders.

Our officers and directors have an obligation to function on behalf of the shareholders of TWF in all situations in which a conflict of interest may arise.

5.4 Board of Advisors

Our Board of Advisors will inform our directors on specific topics requested of by our directors, as well as assist in the fundraising efforts of TWF. They may or may not be compensated by means of a commission paid by Westward Management, our advisor, for their efforts in raising capital. Additionally, they may or may not be provided shares of TWF in place of cash compensation. All advisors are independent contractors of TWF and Westward Management.

5.5 Limited Liability and Indemnification of Directors, Officers, Employees, and other Agents & Arbitration Provision

Our organizational documents limit the personal liability of our shareholders, directors and officers for monetary damages to the fullest extent permitted under current Delaware corporate law. We also maintain a director's and officer's liability insurance policy. Delaware law allows directors and officers to be indemnified against judgments, penalties, fines, settlements, and expenses actually incurred in a proceeding unless the following can be established:

- An act of omission of the director or officer was material to the cause of action adjudicated in the proceeding, and was committed in bad faith or was the result of active and deliberate dishonesty;
- The director or officer actually received an improper personal benefit in money, property or services; or
- With respect to any criminal proceedings, the director or officer has reasonable cause to believe that his or her act of omission was unlawful.

We have also agreed to indemnify and hold harmless Westward Management and its affiliates performing services for us from specific claims and liabilities arising out of the performance of its obligations under the advisory agreement. As a result, both TWF and its shareholders may be entitled to a more limited right of action than they would otherwise have if these indemnification rights were not included in the advisory agreement.This Prospectus and all agreements made between TWF and shareholders of TWF and Westward Management shall be construed and enforced in accordance with the laws of the State of California.

The parties further agree that all claims, controversies, or disputes, arising out or related to this Prospectus or relationships that result from the purchase of TWF shares, shall be submitted to binding arbitration in a county as requested of by TWF, to be administered by, and to be in accordance with the commercial rules of the American Arbitration Association by a single neutral arbitrator. In the event of such arbitration, notice thereof shall be given to all necessary parties as promptly as possible after referral to arbitration is made, giving all such parties an opportunity to appear in such arbitration proceedings.

The decision of such arbitrator in this matter shall be final and conclusive upon the issue or issues in question. The arbitrator may include in its decision an award for costs and/or attorneys' fees in favor of the prevailing party or parties against any one or more of the other parties to the arbitration. The parties hereby further agree that any disputes covered by this agreement may not be pursued as a class action or as a representative action. The parties further acknowledge that any arbitration conducted hereunder shall be governed by the United States Arbitration Act (9 U.S.C. Section 1, et seq.) and that the transactions contemplated by this Agreement involve commerce, as defined in said Act.

YOU ARE AGREEING TO HAVE ANY DISPUTE ARISING OUT OF THE MATTERS INCLUDED IN THE ARBITRATION OF DISPUTES PROVISIONS DECIDED BY NEUTRAL ARBITRATION AND YOU ARE GIVING UP ANY RIGHTS YOU MIGHT POSSESS: TO HAVE THE DISPUTE LITIGATED IN A COURT OR JURY TRIAL AND TO YOUR JUDICIAL RIGHTS TO DISCOVERY AND APPEAL, UNLESS THOSE RIGHTS ARE SPECIFICALLY INCLUDED IN THE ARBITRATION OF DISPUTES PROVISION. IF YOU REFUSE TO SUBMIT TO ARBITRATION AFTER AGREEING TO THIS PROVISION, YOU MAY BE COMPELLED TO ARBITRATE UNDER THE AUTHORITY OF THE CALIFORNIA CODE OF CIVIL PROCEDURE.

YOU CERTIFY THAT YOU HAVE READ AND UNDERSTAND THE FOREGOING AND VOLUNTARILY AGREE TO SUBMIT DISPUTES ARISING OUT OF THE MATTERS INCLUDED IN THE "ARBITRATION OF DISPUTES" PROVISION TO NEUTRAL ARBITRATION.

### 5.6 Independent Director Stock Option Plan

We plan to make 10,000 shares available annually to our Board of Directors through our Independent Director Stock Option Plan. The purpose of the plan is to encourage the Directors to purchase shares of our common stock. The total shares available for purchase to any one director shall be the 10,000 shares provided annually, divided by the total number of directors then in office on the date of each annual shareholders meeting. Should any one director decide not to partake in the shares available to him/her during a given period, his/her shares will be made available for purchase to all remaining directors. The exercise price for the shares pursuant to the Independent Director Stock Option Plan will be $12.50 per share.

Stock will not be granted through the Independent Director Stock Option Plan if, at any time, the total shares outstanding pursuant to the Independent Director Stock Option Plan exceed 5% of the total issued and outstanding shares. Directors may not sell their shares purchased through the Independent Director Stock Option Plan for a period of 48-months. Directors may not partake in any additional discounts made available to shareholders as set forth in this Prospectus. Additionally, shares of Westward Management, our advisor, will not be granted to directors purchasing shares pursuant to this plan.

5.7 Employee Stock Option plan

Our Employee Stock Option Plan is designed to enable Westward Management to obtain and retain the services of employees considered essential to our success and the success of Westward Management by offering such employees an opportunity to participate in the growth of TWF through ownership of our common stock.

The Employee Stock Option Plan will be administered by two or more Independent Directors of TWF. They shall set the term of the Employee Options in its discretion, although no Employee Option shall have a term greater than five years from the later of (1) the date our shares become listed on a national securities exchange, or (2) the date the Employee Option is granted. The Compensation Committee shall set the period during which the right to exercise an option vests in the holder of the option. No Employee Option issued may be exercised, however, if such exercise would jeopardize our status as a REIT under the Internal Revenue Code. In addition, no option may be sold, pledged, assigned, or transferred by an employee in any manner other than by will or the laws of decent or distribution.

5.8 The Advisory Agreement

Many of the services to be performed by Westward Management in managing our day-to-day activities are summarized below. This summary is provided to illustrate the material functions which Westward Management will perform for TWF as our advisor, and it is not intended to include all of the services which may be provided to TWF by Westward Management or by third parties. Under the terms of the Advisory Agreement, Westward Management will make best efforts to present to TWF, investment opportunities consistent with our investment policies and objectives as adopted by our Board of Directors. In its performance of this undertaking, Westward Management, either directly or indirectly by engaging an affiliate, shall, subject to the authority of the Board:

- Find, present, and recommend to us real estate investment opportunities consistent with TWF investment policies and objectives;
- Structure the terms and conditions of transactions pursuant to which acquisitions of properties will be made;
- Acquire properties on our behalf in compliance with our investment objectives and policies;
- Arrange for financing and refinancing of properties; and
- Enter into leases and service contracts for the properties acquired.

The term of the current Advisory Agreement ends on December 31, 2012 and may be renewed for an unlimited number of successive five-year periods. Additionally, the Advisory Agreement may be terminated:

- Immediately by TWF for "cause" or upon the bankruptcy of Westward Management or a material breach of the advisory agreement by Westward Management. "Cause" is defined in the Advisory Agreement to mean fraud, criminal conduct, willful misconduct or willful or negligent breach of fiduciary duty by Westward Management or a breach of the advisory agreement by Westward Management;
- Without cause by a majority of the directors of TWF upon 180 days written notice; or
- Immediately with "good reason" by Westward Management. "Good reason" is defined in the Advisory Agreement to mean either;
- Any failure by TWF to obtain a satisfactory agreement from our successor to assume and agree to perform our obligations under the Advisory Agreement; or
- Any material breach of the Advisory Agreement of any nature whatsoever by TWF.

Westward Management and its affiliates expect to engage in other business ventures and, as a result, their resources will not be directed exclusively to our business. However, pursuant to the Advisory Agreement, Westward Management must devote sufficient resources to the administration of TWF to discharge its obligations. Westward Management may assign the Advisory Agreement to an affiliate upon the approval of a majority of TWF directors. TWF may assign or transfer the Advisory Agreement to a successor entity.

Westward Management may not make any acquisition of property or financing of such acquisition on our behalf without the prior approval of a majority of our Board of Directors. The actual terms and conditions of transactions involving investments in properties shall be determined in the sole discretion of Westward Management, subject at all times to such Board approval.

### 5.9 Accounting Policies

The company's accounting policies have been established in accordance with accounting principles generally accepted in the United States ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods.

Revenue Recognition

TWF recognizes rental income generated from all leases on real estate assets in which the company has an ownership interest, either directly or through investments in joint ventures, as earned based on the terms of the respective leases or rental agreements. If a tenant were to encounter financial difficulties in future years, the amount recorded as a receivable may not be realized.

Real Estate

Management continually monitors events and changes in circumstances indicating that the carrying amounts of the real estate assets in which TWF has an ownership interest, either directly or through investments in joint ventures, may not be recoverable. When such events or changes in circumstances are present, management will assess the potential impairment by comparing the fair market value of the asset to the carrying value of the asset. In the event that the carrying amount exceeds the estimated fair market value, TWF would recognize an impairment loss in the amount required to adjust the carrying amount of the asset to its estimated fair market value.

## 6.0 Financials Projections and Assumptions

We have compiled the accompanying Forecast Statement of Income and Forecast Statement of Cash Flows for TWF for the first four and one half years of operation. Even though we acknowledge the many changes that an organization faces during years three through five, we felt its inclusion to be important based on the time required to fully recognize profits earned from owning real property.The following financial assumptions set forth information about how we intend to use the proceeds raised in this offering, assuming that we sell the total shares as outlined in the attached Property Evaluation Worksheet prior to December 2009. Many of the figures set forth below represent management's best estimate since they cannot be precisely calculated at this time.

# The Westward Funds, INC
## Property Evaluation Worksheet

| | Six Months Ending December 31, 2005 | Six Months Ending June 30, 2006 | Six Months Ending December 31, 2006 | Six Months Ending June 30, 2007 | Six Months Ending December 31, 2007 | Six Months Ending June 30, 2008 | Six Months Ending December 31, 2008 | Six Months Ending June 30, 2009 | Six Months Ending December 31, 2009 | TOTAL |
|---|---|---|---|---|---|---|---|---|---|---|
| Shareholder Activity | | | | | | | | | | |
| Beginning Shares Outstanding | - | 35,000 | 50,000 | 80,120 | 110,391 | 155,806 | 204,450 | 260,752 | 346,048 | |
| Shares Purchased [1] | | | | | | | | | | |
| Board of Directors | 10,000 | 5,000 | 5,000 | 5,000 | 5,000 | 5,000 | 5,000 | 5,000 | 5,000 | 50,000 |
| Dividend Reinvestment Plan | - | - | 120 | 271 | 415 | 644 | 802 | 1,296 | 1,541 | 5,089 |
| General Public | 25,000 | 10,000 | 25,000 | 25,000 | 40,000 | 40,000 | 50,000 | 75,000 | 75,000 | 365,000 |
| Westward Management | - | - | - | - | - | 3,000 | 3,000 | 5,000 | 5,000 | 16,000 |
| Shares Sold [2] | | | | | | | | | | |
| General Public | - | - | - | - | - | - | 2,500 | 1,000 | 2,500 | 6,000 |
| Westward Management | - | - | - | - | - | - | - | - | - | - |
| Ending Shares Outstanding | 35,000 | 50,000 | 80,120 | 110,391 | 155,806 | 204,450 | 260,752 | 346,048 | 430,089 | |
| Shareholder Equity [3] | $ 660,000 | $ 935,000 | $ 1,542,640 | $ 2,153,593 | $ 3,097,732 | $ 4,112,894 | $ 5,289,040 | $ 7,107,562 | $ 8,893,958 | |
| Property Valuation | | | | | | | | | | |
| Property Purchased | | | | | | | | | | |
| From Shareholder Equity [4] | $ 1,650,000 | $ 687,500 | $ 1,519,100 | $ 1,527,382 | $ 2,360,348 | $ 2,876,292 | $ 3,509,496 | $ 5,223,312 | $ 5,238,541 | $ 24,591,972 |
| From Property Reinvestment [5] | | | | | | | | | | |
| (A) | - | - | $ 30,938 | $ 28,359 | $ 51,493 | $ 66,346 | $ 98,430 | $ 132,014 | $ 174,158 | $ 243,209 |
| (B) | - | - | $ 27,500 | $ 25,208 | $ 45,771 | $ 58,974 | $ 87,493 | $ 117,346 | $ 154,807 | $ 517,101 |
| (C) | - | - | - | - | $ 41,250 | $ 37,813 | $ 68,657 | $ 88,462 | $ 131,240 | $ 367,422 |
| (D) | - | - | - | - | $ 2,750 | $ 2,521 | $ 4,577 | $ 5,897 | $ 8,749 | 24,495 |
| Total Property Purchased | $ 1,650,000 | $ 687,500 | $ 1,577,538 | $ 1,580,950 | $ 2,501,613 | $ 3,041,946 | $ 3,768,654 | $ 5,567,031 | $ 5,707,496 | $ 26,082,727 |
| Ending Property Valuation | $ 1,650,000 | $ 2,337,500 | $ 3,915,038 | $ 5,495,988 | $ 7,997,600 | $ 11,039,546 | $ 14,808,200 | $ 20,375,231 | $ 26,082,727 | |
| Property Debt Service [6] | $ 15,159 | $ 36,635 | $ 57,445 | $ 86,464 | $ 123,972 | $ 174,904 | $ 237,476 | $ 323,248 | $ 426,832 | $ 1,482,136 |
| Gain from Sale of Real Property [7] | | | | | | | | | | |
| (A) | - | - | $ 37,125 | $ 34,031 | $ 61,791 | $ 79,616 | $ 118,116 | $ 158,417 | $ 208,990 | $ 698,086 |
| (B) | - | - | $ 33,000 | $ 30,250 | $ 54,926 | $ 70,769 | $ 104,992 | $ 140,815 | $ 185,769 | $ 620,521 |
| (C) | - | - | - | - | $ 49,500 | $ 45,375 | $ 82,389 | $ 108,154 | $ 157,488 | $ 440,906 |
| (D) | - | - | - | - | $ 3,300 | $ 3,025 | $ 5,493 | $ 7,077 | $ 10,499 | 29,394 |
| Total Gain from Sale of Real Property | - | - | 70,125 | $ 64,281 | $ 169,517 | $ 198,785 | $ 310,989 | $ 412,463 | $ 562,746 | $ 1,788,906 |

The accompanying condensed notes are an integral part of these consolidated financial statements.

**The following notes provide further detail with regards to the Property Evaluation Worksheet:**

1. Projected shares of common stock to be sold to the general public, our Board of Directors pursuant to the Independent Director Stock Option Plan, our Dividend Reinvestment Plan, as well as Westward Management during each specified time period.

2. Projected shares of common stock to be re-purchased by TWF from the general public, our Board of Directors pursuant to the Independent Director Stock Option Plan, and Westward Management during each specified time period.

3. Shareholder Equity represents 88% (gross valuation of shares sold less fees paid to Westward Management) of the value of the total shares purchased during each specified time period, less the value of the total shares sold during that same time period.

4. Property Purchased from Shareholder Equity represents the amount of capital invested into real property during that period, calculated at 70% loan-to-value.

5. Property Reinvestment represents property that is sold or refinanced, subsequently reinvested using the following set of standards:

   (A) Assumes 15% of real property under management will appreciate at 15% annually; sold or refinanced 12 months after purchase with 25% of gain reinvested at 70% LTV, and 75% of gain paid out as a dividend to shareholders;

   (B) Assumes 20% of real property under management will appreciate at 10% annually; sold or refinanced 12 months after purchase with 25% of gain reinvested at 70% LTV, and 75% of gain paid out as a dividend to shareholders;

   (C) Assumes 50% of real property under management will appreciate at 3% annually; sold or refinanced 24 months after purchase with 25% of gain reinvested at 70% LTV, and 75% of gain paid out as a dividend to shareholders;

   (D) Assumes 10% of real property under management will appreciate at 1% annually; sold or refinanced 24 months after purchase with 25% of gain reinvested at 70% LTV, and 75% of gain paid out as a dividend to shareholders.

   All remaining property is projected not to appreciate in value.

6. Property Debt Service represents interest only payments at the corresponding loan-to-value, using a 5.25% annually compounded interest rate, amortized over 30 years. Mid-year convention is used for property purchased during that same period.

7. The Gain on Sale of Real Property represents 100% of the gain of property sold based on the standards as set forth in bullet point 5.

# The Westward Funds, INC
## Forecast Statement of Income

| | Six Months Ending December 31, 2005 | Six Months Ending June 30, 2006 | Six Months Ending December 31, 2006 | Six Months Ending June 30, 2007 | Six Months Ending December 31, 2007 | Six Months Ending June 30, 2008 | Six Months Ending December 31, 2008 | Six Months Ending June 30, 2009 | Six Months Ending December 31, 2009 |
|---|---|---|---|---|---|---|---|---|---|
| **Property Operating Income** | | | | | | | | | |
| Property Rental [1] | $ 33,000 | $ 79,750 | $ 125,051 | $ 188,221 | $ 269,872 | $ 380,743 | $ 516,955 | $ 703,669 | $ 929,159 |
| Gain on Sale of Real Property [2] | $ - | $ - | $ 70,125 | $ 64,281 | $ 169,517 | $ 198,785 | $ 310,989 | $ 412,463 | $ 562,746 |
| Interest Income [3] | $ - | $ 555 | $ 1,194 | $ 1,674 | $ 2,331 | $ 3,111 | $ 3,657 | $ 3,151 | $ 2,567 |
| | $ 33,000 | $ 80,305 | $ 196,370 | $ 254,176 | $ 441,720 | $ 582,639 | $ 831,602 | $ 1,119,282 | $ 1,494,472 |
| **Property Operating Expense** | | | | | | | | | |
| Prop. Mgmt. and Leasing Fees [4] | $ 16,418 | $ 16,576 | $ 29,488 | $ 38,829 | $ 57,317 | $ 77,453 | $ 102,631 | $ 142,760 | $ 177,003 |
| Other Property Related Expense [5] | $ 12,013 | $ 21,153 | $ 34,273 | $ 59,645 | $ 81,619 | $ 124,622 | $ 159,073 | $ 258,205 | $ 312,749 |
| Interest Expense [6] | $ 15,159 | $ 36,635 | $ 57,445 | $ 86,464 | $ 123,972 | $ 174,904 | $ 237,476 | $ 323,248 | $ 426,832 |
| | $ 43,589 | $ 74,364 | $ 121,206 | $ 184,938 | $ 262,909 | $ 376,979 | $ 499,181 | $ 724,213 | $ 916,585 |
| Property Operating Income (Loss) | $ (10,589) | $ 5,941 | $ 75,163 | $ 69,238 | $ 178,811 | $ 205,660 | $ 332,421 | $ 395,069 | $ 577,887 |
| **Other Expenses** | | | | | | | | | |
| Depreciation and Amortization [7] | $ 13,983 | $ 33,792 | $ 52,988 | $ 79,754 | $ 114,352 | $ 161,332 | $ 219,049 | $ 298,165 | $ 393,712 |
| General & Administrative [8] | $ 43,500 | $ 27,750 | $ 45,250 | $ 33,750 | $ 65,250 | $ 52,750 | $ 82,750 | $ 65,250 | $ 92,750 |
| | $ 57,483 | $ 61,542 | $ 98,238 | $ 113,504 | $ 179,602 | $ 214,082 | $ 301,799 | $ 363,415 | $ 486,462 |
| Income Before Tax | $ (68,072) | $ (55,602) | $ (23,074) | $ (44,267) | $ (791) | $ (8,422) | $ 30,622 | $ 31,655 | $ 91,426 |
| Tax Liability [9] | $ - | $ - | $ - | $ - | $ - | $ - | $ - | $ - | $ - |
| Net Income (Loss) | $ (68,072) | $ (55,602) | $ (23,074) | $ (44,267) | $ (791) | $ (8,422) | $ 30,622 | $ 31,655 | $ 91,426 |
| Forecast Distributable Income [10] | $ - | $ 30,000 | $ 67,647 | $ 103,856 | $ 160,930 | $ 200,519 | $ 324,111 | $ 385,193 | $ 563,440 |
| Forecast Distributable Income - per Share [11] | $ - | $ 0.71 | $ 1.04 | $ 1.09 | $ 1.21 | $ 1.11 | $ 1.39 | $ 1.27 | $ 1.45 |
| Annualized Return [12] | 0.0% | 5.6% | 8.3% | 8.7% | 9.7% | 8.9% | 11.1% | 10.2% | 11.6% |

The accompanying condensed notes are an integral part of these consolidated financial statements.

**The following notes provide further detail with regards to the TWF Forecast Statement of Income:**

1. Property Rental Income was computed using an 8.0% annual return on the asset value of real property owned or managed by TWF during that same period. Mid-year convention was used for property purchased during that same period.
2. Gain on Sale of Real Property is defined on the Property Evaluation Worksheet, bullet point 7. For tax purposes, 100% of the gain from the sale of real property has been applied to the income statement.
3. Interest Income is computed using an annualized 2% return on the average of the beginning and ending cash balance as projected during the prior period.
4. Property Management and Leasing Fees include the Asset Management Fee, the Loan Commissions, and the Tenant Management Fee.
5. Other Property Related Expenses shall include those expenses directly related to the ownership of real property. They include advertising and marketing expenses, property liability insurance, as well as tax and general maintenance related to the ownership of said property.
6. Interest is defined on the Property Evaluation Worksheet, bullet point 6.
7. All property is budgeted using straight-line depreciation over 29.5 years.
8. General and Administrative Expenses are classified as those expenses directly related to the administrative functions of administering TWF. They include liability insurance, professional expenses such as accounting and legal, as well as travel related expenses.
9. Based on our ability to file income tax returns using our REIT status, we do not anticipate the payment of federal or state income tax at a corporate level.
10. Forecast Distributable Income has been computed as a percentage of the Property Operating Income. The percentage may change quarterly based on cash reserves and other factors. TWF's Board of Directors shall ultimately decide the amount of proceeds distributed to shareholders.
11. Forecast Distributable Income per Share is calculated by dividing Forecast Distributable Income by the total shares then outstanding.
12. Annualized Return is calculated by dividing the Forecast Distributable Income per Share by the shareholders basis; or $25.

# The Westward Funds, INC
## Forecast Statement of Cash Flows

| | Six Months Ending December 31, 2005 | Six Months Ending June 30, 2006 | Six Months Ending December 31, 2006 | Six Months Ending June 30, 2007 | Six Months Ending December 31, 2007 | Six Months Ending June 30, 2008 | Six Months Ending December 31, 2008 | Six Months Ending June 30, 2009 | Six Months Ending December 31, 2009 |
|---|---|---|---|---|---|---|---|---|---|
| Cash and Cash Equivalents, beginning of period | $ - | $ 110,911 | $ 127,851 | $ 206,965 | $ 259,194 | $ 363,101 | $ 368,375 | $ 261,737 | $ 251,661 |
| Cash Flow from Investing Activity [1] | | | | | | | | | |
| Investments in Real Property | $ (495,000) | $ (208,250) | $ (473,261) | $ (474,285) | $ (750,484) | $ (912,584) | $ (1,130,596) | $ (1,670,109) | $ (1,712,249) |
| Issuance of Common Stock | $ 660,000 | $ 275,000 | $ 607,640 | $ 610,953 | $ 944,139 | $ 1,015,162 | $ 1,238,646 | $ 1,843,522 | $ 1,848,897 |
| Re-Purchase of Common Stock | $ - | $ - | $ - | $ - | $ - | $ - | $ (62,500) | $ (25,000) | $ (62,500) |
| Shareholder Dividends | $ - | $ (30,000) | $ (67,647) | $ (103,856) | $ (160,930) | $ (200,519) | $ (324,111) | $ (385,193) | $ (563,440) |
| *Net Cash from Investing Activity* | $ 165,000 | $ 38,750 | $ 66,732 | $ 32,812 | $ 32,726 | $ (97,941) | $ (278,561) | $ (236,780) | $ (489,292) |
| Cash Flow from Operating Activity [2] | | | | | | | | | |
| From Sale of Real Property | $ - | $ - | $ 52,594 | $ 48,211 | $ 127,138 | $ 149,089 | $ 233,242 | $ 309,347 | $ 422,059 |
| Property Rental | $ 33,000 | $ 79,750 | $ 125,051 | $ 188,221 | $ 269,872 | $ 380,743 | $ 516,955 | $ 703,669 | $ 929,159 |
| Interest | $ - | $ 555 | $ 1,194 | $ 1,674 | $ 2,331 | $ 3,111 | $ 3,657 | $ 3,151 | $ 2,567 |
| Net Cash from Operating Activity | $ 33,000 | $ 80,305 | $ 178,838 | $ 238,106 | $ 399,340 | $ 532,943 | $ 753,854 | $ 1,016,166 | $ 1,353,785 |
| Disbursements | | | | | | | | | |
| General & Administrative [3] | $ 43,500 | $ 27,750 | $ 45,250 | $ 33,750 | $ 65,250 | $ 52,750 | $ 82,750 | $ 65,250 | $ 92,750 |
| Interest [4] | $ 15,159 | $ 36,635 | $ 57,445 | $ 86,464 | $ 123,972 | $ 174,904 | $ 237,476 | $ 323,248 | $ 426,832 |
| Other Property Related Expense [5] | $ 12,013 | $ 21,153 | $ 34,273 | $ 59,645 | $ 81,619 | $ 124,622 | $ 159,073 | $ 258,205 | $ 312,749 |
| Prop. Mgmt. and Leasing Fees [6] | $ 16,418 | $ 16,578 | $ 29,488 | $ 38,829 | $ 57,317 | $ 77,453 | $ 102,631 | $ 142,760 | $ 177,003 |
| Tax Liability [7] | $ - | $ - | $ - | $ - | $ - | $ - | $ - | $ - | $ - |
| Total Disbursements | $ 87,089 | $ 102,114 | $ 166,456 | $ 218,688 | $ 328,159 | $ 429,729 | $ 581,931 | $ 789,463 | $ 1,009,335 |
| Cash and Cash Equivalents, end of period | $ 110,911 | $ 127,851 | $ 206,965 | $ 259,194 | $ 363,101 | $ 368,375 | $ 261,737 | $ 251,661 | $ 106,820 |

The accompanying condensed notes are an integral part of these consolidated financial statements.

**The following notes provide further detail with regards to the TWF Forecast Statement of Cash Flows:**

1. Cash Flow from Investing Activity computes the net inflows/outflows of common stock, real property both purchased and sold, as well as dividend payments to shareholders during each specified period.
2. Cash Flow from Operating Activity takes into consideration the net inflows/outflows of those activities directly related to owning and managing real property.
3. General and Administrative Expenses include legal, accounting, travel, and other administrative costs associated with running the company.
4. Interest is defined on the Property Evaluation Worksheet, bullet point 6.
5. Other Property Related Expenses include those expenses directly related to the ownership of real property.
6. Property Management & Leasing Fees are expenses related to the management of both property and tenants, paid to Westward Management, our advisor.
7. Based on our ability to file income tax returns using our REIT status, we do not anticipate the payment of federal or state tax at a corporate level.

## APPENDIX A

The following Forecast Statement of Income further details Westward Management, our advisor. This information has been included based on the granting of shares to shareholders investing into TWF prior to July 01, 2006.

Westward Management anticipates making dividend payments to shareholders beginning January, 2006. Dividends will ultimately be determined based on cash flow requirements, tax liability, and other factors. Westward Management Directors and Officers reserve complete discretion with regards to the amount of said dividend distributions.

# Westward Management, INC
## Forecast Statement of Income

| | Six Months Ending December 31, 2005 | Six Months Ending June 30, 2006 | Six Months Ending December 31, 2006 | Six Months Ending June 30, 2007 | Six Months Ending December 31, 2007 | Six Months Ending June 30, 2008 | Six Months Ending December 31, 2008 | Six Months Ending June 30, 2009 | Six Months Ending December 31, 2009 |
|---|---|---|---|---|---|---|---|---|---|
| Operating Income | | | | | | | | | |
| Acquisition & Advisory Fee | $ 48,750 | $ 20,313 | $ 44,883 | $ 45,127 | $ 69,738 | $ 74,984 | $ 91,491 | $ 136,169 | $ 136,566 |
| Asset Management Fee | $ 2,063 | $ 4,984 | $ 7,816 | $ 11,764 | $ 16,867 | $ 23,796 | $ 32,310 | $ 43,979 | $ 58,072 |
| Dealer Manager Fee | $ 41,250 | $ 17,188 | $ 37,978 | $ 38,185 | $ 59,009 | $ 63,448 | $ 77,415 | $ 115,220 | $ 115,556 |
| Dividends from TWF | $ - | $ - | $ - | $ - | $ - | $ - | $ 4,180 | $ 7,618 | $ 15,971 |
| Property Commissions | | | | | | | | | |
| Sales | | | | | | | | | |
| TWF | $ 45,375 | $ 18,906 | $ 43,382 | $ 43,476 | $ 68,794 | $ 83,654 | $ 103,638 | $ 153,093 | $ 156,956 |
| Gen. Public | $ - | $ 20,000 | $ 40,000 | $ 75,000 | $ 75,000 | $ 100,000 | $ 100,000 | $ 150,000 | $ 150,000 |
| Loan | $ 11,550 | $ 4,813 | $ 11,043 | $ 11,067 | $ 17,511 | $ 21,294 | $ 26,381 | $ 38,969 | $ 39,952 |
| Tenant Management Fee | $ 2,805 | $ 6,779 | $ 10,629 | $ 15,999 | $ 22,939 | $ 32,363 | $ 43,941 | $ 59,812 | $ 78,979 |
| Interest | $ - | $ 390 | $ 545 | $ 797 | $ 1,536 | $ 2,292 | $ 2,167 | $ 1,699 | $ 1,175 |
| | $151,793 | $ 93,372 | $ 196,275 | $ 241,414 | $ 331,394 | $ 401,830 | $ 481,523 | $ 706,560 | $ 753,228 |
| Operating Expense | | | | | | | | | |
| Depreciation and Amortization | $ 2,500 | $ 2,500 | $ 2,500 | $ 2,500 | $ 2,500 | $ 2,500 | $ 2,500 | $ 2,500 | $ 2,500 |
| General and Administrative | $ 73,713 | $ 70,978 | $ 81,223 | $ 86,829 | $ 97,128 | $ 232,761 | $ 228,058 | $ 316,618 | $ 329,264 |
| | $ 76,213 | $ 73,478 | $ 83,723 | $ 89,329 | $ 99,628 | $ 235,261 | $ 230,558 | $ 319,118 | $ 331,764 |
| Operating Income (Loss) | $75,580 | $ 19,894 | $ 112,552 | $ 152,085 | $ 231,766 | $ 166,568 | $ 250,964 | $ 387,442 | $ 421,465 |
| Tax Liability | $ 27,587 | $ - | $ 48,343 | $ - | $ 140,106 | $ - | $ 152,399 | $ - | $ 295,251 |
| Net Income (Loss) | $47,993 | $19,894 | $64,209 | $152,085 | $91,660 | $166,568 | $98,565 | $387,442 | $126,214 |
| Forecast Distributable Income | $ - | $ 41,994 | $ 17,407 | $ 56,183 | $ 133,074 | $ 80,203 | $ 145,747 | $ 250,000 | $ 300,000 |
| Forecast Distributable Income - per Share | $ - | $ 0.42 | $ 0.17 | $ 0.56 | $ 1.33 | $ 0.80 | $ 1.46 | $ 2.50 | $ 3.00 |

## APPENDIX B

General questions pertaining to Real Estate Investment Trusts:

**Q: What is a REIT?**

A: In general, A REIT is a company that:

- Combines the capital of more than 100 investors to acquire or provide financing for real estate properties;
- Pays dividends to investors of at least 90% of its taxable income;
- Avoids the "double taxation" treatment of income that would normally result from investments in a corporation, because a REIT is not generally subject to federal corporate income taxes on its net income, provided certain income tax requirements are satisfied; and
- Allows individual investors to invest in a large-scale diversified real estate portfolio through the purchase of interests, typically shares, in the REIT.

**Q: How does a company qualify as a REIT?**

A: In order for a company to qualify as a REIT, it must comply with certain provisions within the Internal Revenue Code. As required by the Tax Code, a REIT must:

- Be an entity that is taxable as a corporation;
- Be managed by a Board of Directors or trustees;
- Have shares that are fully transferable;
- Have a minimum of 100 shareholders;
- Have no more than 50% of its shares held by five or fewer individuals during the last half of the taxable year;
- Invest at least 75% of its total assets in real estate assets;
- Derive at least 75% of its gross income from rents from real estate property or interest on mortgages on real property;
- Have no more than 20% of its assets consist of stocks in taxable REIT subsidiaries;
- Pay annually at least 90% of its taxable income in the form of shareholder dividends.

**Q: Why were REITs created?**

A: Congress created REITs in 1960 to make investments in large-scale, income-producing real estate accessible to smaller investors. Congress decided that a way for average investors to invest in large-scale residential and commercial properties was the same way they invest in other industries, through the purchase of equity. In the same way as shareholders benefit by owning stocks or other corporations, the shareholders of a REIT earn a pro-rata share of the economic benefits that are derived from the production of income through real estate ownership. REITs offer distinct advantages for investors: greater diversification through investing in a portfolio of properties rather than a single building, and management by experienced real estate professionals.

**Q: How many REITs are there?**

A: There are more than 1,000 tax returns filed as REITs each year. There are about 180 REITs registered with the Securities and Exchange Commission in the United States that trade on one of the major stock exchanges; the majority on the New York Stock Exchange. Total assets of these listed REITs exceed $400 Billion. About 20 REITs are registered with the SEC but are not publicly traded. Approximately 800 REITs are not registered with the SEC and are not traded on a stock exchange.



How Many REITs are There?
REIT Returns Filed
Number of Listed REITs
1200
1000
800
600
400
200
0
1993
1994
1995
1996
1997
1998
1999
2000
2001


**Q: Who will choose which real estate properties to invest into?**

A: Westward Management is the advisor to TWF and, as such, manages our daily affairs and makes recommendations on all property acquisitions to our Board of Directors. Our Board of Directors must approve all property acquisitions and sales.

**Q: If I buy shares, will I receive dividends and how often?**

A: We intend to make dividend distributions on a quarterly basis, commencing January 2006. The amount of each distribution is determined by our Board of Directors and typically depends on the amount of distributable funds, projected cash requirements, tax considerations, and other factors.

**Q: How do you calculate the payment of dividends to TWF shareholders?**

A: We will calculate your quarterly dividends on a daily basis so your dividend will begin to accrue immediately upon becoming a shareholder.

**Q: If I buy shares, how will I later sell them?**

A: At the time that you purchase shares, they will not be listed for trading on any national securities exchange or over-the-counter market. Furthermore, we cannot guarantee that one will ever develop. As a result, you may find it difficult to find a buyer for your shares and realize a return on your investment. You may sell your shares to any buyer unless such sale would cause the buyer to own more than 9.8% of our outstanding stock.

After you have held your shares for a minimum of three years, you may be able to have your shares repurchased by TWF pursuant to our share redemption program. If we have not listed our shares on a national securities exchange or over-the-counter market by January 2015, our articles of incorporation require us to begin selling our properties and other assets, returning the net proceeds from these sales to our shareholders through distributions.

**Q: Will I be notified of how my investment is doing?**

A: Yes, you will receive periodic updates on the performance of your investment with us, including:

- Four detailed quarterly newsletters with dividend report;
- An annual IRS 1099; and
- Regular acquisition reports detailing our latest property acquisitions.

**Q: Who can help answer my questions?**

A: If you have questions about this offering, or if you would like additional copies of this Prospectus, please contact us at:


The Westward Funds, INC.
P.O. Box 491209
Los Angeles, California 90049
(800) 901-5431

THE
WESTWARD
FUNDS